Exhibit 99.1

Annual Meeting April 16, 2024 | Bank of Montreal Notice of Annual Meeting of Shareholders and Management Proxy Circular

Notice of Annual Meeting of Shareholders

You’re invited to participate in BMO’s 2024 annual meeting of shareholders.

How to participate

You can participate in the meeting virtually by logging on to the webcast. You may also attend in person at our Institute for Learning (IFL), 3550 Pharmacy Avenue, Toronto, Ontario. Please see the inside back cover of this circular for a map and directions.

Please monitor our website (bmo.com/annualmeeting), and our transfer agent’s website (www.envisionreports.com/BMO2024), for any updates.

Date and time Tuesday, April 16, 2024 9:30 a.m. Eastern time	Webcast https://web.lumiagm.com/445402762 Enter password: bmo2024 (case sensitive)	In person BMO IFL, 3550 Pharmacy Avenue, Toronto, Ontario

Who can vote

You can vote if you held BMO shares as of the close of business on February 16, 2024, except as noted on page 5. You have one vote per share. There were 725,443,685 common shares outstanding on February 16, 2024, but there may be fewer eligible votes because of voting restrictions – see page 5.

How to vote

You can vote in advance by proxy or voting instruction form, or vote at the meeting by logging on to the webcast, or by attending in person. Voting using the form you received is the easiest way to vote. How you cast your vote depends on how you hold your shares (see page 6 for details).

Have questions about voting? Contact our transfer agent, Computershare Trust Company of Canada:

by phone 1-800-340-5021 (toll-free in Canada and the United States) 1-514-982-7555 (outside North America)	by email service@computershare.com

2024 meeting agenda

	Board recommendation	Read more

1. Receive BMO’s consolidated financial statements for the year ended October 31, 2023 and the auditors’ report	> Download a copy at www.bmo.com	page 2

2. Elect the board of directors	> Vote FOR each nominated director	page 2

3. Appoint the auditors	> Vote FOR	page 2

4. Vote (on an advisory basis) on our approach to executive compensation	> Vote FOR	page 3

5. Consider the shareholder proposals to be voted on, where properly introduced at the meeting	> Vote AGAINST	page 4

You will also consider any other business that is properly brought before the meeting.

In order for items 2, 3, 4 and 5 to be approved by shareholders, they require a majority (more than 50%) of the votes cast to be FOR the item. The results of the shareholder vote on items 4 and 5 are non-binding, but they will influence the board’s consideration of these matters.

Please take a moment to vote. Your participation is important to us.

By order of the board of directors

Paul Noble

SVP, Chief Legal Officer, Enterprise Legal & Corporate Secretary

February 7, 2024

How to ask questions at the meeting You can ask questions through the webcast, in person, or by sending them to us before the meeting:

Where to get a copy of the 2024 meeting materials

We’re making the management proxy circular available online instead of by mail according to a set of rules developed by the Canadian Securities Administrators called notice and access, and pursuant to an exemption received from the Office of the Superintendent of Financial Institutions. We are also using notice and access to deliver our annual report to beneficial shareholders. If you’ve already given us instructions to send you printed documents, your meeting materials are enclosed with this notice.

You can download the circular and annual report on our transfer agent’s website (www.envisionreports.com/BMO2024), on our website (bmo.com/annualmeeting), or on SEDAR+ (www.sedarplus.ca). If you prefer to have a paper copy, contact our transfer agent, Computershare, and they will send you a copy.

Check in regularly for information updates

Please monitor our transfer agent’s website (www.envisionreports.com/BMO2024), on our website (bmo.com/annualmeeting), and on SEDAR+ (www.sedarplus.ca). Please be sure to check in regularly for any updates.

2023 Voting Results

Voting results from our 2023 annual meeting can be found on our website (select 2023 at bmo.com/annualmeeting)

corp.secretary@bmo.com
Bank of Montreal Corporate Secretary’s Department 100 King Street West 1 First Canadian Place, 9th Floor Toronto, Ontario, Canada M5X 1A1

Look for more information online

www.bmo.com/corporategovernance

2024 Management Proxy Circular	2023 Annual Report	2023 Sustainability Report and Public Accountability Statement	2023 Climate Report	2023 Voting Results

Management Proxy Circular

Message to shareholders

Dear Fellow Shareholders,

We encourage you to participate in this year’s annual meeting of shareholders. The meeting is scheduled to be held on Tuesday, April 16, 2024, with your option of virtual or in-person participation in Toronto. At the meeting, you will hear directly from management about the Bank’s performance in 2023 and vote on all business matters brought forward, including the election of the members of the board of directors for the next year.

The business to be conducted is set out in the pages of the Notice of Meeting and Management Proxy Circular.

We suggest you read this proxy circular in combination with the 2023 Annual Report, which outlines the Bank’s financial performance for the fiscal year ended October 31, 2023. We also encourage you to review our 2023 Sustainability Report and Public Accountability Statement, and our Climate Report, which review the progress we’re making to live our Purpose, to Boldly Grow the Good in business and life, through our commitments to a thriving economy, sustainable future and inclusive society.

The global economy continued to face challenges in 2023 – notably, higher interest rates, inflationary pressures, weaker financial conditions and escalating geopolitical crises. Against this macroeconomic backdrop, BMO has been strengthening the foundations of our bank to position us for the future. With the successful acquisition and integration of Bank of the West, BMO is now the most integrated North-South bank on the continent. We have significantly expanded our access to high-growth markets of the United States and strengthened our competitive position as the eighth largest bank in North America by assets.

With strategic investments that grew our bank, we continued to deliver value for shareholders, ending 2023 with an increase in the quarterly dividend to $1.51 per common share, up 6 per cent from the prior year and continuing our leading track record of the longest-running dividend payout of any company in Canada, at 195 years.

George A. Cope, Chair of the Board	Darryl White Chief Executive Officer

In 2024, we are asking you to elect 13 candidates to serve on the board. Twelve of the nominees were elected as directors at the Bank’s 2023 annual meeting of shareholders and are standing for re-election. Sophie Brochu, who has served on the board since 2011, is not standing for re-election. We would like to thank Sophie for her many contributions, including serving on the Audit and Conduct Review Committee, Human Resources Committee and the Governance and Nominating Committee. We will miss her timely insights and deep leadership experience. A recently appointed director, Hazel Claxton, is standing for election. Until her retirement in 2018, Hazel was Chief Human Resources Officer of Morneau Shepell Inc. (now part of TELUS Health) and a senior partner at PwC Canada, previously. She was appointed to the BMO board on August 30, 2023, and also joined the board’s Audit and Conduct Review Committee.

As you consider the candidates who will stand for election, you will see that we are nominating six women and seven men, in keeping with our commitment to maintain gender balance. Six of the nominees are American and seven are Canadian, supporting balanced representation from the two principal markets we serve. We benefit from well-informed directors with strong leadership abilities, diverse backgrounds, relevant and complementary skills and experience, and independence from management. We thank the Bank’s shareholders for your support.

Again, we urge you to participate in this year’s annual meeting, and we strongly encourage you to submit your vote on the various business matters in advance of the meeting. You will find an explanation of the voting instructions in this management proxy circular. Please take the time to review the material in this document. Your active involvement matters to your board of directors and management team.

George A. Cope	Darryl White

Guide to the 2024 management proxy circular

In this circular:

•	we, our, us, BMO and the bank mean Bank of Montreal and our subsidiaries
•	you, your and shareholder refer to holders of BMO common shares
•	shares means BMO common shares
•	circular means this management proxy circular
•	board means BMO’s board of directors

Information in this circular is as at February 7, 2024 and in Canadian dollars, unless indicated otherwise.

What we’re discussing at our 2024 annual meeting, important information about voting, and details about the proposed board.	▶	1	The Annual Meeting 2 2 2024 Meeting Agenda 5 Voting Instructions 9 About the Nominated Directors

All about our board and corporate governance practices, and how these are integral to our performance and long-term sustainability.	▶	2	Governance 17 18 About the Board of Directors 26 Building an Effective Board 35 Director Compensation 37 2023 Committee Reports

How executive compensation effectively links bank results, compensation for executives, financial returns to shareholders, and our commitment to pursuing growth responsibly and sustainably.	▶	3

Executive Compensation 42

43 Message from the Chair of the Human Resources Committee

47 Compensation Governance and Oversight

50 BMO’s Approach to Executive Compensation

62 2023 Performance and Compensation

79 Executive Compensation Tables and Other Financial Information

Administrative information and the board’s mandate.	▶	4	Other Information 91

The shareholder proposals received this year, including the five being voted on.	▶	5	Shareholder Proposals 94

Bank of Montreal Management Proxy Circular 2024	1

THE ANNUAL MEETING

2024 Meeting Agenda

1. Receive BMO’s financial statements

Our consolidated financial statements for the year ended October 31, 2023 are available in our 2023 Annual Report on our website at www.bmo.com and in our profile on SEDAR+ at www.sedarplus.ca.

2. Elect the board of directors

Shareholders will elect 13 directors to the board this year. Each nominated director is experienced and qualified to serve on our board. You can read about each nominee beginning on page 10.

All of the 13 nominees were elected at our 2023 annual meeting, except Hazel Claxton who was appointed to the board effective August 30, 2023, and are standing for re-election, to hold office for a term of one year until our next annual meeting or until their successors are elected or appointed.

If, for any reason, at the time of the meeting any nominee is unable to serve, your proxyholder can vote for a substitute nominee at their discretion, unless you have specified otherwise on your proxy or voting instruction form. You can read more about voting beginning on page 5.

The board recommends you vote FOR each nominee.

If you have selected the BMO representatives (George Cope or Darryl White) as your proxyholder and have not specified your voting instructions, they will vote for all of the nominees listed in this circular.

Majority voting for directors

Our Majority Voting Policy requires a director standing for election or re-election in an uncontested election to offer to resign if he or she receives more withhold votes than for votes. The Governance and Nominating Committee will review the matter and recommend to the board to accept the resignation unless there are exceptional circumstances. The nominee will not participate in the discussions.

3. Appoint the auditors

The board proposes that KPMG LLP be appointed as the shareholders’ auditors for the 2024 fiscal year. KPMG LLP has been one of BMO’s auditing firms since 1990 and became our sole auditing firm on November 1, 2003.

Auditors’ fees

The table below shows the fees paid to KPMG LLP for the fiscal years ended October 31, 2023 and 2022:

The board recommends you vote FOR the appointment of KPMG LLP as auditors.

If you have selected the BMO representatives (George Cope or Darryl White) as your proxyholder and have not specified your voting instructions, they will vote for the appointment of KPMG LLP as auditors.

Fees ($ millions)(1)	2023	2022
Audit fees(2)	$34.4	$23.5
Audit-related fees Includes fees paid for specified procedures on the circular and other services, and French translation of financial statements, related continuous disclosures and other public documents containing financial information	3.0	4.8
Tax services fees Includes fees paid for tax compliance services provided to various BMO-managed investment company complexes	0.2	0.3
All other fees Includes fees paid by BMO-managed investment company complexes	0.9	0.7
Total	$38.5	$29.3

(1) The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.

(2) The increase in audit fees in Fiscal 2023 was substantially related to one-time items with respect to the acquisition of Bank of the West.

2	Bank of Montreal Management Proxy Circular 2024

Auditor independence

We have a strict policy limiting other services that the auditors can provide to the bank. The Audit and Conduct Review Committee (or its delegate) pre-approves all services to be provided by the auditors following our Auditor Independence Standard, either case by case, or in annual budgets for specific services. This helps protect the audit function from conflicts of interest and helps ensure auditor independence. A rigorous process ensures that all services provided by the auditors comply with our standard as well as professional standards and securities regulations, including mandatory audit partner rotation. On an annual basis, the Committee evaluates the auditors with respect to independence and professional skepticism and specifically considers the risks and benefits of audit firm rotation and tenure.

4. Vote (on an advisory basis) on our approach

to executive compensation

We are asking you to vote on the way we compensate our executives.

BMO’s success depends on the strength and performance of its people. The executive compensation program is designed to support our Purpose and strategic priorities, and tie executive rewards to the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably are all connected in a way that does not encourage or reward inappropriate risk-taking.

This vote is advisory and non-binding, but the results will influence how the Human Resources
Committee looks at executive compensation in the future.

The board recommends you vote
FOR our approach to executive
compensation.

If you have selected the BMO
representatives (George Cope or Darryl
White) as your proxyholder and have
not specified your voting instructions,
they will vote for this resolution.

Last year 95.77% of the votes cast at
our 2023 annual meeting of
shareholders were for our approach to
executive compensation.

You will vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of our 2024 annual meeting of shareholders.

If you have questions or comments about our executive compensation program, you can contact the Corporate Secretary’s department or communicate directly with the board of directors (see page 25 for details).

Bank of Montreal Management Proxy Circular 2024	3

5. Consider the shareholder proposals

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) submitted eight shareholder proposals, of which three are being voted on, to be included in this management proxy circular. InvestNow Inc. submitted one shareholder proposal to be included in this management proxy circular and voted on. The Shareholder Association for Research &
Education (SHARE) on behalf the Atkinson Foundation, Hamilton Community Foundation, the
Pension Plan of The United Church and the United Church of Canada Treasury together with the
B.C. General Employees’ Union General Fund and B.C. General Employees’ Union Defence Fund
(BCGEU), have co-submitted one shareholder proposal. Æquo Shareholder Engagement Services on behalf of Bâtirente, régime de retraite des membres de la CSN submitted one shareholder proposal to be included in this management proxy circular. Vancity Investment Management, has submitted one shareholder proposal to be included in this management proxy circular and voted on. The shareholder proposals submitted for your vote, where properly introduced at the meeting, along with the bank’s responses to them, are set out starting at page 94.

Following discussions with the bank: (i) MÉDAC has agreed not to submit five of its proposals;
(ii) SHARE on behalf the Atkinson Foundation, Hamilton Community Foundation, the Pension
Plan of The United Church and the United Church of Canada Treasury together with BCGEU agreed not to submit its proposal; and (iii) Æquo Shareholder Engagement Services on behalf of
Bâtirente, régime de retraite des membres de la CSN agreed not to submit its proposal, respectively to a shareholder vote. Each withdrawn proposal is reproduced in full, along with the bank’s response to each starting on page 102. These seven withdrawn proposals are not part of the formal business of the meeting.

See page 94 for the complete text of each shareholder proposal and our response.

The board recommends you
vote AGAINST the shareholder
proposals.

If you have selected the BMO
representatives (George Cope or Darryl
White) as your proxyholder and have
not specified your voting instructions,
they will vote against these proposals.

How to submit a shareholder proposal

If you would like to submit a proposal for the next annual meeting, we must receive it by November 12, 2024.

You’ll find instructions for submitting director nominations in the board’s Proxy Access Policy, on our website at www.bmo.com/home/about/banking/corporate-governance/select-documents.

4	Bank of Montreal Management Proxy Circular 2024

Voting Instructions

You can participate in the meeting virtually by logging on to the webcast. You may also attend in person at BMO IFL, 3550 Pharmacy Avenue, Toronto, Ontario. Check our website (bmo.com/annualmeeting) regularly for any updates.

Date and time	Webcast
Tuesday, April 16, 2024 9:30 a.m. Eastern time	https://web.lumiagm.com/445402762 Enter password: bmo2024 (case sensitive)
In person BMO IFL, 3550 Pharmacy Avenue, Toronto, Ontario

Who Can Vote

You can vote if you held BMO shares as of the close of business on February 16, 2024, except as noted below. You have one vote per share.

The following shares cannot be voted (unless approved by the Minister of Finance):

•	shares beneficially owned by:
•	the Government of Canada or any of its agencies
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of BMO shares
•	shares owned by a person, or an entity controlled by a person, who beneficially owns shares representing more than 20% of the eligible votes that can be cast at the meeting.

There were 725,443,685 common shares outstanding on February 16, 2024. To the knowledge of BMO’s directors and officers, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of our outstanding shares as at that date.

Soliciting your proxy

Management has provided access to or, if requested, sent you this management proxy circular to encourage you to vote at BMO’s 2024 annual meeting.

We solicit proxies by mail, but our outside agency, Morrow Sodali (Canada) Ltd. may also contact you by mail, email or phone to ask you to vote. BMO pays for the costs of the proxy solicitation, including the sending of meeting materials to registered and all non-registered shareholders. We expect to pay approximately $42,500 to Morrow Sodali (Canada) Ltd. for their services, plus any related expenses. You can reach them toll-free at 1-888-999-1787 or by email at assistance@morrowsodali.com.

Your vote is confidential

Computershare counts all proxy votes, and will only discuss them with the bank when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

What You’ll be Voting On

You will vote on the four items listed below and consider any other business that is properly brought before the meeting. In order for each of these items to be approved by shareholders, they require a majority (more than 50%) of the votes cast to be FOR the item. The results of any shareholder vote on the advisory and shareholder proposals are non-binding, but they will influence the board’s consideration of these matters.

	Board recommendation	Read more
Elect the board of directors You can vote for or withhold	> Vote FOR each nominated director	page 2
Appoint the auditors You can vote for or withhold	> Vote FOR	page 2
Vote (on an advisory basis) on our approach to executive compensation You can vote for or against	> Vote FOR	page 3
Consider the shareholder proposals to be voted on, where properly introduced at the meeting Vote for, against or abstain	> Vote AGAINST	page 4

Bank of Montreal Management Proxy Circular 2024	5

How to Vote

You can vote in advance by proxy or voting instruction form, or vote in real-time at the virtual or in person meeting. Voting using the form you received is the easiest way to vote. How you cast your vote depends on how you hold your shares.

If you hold your BMO shares directly or through BMO’s Employee Share Ownership Plan, Employee Share Purchase Plan or 401(k) Savings Plan

You have received a proxy form or voting instruction form from Computershare.

How to vote in advance

Send your voting instructions online, by phone or by completing all sections of your form, signing it, and sending it to Computershare.

Provide your voting instructions online by going to www.investorvote.com and following the instructions
Call 1-866-732-VOTE (8683) (toll-free)
Mail your signed form in the envelope provided (or mail it to Bank of Montreal, c/o Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1)
or
Fax your signed form to 1-866-249-7775 (toll-free in Canada and the United States) 1-416-263-9524 (outside North America)

You will need your 15-digit control number on your form to provide your voting instructions online or by phone.

Be sure to send in your voting instructions right away. Computershare must receive your voting instructions by no later than 5:00 p.m. (Eastern time) on April 12, 2024 (or if the meeting is adjourned, the second last business day before it is reconvened).

How to vote at the virtual meeting

To vote at the virtual meeting:

•	Log in online at https://web.lumiagm.com/445402762. We recommend that you log in at least fifteen minutes before the meeting starts
•	Click “I have a login” and then enter the 15-digit control number on your proxy form (your username)
•	Enter your password: bmo2024 (case sensitive)
•	Follow the instructions to access the meeting, and vote when prompted.

How to vote in person

If you wish to vote in person at the meeting, do not complete or return the enclosed proxy form but bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada.

How to change your vote

If you change your mind after you’ve voted in advance, you must deliver a signed written notice changing your instructions to one of the following:

•	our Corporate Secretary before 5:00 p.m. (Eastern time) on April 12, 2024 (or if the meeting is adjourned, the second last business day before it is reconvened) at the address or email in the notice of meeting above
•	the Chair of the Board before the meeting starts or any adjourned meeting reconvenes.

You can also change your vote by voting at the virtual meeting or in person (see the instructions above).

About proxyholders

You can appoint someone other than the BMO representatives (George Cope or Darryl White) to be your proxyholder by writing their name in the space provided on your form or, if you’re providing your voting instructions online, by following the online instructions. This person does not need to be a BMO shareholder. Make sure they understand they must attend the meeting and vote for you, following your voting instructions. If you properly complete and return your proxy form or voting instruction form but do not include voting instructions, your proxyholder can decide how to vote.

After you have appointed your proxyholder:

1.	Very important additional step to vote at the virtual meeting – Register their name and contact information with Computershare by going to www.computershare.com/BankofMontreal
2.	Computershare will confirm their registration and send them an email, the day before the meeting, with a 4-alpha character code (their username)
3.	Your proxyholder can vote online following the instructions on page 7.

Please ensure your proxyholder registers with our transfer agent, Computershare Trust Company of Canada, when they arrive at the meeting. If you don’t appoint a proxyholder, George Cope or Darryl White, directors of the bank, will be your proxyholder. If you properly complete and return your proxy form or voting instruction form but do not include voting instructions, they will vote for you as follows:

•	for each nominated director
•	for appointing the auditors
•	for our approach to executive compensation
•	against each shareholder proposal.

If there are other items brought before the meeting, your proxyholder will decide how to vote.

Have questions about voting? Contact our transfer agent, Computershare Trust Company of Canada:
by phone 1-800-340-5021 (toll-free in Canada and the United States) 1-514-982-7555 (outside North America)

by email service@computershare.com

6	Bank of Montreal Management Proxy Circular 2024

If you hold your shares through a bank or broker (your intermediary)

You are a non-registered shareholder, and you received a voting instruction form from your intermediary. BMO provided the other meeting materials to your intermediary to send to you. Most BMO shareholders are non-registered.

We may not have records of your shareholdings as a non-registered shareholder—make sure you follow the instructions on your voting instruction form to vote.

How to vote in advance

Send your voting instructions online, by phone or by completing all sections of your voting instruction form, signing it, and sending it to your intermediary following the instructions below, or the instructions on the form. Your intermediary will vote on your behalf, following the voting instructions you provide.

Provide your voting instructions online by going to www.proxyvote.com and following the instructions

Call 1-800-474-7493 (English) / 1-800-474-7501 (French) (toll-free in Canada and the United States)
or
Mail your signed form in the envelope provided

You will need your 16-digit control number on your voting instruction form to provide your voting instructions online or by phone.

Be sure to send in your voting instructions right away. For your vote to count, your intermediary needs to receive your voting instructions in enough time to send them to Computershare. Computershare must receive your voting instructions from your intermediary by no later than 5:00 p.m. (Eastern time) on April 12, 2024 (or if the meeting is adjourned, the second last business day before it is reconvened).

How to vote at the virtual meeting

Before the virtual meeting you need to:

1.

Appoint yourself as proxyholder by writing your name in the space provided on your voting instruction form, and signing the form. Do not complete the voting section of the form because you will be voting at the virtual meeting

2.	Send your voting instruction form to your intermediary following the instructions on the form

3.

Very important additional step: Register your name and contact information with Computershare by going to www.computershare.com/BankofMontreal. Computershare will send you an email, the day before the meeting, with a 4-alpha character code (your username)

4.	Vote at the virtual meeting:
•	Log in online at https://web.lumiagm.com/445402762. We recommend that you log in at least fifteen minutes before the meeting starts
•	Click “I have a login” and then enter the 4-alpha character code you received by email from Computershare (your username).
•	Enter your password: bmo2024 (case sensitive)
•	Follow the instructions to access the meeting, and vote when prompted.

How to vote in person

If you wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment on the voting instruction form, and return it as instructed by your intermediary. If no space is provided for you to insert your name on the form as proxyholder, please contact your intermediary for instructions. Do not complete the voting section of the voting instruction form, since you will vote in person at the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada.

We also encourage you to appoint yourself as proxyholder and register your name and contact information with Computershare by going to www.computershare.com/BankofMontreal so that in the event you do not attend in person, you may still vote virtually.

How to change your vote

If you change your mind after you’ve sent your voting instructions, you may be able to submit new voting instructions on-line. If you are unable to do so or you decide to vote at the virtual meeting, contact your intermediary to find out what to do.

Important Information for non-registered shareholders located in the United States

If you are a non-registered shareholder located in the United States, and you wish to appoint yourself or a third party as a proxyholder, you must first obtain a valid legal proxy from your intermediary and register your proxyholder with Computershare. To do so, you should follow these steps:

•	Follow the instructions on the voting instruction form sent to you by your intermediary. Mark the appropriate box on the voting instruction form to confirm you wish to attend the meeting and vote these shares. Return the voting instruction form in a manner permitted by your intermediary by the required deadline thereby requesting a legal proxy to be sent to you. Please contact your intermediary if you do not receive the legal proxy or if you have any questions.
•	After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy form to Computershare. You can submit your proxy: (a) by email to: USLegalProxy@computershare.com (Subject Line: Legal Proxy); or (b) by courier to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Attn: Legal Proxy, Toronto, Ontario M5J 2Y1 and in both cases it must be received no later than 5:00 p.m. (ET) on April 12, 2024.
•	You will receive a confirmation of your registration by email after Computershare receives your registration materials.
•	Please note that you are then required to register your appointment as a proxyholder at www.computershare.com/BankofMontreal as noted (How to vote at the virtual meeting).

Without following this process, the appointed proxyholder will only be able to log in to the meeting as a guest and will not be able to vote or otherwise participate or exercise rights as proxyholder at the meeting, including not being able to move a shareholder proposal. However, if you have received confirmation of registration of your legal proxy, your appointed proxyholder may attend and participate in person at the meeting.

Bank of Montreal Management Proxy Circular 2024	7

Important information about the virtual meeting and asking questions

Voting at the meeting

•	You need a username to vote at the meeting. Otherwise, you can only join as a guest. Please follow the instructions above to get a username if you want to vote (How to vote at the virtual meeting).
•	You cannot vote if you dial in by telephone. You must log onto the webcast and be connected to the internet at all times to vote at the meeting.
•	If you hold shares in several accounts, make sure you appoint yourself as the proxyholder for all accounts, so you receive only one 4-alpha character code (one username). Otherwise, you will have to sign in on separate devices for each account.
•	It is your responsibility to make sure you are connected for the entire meeting. You should allow plenty of time to check into the meeting online. You’ll find more information in our virtual meeting guide, including a list of compatible web browsers. You can download a copy on SEDAR+ (www.sedarplus.ca), on our transfer agent’s website (www.envisionreports.com/BMO2024) or from our website (bmo.com/annualmeeting).

Important information about moving a shareholder proposal

Moving a shareholder proposal

Only registered shareholders or duly appointed proxyholders may move a shareholder proposal. If you are a non-registered shareholder, you must follow the instructions above to appoint yourself as proxyholder, including special instructions for non-registered shareholders located in the United States. If a shareholder proposal has not been duly moved at the meeting, it cannot proceed to a vote unless waived by the Chair who will do so in exceptional circumstances only.

Asking questions

•	Both online and in person, shareholders or their proxyholders may submit questions in real time. During the live webcast, questions or comments may be submitted online at anytime during the meeting until the Chair of the meeting closes the question and answer session.
•	To ensure fairness for all, the Chair of the meeting will decide on the order questions are responded to and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate. If your question is related to a personal matter, a BMO representative will contact you after the meeting.
•	We will do our best to respond to all your questions during the meeting. Any questions not answered during the meeting will be answered following the meeting.
•	Meeting minutes will be posted on bmo.com/annualmeeting after the meeting.

Joining as a guest

•	Guests cannot vote, ask questions or otherwise participate at the meeting. If you have appointed a proxyholder (other than yourself), you can still join the virtual meeting as a guest. If you access the meeting as a registered shareholder, your previous voting instructions will be revoked.

8	Bank of Montreal Management Proxy Circular 2024

About the Nominated Directors

An effective board is independent, qualified and diverse. Directors must have appropriate skills and be committed to the role. Having the right mix of directors leads to better decision-making and more effective oversight.	What you’re voting on You’re electing 13 directors to hold office for a one-year term. All of the 13 nominated directors currently serve on the board. The board recommends you vote FOR each nominee.

Independence

All of the nominees are independent except Darryl White, because he is our Chief Executive Officer. Under the Bank Act (Canada), the bank’s CEO must be a member of the board. See page 27 for more about how we determine independence.

Skills

All of the nominated directors have experience in accounting and finance, human resources, mergers & acquisitions, risk management, strategic planning, executive leadership and experience on other boards. See page 29 for more about the board’s mix of skills.

Commitment

Directors are expected to attend at least 75% of their board and committee meetings. Total average attendance at meetings in fiscal 2023 of the independent directors standing for re-election was 98%. See page 33 for more information about attendance.

Diversity

The independent nominated directors reflect the changing demographics of the markets we operate in, the talent available with the expertise required, and our evolving customer and employee base. We also believe in the importance of having each gender make up at least one-third of the independent directors. In addition, two of our independent directors identify as Persons of Colour (Asian and Black). All of our nominee directors are fluent in English. Three of the nominee directors speak French fluently, one speaks Hebrew fluently and one speaks Hindi fluently. You can read more about our policies on board diversity on page 28 and director tenure on page 33.

Bank of Montreal Management Proxy Circular 2024	9

Director profiles

This year there are 13 directors nominated to serve on the board. All have agreed to serve for a one-year term.

Board composition and size are reviewed every year based on several things, including the calibre and scope of director expertise, level of engagement, quality of discussions with management, director succession and committee membership (see page 28 for more about the selection process).

Share ownership

All the nominees seeking re-election are BMO shareholders and 11 of the 13 nominated directors meet our share ownership requirements. You can read more about share ownership requirements for BMO directors and executives on pages 35 and 58.

Share ownership is calculated as at February 7, 2024, and the value is based on $123.58, the closing price of our shares on the Toronto Stock Exchange (TSX) on that date.

It includes shares each director beneficially owns or controls, or holds directly or indirectly, and holdings under our deferred share unit (DSU) plan for directors. Mr. White’s holdings include shares, DSUs, restricted share units (RSUs) and performance share units (PSUs) granted under our executive incentive plans.

George A. Cope, C.M.
Chair of the Board (since March 31, 2020)
Independent Age: 62 Director since: 2006 Residence: Toronto, Ontario, Canada 2023 voting results: 95.57% for 2023 attendance: 100%

Has chief executive officer experience and brings more than 25 years of public company experience in the Canadian communications industry, earning a reputation as an innovative operational and financial strategist and leader of high- performance teams

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of BCE Inc. and Bell Canada (2008 to 2020)

AREAS OF EXPERTISE*

•	Executive leadership / Strategic planning / Mergers and acquisitions / Public policy

OTHER PUBLIC COMPANY BOARDS (last five years)

•	CGI Inc. (since January 2020, lead director since February 2022) (Corporate Governance Committee, Human Resources Committee)
•	Bell Canada (2008 to 2020)
•	BCE Inc. (2008 to 2020)

SERVICE AND RECOGNITION

•	Recognized as Report on Business CEO of the Year and Corporate Citizen Award (2019), one of Harvard Business Review’s top 100 Best- Performing CEOs in the World (2019), Canada’s Outstanding CEO of the Year (2015), Ivey Business Leader of the Year (2013)
•	Appointed to the Order of Canada (2014) and inducted into the Canadian Business Hall of Fame (2018)
•	Chair of United Way Toronto (2013)
•	Queen’s Diamond Jubilee Medal (Bell Let’s Talk, 2012)

EDUCATION

•	HBA, Ivey School of Business, Western University
•	Honorary doctorate degrees (Western University, University of Windsor, Trent University and Queen’s University)

SHARE OWNERSHIP (as at February 7, 2024)

Shares: 80,160 / $9,906,173

DSUs: 73,488 / $9,081,647

Total: 153,648 / $18,987,820

Total amount at risk (as a multiple of the cash portion of his annual retainer): 217x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 35)

*	Definitions and additional skills can be found in the skills matrix on page 29.

10	Bank of Montreal Management Proxy Circular 2024

Janice M. Babiak, CPA (US), CA (UK), CISM, CISA
Corporate director

Independent

Age: 65

Director since: 2012

Residence: Nashville, Tennessee, United States

Member of Audit and Conduct Review

Committee (chair) and Governance and Nominating Committee

2023 voting results: 97.87% for

2023 attendance: 96%

Has a strong background in public accounting in North America and internationally, including executive leadership roles and experience in several practice areas including IT and cyber security risk, public policy, climate change and sustainability

BUSINESS EXPERIENCE

•	Former Managing Partner at accounting firm Ernst & Young LLP (EY)
•	Worked at EY from 1982 to 2009 and was based in the United Kingdom from 1990 onwards
•	Held a number of roles including global assurance and advisory P&L leadership roles in Technology Security and Risk Services and Regulatory and Public Policy, and founded and led EY’s global Climate Change and Sustainability Services practice. Responsible for the strategy and delivery of commercially-focused climate change transformation and sustainability services to clients globally. Led teams delivering clean tech, renewable energy, carbon trading, environmental policy and taxation, green building, green supply chain, carbon measurement and modelling services.
•	Served on EY’s management board for Northern Europe, Middle East, India and Africa

AREAS OF EXPERTISE*

•	Information technology and security / Environmental, Social or Governance / Accounting and finance / Financial services

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Walgreens Boots Alliance, Inc. (since April 2012) (Audit Committee (chair), Finance Committee)
•	Euromoney Institutional Investor PLC (December 2017 to November 2022) and served as its senior independent director (Nominations Committee, Remuneration Committee)

SERVICE AND RECOGNITION

•	Council member (2011 to 2019) and current member of select working groups, Institute of Chartered Accountants in England and Wales
•	Member of the advisory board (since October 2019), Nashville Chapter of the National Association of Corporate Directors (NACD)
•	Founder of the Nashville Chapter of Women Corporate Directors
•	Named by NACD Directorship magazine as one of the most influential people in the boardroom community (2017)

EDUCATION

•	B.B.A. (Accounting), University of Oklahoma
•	M.B.A., Baldwin Wallace University
•	Holds international information systems security and control, and US and UK accounting qualifications

SHARE OWNERSHIP (as at February 7, 2024)

Shares: 500 / $61,790

DSUs: 39,451 / $4,875,355

Total: 39,951 / $4,937,145

Total amount at risk (as a multiple of the cash portion of her annual retainer): 56x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 35)

Craig W. Broderick
Corporate director

Independent

Age: 64

Director since: 2018

Residence: Greenwich, Connecticut United States

Member of Risk Review Committee (chair), Audit and Conduct Review Committee and Governance and Nominating Committee

2023 voting results: 98.91% for

2023 attendance: 100%

Has a strong background in investment banking in the United States, with deep experience in the risk area, serving as Chief Risk officer and chair or co-chair of key management risk committees

BUSINESS EXPERIENCE

•	32-year career with investment banking firm, Goldman Sachs, and held several roles in the risk field including Chief Risk Officer (1986 to 2018)
•	Served as a member of Goldman Sachs’ Management Committee and chair or co-chair of key risk committees

AREAS OF EXPERTISE*

•	Risk management / Financial services / Accounting and finance / Executive leadership

OTHER PUBLIC COMPANY BOARDS (last five years)

•	RMG Acquisition Corp III (since February 2021) (Audit Committee (chair), Compensation Committee (chair))
•	McDermott International Inc. (since June 2020)
•	RMG Acquisition Corp. II (December 2020 to August 2021)
•	RMG Acquisition Corp. (February 2019 to December 2020) (Audit Committee)

SERVICE AND RECOGNITION

•	Advisory Council, International Association of Credit Portfolio Managers
•	Global Risk Forum Steering Committee member, Global Association of Risk Professionals
•	Board Member, Street Squash. Supports children, families, and schools in Harlem and Newark by exposing students to academic and athletic experiences
•	Board Member, FREE (Finance Requires Effective Education); an organization that teaches the basics of personal finance to students in underserved communities
•	Chair of Investment Committee, College of William and Mary (2009 to 2017)

EDUCATION

•	B.A., College of William and Mary

SHARE OWNERSHIP (as at February 7, 2024)

Shares: 5,000 / $617,900

DSUs: 15,637 / $1,932,420

Total: 20,637 / $2,550,320

Total amount at risk (as a multiple of the cash portion of his annual retainer): 29x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 35)

Bank of Montreal Management Proxy Circular 2024	11

Hazel Claxton
Corporate director

Independent Age: 63 New nominee Residence: Toronto, Ontario, Canada Member of Audit and Conduct Review Committee 2023 voting results: n/a 2023 attendance: 100%

Brings extensive business performance improvement and finance and accounting knowledge, combined with executive-level strategic human resources experience cultivating high-performance teams

BUSINESS EXPERIENCE

•	Executive Vice President and Chief HR Officer of Morneau Shepell Inc. (now part of TELUS Health) (2013 to 2018)
•	29-year career at PwC Canada, progressing to several leadership roles, including Canadian Leadership Group member, Human Capital Leader, and a senior partner in the Corporate Advisory and Restructuring group
•	20-year career in corporate restructuring, working with lenders, companies and their stakeholders to assess and respond to risks and pursue improvement opportunities

AREAS OF EXPERTISE*

•	Executive leadership / Accounting and finance / Human resources / Strategic planning

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Allied Properties Real Estate Investment Trust (since May 2022) (Governance, Compensation and Nomination Committee)
•	TELUS Corporation (since May 2021) (Audit Committee, People, Culture and Compensation Committee)

SERVICE AND RECOGNITION

•	Director, Unity Health Toronto (since 2015, including predecessor St. Michael’s Hospital) (Resources Committee (Chair until June 2023), Audit Subcommittee (Chair), Planning and Construction Committee (until June 2023), Governance and Nominating Committee)
•	Trustee, Queen’s University (2016 to 2022) (Vice Chair of the Board, Governance and Nominating Committee (Chair), Audit and Risk Committee, Human Resources Committee, Trustee Emeritus (from 2022))
•	Shaw Festival Theatre (2009 to 2014) (Finance and Audit Committee (Chair), Human Resources Committee)
•	Member, Institute of Chartered Accountants, Ontario

EDUCATION

•	B.Comm (Honours), Queen’s University
•	ICD.D, Institute of Corporate Directors

SHARE OWNERSHIP (as at February 7, 2024)

Shares: - / -

DSUs: 388 / $47,949

Total: 388 / $47,949

Total amount at risk (as a multiple of the cash portion of her annual retainer): 0.5x

> Must build share ownership over time to meet the requirements of 11x cash portion of annual retainer (see page 35)

Stephen Dent
Managing Director and Co-Founder, Birch Hill Equity Partners

Independent Age: 62 Director Since: 2021 Residence: Toronto, Ontario, Canada Member of Risk Review Committee 2023 voting results: 99.69% for 2023 attendance: 100%

Has over 30 years of experience in private equity and deep expertise in capital allocation, strategic planning, accounting and finance

BUSINESS EXPERIENCE

•	Managing Director and co-founder, Birch Hill Equity Partners, a Toronto based private equity firm with interests in several private and public companies since 2005
•	Spent 15 years at a major Canadian chartered bank culminating in a senior role leading the Canadian private equity division of the bank

AREAS OF EXPERTISE*

•	Executive leadership / Strategic planning / Mergers and acquisitions / Risk management

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Member of the Business Council of Canada
•	Involved in the founding and ongoing support of Our Children’s Medicine; an organization promoting Indigenous employment with leading Canadian companies
•	Involved in the founding and ongoing support of the Birch Hill Scholarship Program; supporting business school education for Indigenous youth

EDUCATION

•	B.B.A (Honours), Wilfred Laurier University
•	M.B.A, Ivey School of Business, Western University

SHARE OWNERSHIP (as at February 7, 2024)

Shares: 25,000 / $3,089,500

DSUs: 5,015 / $619,754

Total: 30,015 / $3,709,254

Total amount at risk (as a multiple of the cash portion of his annual retainer): 42x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 35)

Mr. Dent was a director of Mastermind GP Inc. when it announced on November 23, 2023 that it sought and obtained an initial order for creditor protection under the Companies’ Creditors Arrangement Act. He ceased to be a director of Mastermind on January 16, 2024.

12	Bank of Montreal Management Proxy Circular 2024

Christine A. Edwards
Corporate director

Independent

Age: 71

Director since: 2010

Residence: Lake Forest, Illinois,

United States

Member of Governance and Nominating Committee (chair) and Human Resources Committee

2023 voting results: 97.34% for

2023 attendance: 100%

Has chief legal officer experience and brings extensive experience in legal, compliance and regulatory requirements in the financial services industry in the United States

BUSINESS EXPERIENCE

•	Former capital partner and chair of the Bank Regulatory Practice group at Winston & Strawn LLP, an international law firm headquartered in the US, from 2003 to January 31, 2021
•	37-year legal career including roles as Executive Vice-President and Chief Legal Officer at several Fortune 250 Financial Services Companies including Bank One Corporation and Morgan Stanley where she was responsible for each company’s law, compliance, regulatory and government relations functions
•	Principal, The Red Bee Group LLC (since February 2021), a consulting firm that helps businesses and law firms achieve growth and innovation, using data-based strategies with diverse and inclusive solutions

AREAS OF EXPERTISE*

•	Executive leadership / Legal and regulatory / Financial services / Governance

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Vice-Chair of the Board of Trustees, chair of the Audit committee and member of the Executive and Nominating and Governance committees for Rush University Medical Center, a leading academic medical center in Chicago
•	Member of the Leadership Board of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness in Washington, D.C.
•	Co-Chair of the Chicago Chapter of Women Corporate Directors
•	Ranked nationally in the area of financial services and securities regulation by Chambers USA and America’s Leading Lawyers for Business
•	Illinois Super Lawyer and listed in The Legal 500

EDUCATION

•	B.A. (English and education), University of Maryland
•	J.D. (honors), University of Maryland School of Law

SHARE OWNERSHIP (as at February 7, 2024)

Shares: 3,325 / $410,904

DSUs: 64,753 / $8,002,176

Total: 68,078 / $8,413,079

Total amount at risk (as a multiple of the cash portion of her annual retainer): 96x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 35)

Dr. Martin S. Eichenbaum
Charles Moskos Professor of Economics, Northwestern University

Independent

Age: 69

Director since: 2015

Residence: Glencoe, Illinois, United States

Member of Audit and Conduct Review

Committee and Risk Review Committee

2023 voting results: 99.28% for

2023 attendance: 100%

Has an extensive background in economics as a university professor and as a researcher and consultant on economic and fiscal policy to some of the world’s most prestigious organizations

BUSINESS EXPERIENCE

•	Charles Moskos Professor of Economics at Northwestern University in Chicago where he has been a professor since 1988
•	Co-director of the Center for International Economics and Development at Northwestern University

AREAS OF EXPERTISE*

•	Risk management / Accounting and finance / Financial services / Public policy

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Panel Member, National Academy of Sciences, Engineering and Medicine Roundtable on Macroeconomics and Climate Risks and Opportunities
•	Fellow, Royal Society of Canada
•	Visiting Scholar to the Bank of Canada (since February 2023)
•	Consultant to the European Commission
•	International Fellow, C.D. Howe Institute
•	Fellow, American Academy of Arts and Sciences
•	Fellow, Econometric Society
•	Associate, National Bureau of Economic Research and co-editor of its Macro Annual
•	Former co-editor of the American Economic Review (2011 to 2015)
•	Former consultant to the Federal Reserve Banks of Atlanta and Chicago
•	Former consultant to the International Monetary Fund

EDUCATION

•	B.Comm, McGill University
•	Ph.D. (economics), University of Minnesota

SHARE OWNERSHIP (as at February 7, 2024)

Shares: 1,724 / $213,052

DSUs: 25,852 / $3,194,790

Total: 27,576 / $3,407,842

Total amount at risk (as a multiple of the cash portion of his annual retainer): 39x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 35)

Bank of Montreal Management Proxy Circular 2024	13

David E. Harquail
Chair of the Board, Franco-Nevada Corporation

Independent Age: 67 Director since: 2018 Residence: Toronto, Ontario, Canada Member of Human Resources Committee and Risk Review Committee 2023 voting results: 99.39% for 2023 attendance: 96%

Brings strong executive management skills and experience as a chief executive officer as well as deep knowledge of the gold mining and energy industry

BUSINESS EXPERIENCE

•	Co-Founder of Franco-Nevada Corporation, a leading gold mining and energy royalty company, and served as its CEO from 2007 to 2020
•	During his tenure as CEO and now as Chair of the Board, oversaw Franco-Nevada’s industry leading adoption of ESG metrics and reporting
•	Past director and past chair of the World Gold Council which works to stimulate the demand for gold on behalf of the world’s leading gold producers
•	As Chairman of the World Gold Council, oversaw the implementation of the Responsible Gold Mining Principles, which comprise 51 ESG principles, as a compulsory standard for its members. Also Chaired ESG panels relating to World Gold Council’s research on the gold industry’s carbon emissions and potential paths to net zero

AREAS OF EXPERTISE*

•	Executive leadership / Accounting and finance / Risk management / Environmental, Social or Governance

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Franco-Nevada Corporation (since 2007) (Chair of the Board since May 6, 2020)

SERVICE AND RECOGNITION

•	Director, Prospectors and Developers Association of Canada
•	Trustee, The Midas Touch Foundation
•	Governor, Board of Governors, Laurentian University
•	Past Chair of the World Gold Council
•	Past Member of United Way of Greater Toronto Campaign Cabinet
•	Member of Advisory Committee, Goodman School of Mines, Laurentian University
•	Director and Interim Chair, Mineral Exploration Research Centre, Laurentian University
•	Benefactor of the Harquail School of Earth Sciences and its Mineral Exploration Research Centre at Laurentian University in Sudbury
•	Benefactor of the Harquail Centre for Neuromodulation at Sunnybrook Health Sciences Centre in Toronto
•	Over 40 years of experience serving on public and non-profit boards and task force advisories

EDUCATION

•	B.A.Sc. (geological engineering), University of Toronto
•	Registered Professional Engineer (Ontario)
•	M.B.A., McGill University

SHARE OWNERSHIP (as at February 7, 2024)

Shares: 18,174 / $2,245,943

DSUs: 13,620 / $1,683,160

Total: 31,794 / $3,929,103

Total amount at risk (as a multiple of the cash portion of his annual retainer): 45x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 35)

Linda S. Huber
Chief Financial Officer, FactSet Research Systems Inc.

Independent

Age: 65

Director since: 2017

Residence: New York, New York, United States

Member of Audit and Conduct Review Committee and Risk Review Committee

2023 voting results: 99.35% for

2023 attendance: 100%

Has strong corporate finance experience as a seasoned business executive with chief financial officer experience in the financial services industry

BUSINESS EXPERIENCE

•	Chief Financial Officer at FactSet Research Systems Inc. (since October 2021)
•	Chief Financial Officer and Treasurer at MSCI Inc. from April 2019 to September 2020, where she managed the company’s global finance and investor relations functions
•	Joined Moody’s Corporation in 2005 and served as Executive Vice President and Chief Financial Officer from May 2005 to June 2018 and had executive responsibility for the corporation’s global finance activities, information technology, communications and corporate services functions, as well as The Moody’s Foundation
•	Previously held several increasingly senior roles in financial services including Executive Vice President and Chief Financial Officer at U.S. Trust Company (a subsidiary of Charles Schwab & Company, Inc.), Managing Director at Freeman & Co. and Vice President of Corporate Strategy and Development and Vice President and Assistant Treasurer at PepsiCo

AREAS OF EXPERTISE*

•	Executive leadership / Accounting and Finance / Mergers and acquisitions / Financial services

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Held the rank of Captain in the U.S. Army, received two Meritorious Service Medals and became airborne qualified during her four years of military service

EDUCATION

•	B.S. (high honors) (business and economics), Lehigh University
•	M.B.A., Stanford Graduate School of Business

SHARE OWNERSHIP (as at February 7, 2024)

Shares: 1,631 / $201,559

DSUs: 16,151 / $1,995,941

Total: 17,782 / $2,197,500

Total amount at risk (as a multiple of the cash portion of her annual retainer): 25x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 35)

14	Bank of Montreal Management Proxy Circular 2024

Eric R. La Flèche
President and Chief Executive Officer, Metro Inc.

Independent Age: 62 Director since: 2012 Residence: Montréal, Québec, Canada Member of Human Resources Committee 2023 voting results: 99.01% for 2023 attendance: 90%

Brings strong executive management skills including chief executive officer experience, as well as deep knowledge of the food retailing and pharmacy industries in Canada

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of Metro Inc. since April 2008, a leading Canadian food and pharmacy retailer and distributor
•	Joined Metro in 1991 and held a number of roles with increasing responsibility
•	Served as Executive Vice President and Chief Operating Officer from 2005 to 2008

AREAS OF EXPERTISE*

•	Executive leadership / Human resources / Strategic planning / Retail

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Metro Inc. (since 2008)

SERVICE AND RECOGNITION

•	Named Canada’s Outstanding CEO of the Year (2020)
•	Long-time volunteer with Centraide of Greater Montréal and served as the 2015 Campaign Co-Chair
•	Major Campaign Co-Chair, The Montreal Neurological Institute
•	Member of the advisory board of Tel-Jeunes, the leading kids help phone service in Quebéc

EDUCATION

•	LL.L. (civil law) (cum laude), University of Ottawa
•	M.B.A., Harvard Business School

SHARE OWNERSHIP (as at February 7, 2024)

Shares: 7,000 / $865,060

DSUs: 35,177 / $4,347,174

Total: 42,177 / $5,212,234

Total amount at risk (as a multiple of the cash portion of his annual retainer): 60x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 35)

Lorraine Mitchelmore
Corporate director

Independent

Age: 61

Director since: 2015

Residence: Calgary, Alberta, Canada

Member of Human Resources Committee

(chair), Governance and Nominating

Committee and Risk Review Committee

2023 voting results: 98.76% for

2023 attendance: 100%

Has strong executive management skills and over 30 years of experience in the international oil and gas industry, with deep expertise in business strategy, operations, employee health and safety and public policy and innovation with respect to low carbon energy transition

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of Enlighten Innovations Inc. from May 2017 to September 2018
•	Former Executive Vice President, Heavy Oil for Shell and former Shell Canada Limited President and Canada Country Chair from 2009 to 2015
•	Prior to joining Shell in 2002, held increasing senior roles in three other international oil and gas companies

AREAS OF EXPERTISE*

•	Executive leadership / Strategic planning / Environmental, Social or Governance / Human resources

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Cheniere Energy, Inc. (since 2021) (Governance and Nominating Committee, Audit Committee)
•	Suncor Energy Inc. (since 2019) (Audit Committee, Environment, Health, Safety and Sustainable Development Committee (chair))

SERVICE AND RECOGNITION

•	Director, Alberta Investment Management Corporation (since 2022)
•	Member of the Board of Advisors, Catalyst Inc. (2014 to 2023)
•	Founder and co-chair, Smart Prosperity (until 2023)
•	Associate of the Creative Destruction Lab (CDL Rockies - Energy Stream) (2019-2022)
•	Director TransMountain Corporation (Chair, Human Resources and Governance Committee) from 2018 to 2019
•	Chair, Federal Economic Strategy Table - Resources of the Future (2018)
•	Recipient of Canada’s 2016 Clean16 award for leadership in advancing sustainable development in Canada
•	Recipient of Peter Lougheed public policy award - 2016

EDUCATION

•	B.Sc. (geophysics), Memorial University of Newfoundland
•	M.Sc. (geophysics), University of Melbourne, Australia
•	M.B.A., Kingston Business School in London, England

SHARE OWNERSHIP (as at February 7, 2024)

Shares: 600 / $74,148

DSUs: 28,099 / $3,472,474

Total: 28,699 / $3,546,622

Total amount at risk (as a multiple of the cash portion of her annual retainer): 41x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 35)

Bank of Montreal Management Proxy Circular 2024	15

Madhu Ranganathan
Executive Vice-President and Chief Financial Officer, OpenText Corporation

Independent Age: 59 Director since: 2021 Residence: Saratoga, California, United States Member of Audit and Conduct Review Committee 2023 voting results: 90.42% for 2023 attendance: 95%

Brings more than 30 years of financial leadership experience, with an innovative Silicon Valley technology driven background. Brings a strategic mindset with global industry expertise and deep operational focus in software, hardware and tech-enabled services businesses

BUSINESS EXPERIENCE

•	Executive Vice President and Chief Financial Officer, OpenText (since April 2018)
•	Chief Financial Officer of [24]7.ai, a global customer experience software and services company (June 2008 to March 2018)
•	Senior Vice President & Chief Financial Officer, Rackable Systems, Inc., a provider of server and storage equipment for large scale data centers (December 2005 to May 2008)
•	Redback Networks, Inc. a global provider of advanced telecommunications networking equipment (August 2002 to November 2005)
•	Jamcracker, Inc., an enterprise web services platform company (January 2000 to August 2002)
•	BackWeb Technologies Inc., a “push” technology software provider for e-business solutions (December 1996 to January 2000)
•	Price Waterhouse LLP (April 1995 to December 1996)
•	Grant Thornton LLP (January 1994 to April 1995)
•	Liberty Mutual Insurance Company (November 1989 to June 1993)

AREAS OF EXPERTISE*

•	Accounting and finance / Information technology and security / Mergers and acquisitions / Strategic planning

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Akamai Technologies (since June 2019) (Finance Committee, Audit Committee Chair)
•	ServiceSource International, Inc. (2017 to 2019)

SERVICE AND RECOGNITION

•	Board member, Watermark, California Bay Area’s largest membership organization dedicated to women’s leadership (2016 to 2018)
•	Board member and President of the Board, Pacific Autism Center for Education (PACE)
•	Member, American Institute of Certified Public Accountants
•	Member, Institute of Chartered Accountants, India
•	Member, Institute of Cost & Management Accountants, India
•	Frequent speaker at forums for finance leadership and women’s empowerment

EDUCATION

•	M.B.A (Finance), University of Massachusetts
•	B.S. Accounting, University of Madras, India

SHARE OWNERSHIP (as at February 7, 2024)

Shares: 329 / $40,658

DSUs: 5,014 / $619,630

Total: 5,343 / $660,288

Total amount at risk (as a multiple of the cash portion of her annual retainer): 8x

> Must build share ownership over time to meet the requirements of 11x cash portion of annual retainer (see page 35)

Darryl White
Chief Executive Officer of BMO Financial Group (since 2017)

Not Independent Age: 52 Director since: May 2017 Residence: Toronto, Ontario, Canada 2023 voting results: 99.30% for 2023 attendance: 100%

Brings strong executive management skills and a long career in financial services that includes 30 years of experience in investment and corporate banking

BUSINESS EXPERIENCE

•	Chief Executive Officer of BMO Financial Group since 2017
•	Joined BMO’s investment and corporate banking team in 1994 and serves as a director of BMO Financial Corp., the bank’s U.S. subsidiary

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	In 2018, became Co-Chair of the Inclusive Local Economic Opportunity Roundtable, a partnership between BMO and United Way Greater Toronto that unites business and community leaders in approaches to reduce economic disparity in the region
•	Campaign Cabinet Co-President, Montréal Children’s Hospital Foundation and Honourary Campaign Co-Chair, Kids Help Phone
•	Member, Business Council of Canada (based in Ottawa) and The Business Council (based in Washington, D.C.)
•	Member, Mayor of Beijing’s International Business Leaders Advisory Council
•	Board Director, The Bank Policy Institute, a nonpartisan public policy, research and advocacy group, representing leading banks in the U.S.
•	Director, The International Monetary Conference (IMC), a forum for leading global financial authorities to cooperate in creating a more effective economic system
•	Director and Executive Committee member, Catalyst Inc.
•	Board Chair, Montreal Canadiens, National Hockey League
•	Director, Alpine Canada, the governing body for alpine, para-alpine and ski cross racing in Canada

EDUCATION

•	H.B.A., Ivey Business School, Western University
•	Advanced Management Program, Harvard Business School
•	Honorary Doctor of Laws degree, Ivey Business School, Western University

SHARE OWNERSHIP (as at February 7, 2024)

Shares: 46,248 / $5,715,328

DSUs: 65,788 / $8,130,081

RSUs: – / –

PSUs: 155,318 / $19,194,198

Total: 267,354 / $33,039,607

Total amount at risk (as a multiple of his base salary): 30x

> Meets executive share ownership requirements of 8x his base salary (see page 70)

16	Bank of Montreal Management Proxy Circular 2024

A strong foundation

GOVERNANCE

Corporate governance is important – to our shareholders, our customers, our employees, the communities we operate in – and to us. Sound corporate governance is the foundation for responsible business behaviour and integral to our performance and long-term sustainability.

Our high standards of corporate governance align with emerging best practices and meet or exceed the legal and regulatory requirements of the TSX and New York Stock Exchange (NYSE) that apply to us.

Board expertise

Good governance starts with our board of directors. We get the board composition and structure right by having well-informed people with diverse backgrounds, relevant experience, and independence from management. We gain from their expertise and pay them fairly in return.

▶

> Independent

> Elected annually

>  Elected individually (not slate)

> Majority voting policy

> Orientation, continuing education and assessment

> Tenure policy

> Conflict of interest policy

> Proxy access policy

Leading governance practices We monitor regulatory changes and emerging best practices in corporate governance to make sure we are at the forefront.	▶

> Code of Conduct grounded in our values

> Separate board chair and CEO positions

> Board and committee chair term limits

> Policy on interlocking directors

> Board diversity policy

> No hedging of BMO securities

> Director and executive share ownership guidelines

> Annual ‘say on pay’

> Non-executive directors are unable to participate in BMO stock option plans

> Leading subsidiary governance practices

Recognition We’ve been recognized over the years for our governance practices.	▶

> 2023 Global 100 Most Sustainable Corporations in the World – Corporate Knights

> 2023 World’s Most Ethical Companies® – Ethisphere Institute

> Ranked among the most sustainable companies on the Dow Jones Sustainability North America Index (DJSI)

> 2023 Bloomberg Gender-Equality Index

> 2023 Best 50 Corporate Citizens in Canada – Corporate Knights

> Best Employers for Diversity 2023 (United States) – Forbes

> Gold Award in Excellence in Leadership Development – Brandon Hall Group

Bank of Montreal Management Proxy Circular 2024	17

About the Board of Directors

BMO has a clearly defined Purpose and strategy.

The board’s role is to oversee management, set general direction and to do what is in the best interests of the bank, taking into consideration the interests of stakeholders, by bringing an independent perspective and broad experience.

Board Approval/Oversight Guidelines set out the specific roles and responsibilities of both the board and management, and specifies accountability within the bank. The Bank Act (Canada) sets out certain things that cannot be delegated to the committees, like approving financial statements and dividends.

BMO’s governance structure

Board of Directors

(see page 92 for the board mandate)

•  Provides stewardship, sets general direction and alignment with Purpose, and oversees management, technology and operations

•  Defines the role of the Chair, committee chairs, directors and the CEO, and reviews the descriptions every year

•  Oversees subsidiary operations (164 subsidiaries in 15 jurisdictions on October 31, 2023)

Board committees

(see our website for each committee’s charter, and pages 37 to 41 for the 2023 committee reports)

•  Help the board carry out its responsibilities

•  Are led by an independent chair and all members are independent directors

•  Committee membership is reviewed by the Governance and Nominating Committee once a year, to match director skills to committee mandates

Audit and Conduct Review Committee

•  Integrity of financial reporting

•  Effectiveness of internal controls

•  Qualifications, independence and performance of the independent auditors

•  Transactions involving related parties, conflicts of interest and confidential information

•  Standards of ethical business conduct

•  Sustainability governance and disclosure, including as related to climate change

•  External assurances and attestations regarding sustainability metrics oversight

•  Compliance with legal and regulatory requirements

Governance and Nominating Committee

•  Governance principles and guidelines

•  Board composition, including performing public searches and retaining independent recruitment firms to identify qualified diverse candidates

•  Director development, assessment and succession planning

•  Director compensation

•  Subsidiary oversight

•  Coordination of effective committee oversight

•  Allocation of ESG matters amongst the board and its committees

Human Resources Committee

•  Human resources strategies

•  Talent development, retention and succession planning

•  Employee diversity, equity and inclusion and health and well-being

•  Compensation principles and policies oversight and their alignment to risk management and sustainability, and governance

•  CEO and senior executive appointment and compensation

•  Builds links between executive pay, BMO’s strategic priorities and priority sustainability issues

Risk Review Committee

•  Risk appetite framework and governance

•  Management of the Bank’s environmental and social risks, including climate change

•  Identification and management of risk

•  Adherence to risk management corporate policies

•  Compliance with risk-related regulatory requirements

18	Bank of Montreal Management Proxy Circular 2024

The Governance and Nominating Committee defines BMO’s approach to corporate governance, and makes sure our corporate governance framework, guidelines and practices meet or exceed regulatory requirements, industry and stakeholder expectations and best practices.

The Board Chair is responsible for making sure the board functions effectively and meets its obligations, including its obligations to stakeholders. The Board Chair sets the board meeting Agendas in consultation with the CEO and Corporate Secretary and chairs all board meetings. The Chair’s position description is available on our website at www.bmo.com/corporategovernance. George Cope was appointed Chair of the Board effective March 31, 2020. His term was extended for two years until his scheduled retirement at the bank’s 2027 annual shareholder meeting. He is an independent director and has served on BMO’s board since 2006.

Business Conduct

BMO adheres to the highest ethical standards. Our commitment to ethical business practices is integral to our reputation in the financial sector and the global economy, and helps us cultivate trust and strong relationships with employees, customers and communities.

Responsibility for fostering an ethical culture at the bank is shared by everyone across BMO – directors, officers and employees. BMO’s Chief Ethics Officer ensures BMO`s expectations around ethical conduct are clear and well understood by employees globally. Aggregated reporting to senior leadership and the board provides a holistic view of culture and conduct management activities across the bank.

BMO’s Purpose	▶	Rooted in our values	▶	Articulated in our codes of conduct

Boldly Grow the Good in business and life.		Integrity: Do what’s right. Empathy: Put others first. Diversity: Learn from difference. Responsibility: Make tomorrow better.		Our Code of Conduct applies to every BMO director, officer and employee. Our Supplier Code of Conduct includes our expectations for supplier integrity, fair dealing and sustainability.

BMO’s Code of Conduct (Code) is grounded in our Purpose and our core Values. It sets out the principles and performance standards that guide us to do the right thing and deliver great experiences. The Code is our ethical guide and its principles are not negotiable.

Everyone at BMO – directors, officers and employees – is expected to follow the Code. All employees participate in annual training and every officer, employee and director confirm they have read, understood, complied with, and will continue to comply with the Code. The Code is reviewed annually and approved by the board every two years.

Our Supplier Code of Conduct outlines the principles BMO expects our suppliers to support – our standards for integrity, fair dealing and sustainability. It’s updated every two years to address evolving trends, issues and legislative requirements. BMO’s Code of Conduct and Supplier Code of Conduct are available on our website bmo.com/CodeofConduct and bmo.com/SupplierCodeofConduct.

A key element to fostering an ethical culture is providing an environment where concerns can be raised without fear of retaliation. We support this by providing multiple channels for employees to raise concerns internally and having zero tolerance for retaliation. We also offer employees, officers and other stakeholders access to a secure, confidential and, if desired, anonymous third-party reporting service to raise concerns, questions and feedback on our website bmo.com/whistleblower. All concerns are actioned appropriately and there are consequences for violations of the Code.

We provide training and communications about the importance of speaking up, the multiple ways employees can raise concerns, and how to identify and protect against retaliation.

There are several internal speak up resources for employees that set out the process, accountabilities and contact details for our reporting channels, as well as BMO’s commitment to protect employees against retaliation.

Bank of Montreal Management Proxy Circular 2024	19

Insider Trading Policies

BMO’s policies prohibit all directors, officers, and employees from insider trading. In addition, BMO has controls and safeguards to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. All officers and employees covered by our insider trading policies are required to disclose trading accounts to BMO’s compliance group to ensure that all trading activity is monitored. In addition, those officers and employees subject to monitoring must pre-clear any securities trades with the Bank’s compliance group. BMO’s policies restrict directors, executive officers and certain other employees from personal trading in BMO securities during blackout periods that precede the release of BMO’s financial results.

Strategic planning

The board’s role is to approve and oversee BMO’s strategy and its implementation. This includes:

•	reviewing and approving key priorities, opportunities, risks, competitive position, financial projections and other key performance indicators for each operating group and the technology & operations function
•	overseeing strategic planning related to technological innovation, enterprise data, analytics, AI, governance, cyber security, digitech partnerships and ESG, including climate change
•	reviewing and approving the bank’s business and capital plan.

The board holds an annual strategy session with management that covers:

•	our existing strategy and changes resulting from both internal and external factors
•	new opportunities for growth
•	risks related to current and future strategy
•	the financial and capital impacts of the recommended strategy.

At the end of the session, the board provides feedback on the strategic plan, approves the strategic plan and provides feedback on the session itself.

Management updates the board regularly on the bank’s and each operating group’s progress in implementing the strategies.

Risk oversight

The bank has an integrated and disciplined approach to risk management that is key to maintaining a strong risk culture and the success of the bank’s operations. At BMO, we are guided by five key principles on risk:

•	understand and manage risk
•	protect our reputation
•	diversify, limit tail risk
•	maintain strong capital and liquidity
•	optimize risk return.

These key principles drive our approach to risk management across the enterprise and enterprise risk appetite statement. The board approves this risk appetite statement every year.

The board’s risk oversight role includes ensuring the bank’s corporate objectives are supported by a sound risk strategy and an effective enterprise-wide Risk Management Framework. The framework, approved by the board through the policies that govern our approach to risk management, including how risk is identified, assessed, managed, monitored, and reported. The framework is appropriate for the nature, scale, complexity and risk profile of the bank’s activities.

You can find more about our Risk Management Framework, including the risk oversight responsibilities of the board and its committees, our risk appetite, risk policies and limits, in our 2023 Annual Report.

20	Bank of Montreal Management Proxy Circular 2024

Sustainability

Our commitment to sustainability is embedded in our strategy and is fundamental to our Purpose. We identify the most significant effects of our business operations, products and services on our stakeholders and the communities in which we operate. We take steps to manage our business in a manner that is consistent with our risk management and commercial opportunity aligned sustainability objectives, considering our impact on communities, society and interested parties. We apply a variety of sustainability practices and benchmarks to capture opportunities and manage risks in key areas such as sustainable finance, climate change, human rights, and diversity, equity and inclusion.

Responsibility for the oversight of sustainability is included in the mandates of our board of directors and each standing committee has responsibility for the oversight of sustainability, including climate change risks and opportunities, that fall within its purview. The full board meets with BMO’s Executive Committee (which includes all of BMO’s executive officers) during the annual board strategy session to discuss sustainability and climate strategy. The board also reviews BMO’s sustainability and climate-related disclosures, including the Sustainability Report and Climate Report. Climate-related matters and climate considerations are integrated into quarterly operating group reporting to the Board.

BMO’s board has adopted a skills matrix for its directors which includes understanding and experience with sustainability. Several board members have experience with climate and sustainability issues as detailed in their biographies. Board members are provided with monthly substantive educational materials on sustainability related matters and updates on climate related topics.

The Governance and Nominating Committee regularly reviews the charters of our board of directors and its committees to assess the coverage and alignment of their responsibilities for overseeing sustainability issues with their respective mandates. The Audit and Conduct Review Committee assesses the effectiveness of BMO’s governance of sustainability matters and approves BMO’s sustainability reporting and disclosures, including our Sustainability Report and Public Accountability Statement, and our Climate Report.

The Risk Review Committee assists the board of directors in meeting its oversight responsibilities for the identification, assessment and management of our exposure to environmental and social risk, including risks arising from climate change, for the overall adherence to risk management corporate policies, and for complying with risk-related regulatory requirements. The Risk Review Committee approves the Environmental and Social Risk Corporate Policy. The Audit and Conduct Review Committee and Risk Review Committee jointly review financed emissions target setting and the Transition Action Plan. The board approves the Enterprise Risk Appetite Statement, which includes the Environmental and Social Risk Appetite Statement. Climate reporting is incorporated into the quarterly Operating Group presentations.

The Human Resources Committee has responsibility for the alignment of executive compensation with performance, including performance in relation to BMO’s environmental and social objectives. The Human Resources Committee also has oversight of human resources strategies relating to diversity, equity and inclusion and health and well-being.

Bank of Montreal Management Proxy Circular 2024	21

Subsidiary governance

BMO has 164 subsidiaries in 15 jurisdictions worldwide, as at October 31, 2023. Effective governance of these entities is a critical risk management tool.

The Governance and Nominating Committee is responsible for overseeing the enterprise’s organizational structure and the activities of the subsidiaries. The Audit and Conduct Review

Committee acts as the independent audit committee for four of the Bank’s federally regulated financial institution subsidiaries. A Subsidiary Governance Office identifies and implements best-in-class subsidiary governance practices, including a Subsidiary Governance Framework that applies globally and includes three elements:

A legal entity framework	▶	Governance requirements for each subsidiary	▶	Oversight by the BMO board

The framework is a critical tool for risk management. It includes procedures to centralize the oversight of establishing, operating and dissolving legal entities.

The complexity of each subsidiary is assessed based on criteria including asset base, and whether the subsidiary is operating, client-facing and/or regulated.

Each subsidiary is then placed into one of four categories of ascending degrees of governance.

Subsidiary boards have structures that comply with the governing law of the subsidiary.

They are composed of executives as management directors and may include qualified independent non-executive directors where required by law or regulator guidance. The non-executive directors are nominated based on their independence from the business, using a skills matrix developed by the subsidiary board.

BMO’s Legal Entity Manual ensures consistent governance best practices and proper oversight of each legal entity, promotes thoughtful, effective and efficient governance processes, and clarifies the roles and responsibilities of the directors, officers and corporate units.

The subsidiary’s corporate secretary works with the subsidiary board to implement the governance tools that are appropriate for the subsidiary.

The board is responsible for overseeing BMO’s subsidiaries.

The Subsidiary Governance Office provides information to the board, including:

•  An annual Legal Entities Report for the Governance and Nominating Committee, which includes the structure of subsidiary boards, statistics by operating group, jurisdiction and assets, the background of non-executive directors and other relevant information.

•  Comprehensive reporting about each subsidiary’s line of business and legal entity activities and the connection to BMO’s business strategy.

Board and committee chairs are also in regular communication with the chairs of the U.S. holding company board and its committees.

Specific subsidiary-related information must be escalated to a senior management committee or to the board, under our Board Approval and Oversight Requirements Policy and related guidelines.

The Corporate Secretary’s Department has implemented a compliance program to meet the corporate law filing requirements for both the Bank and its subsidiaries. The program uses both automated processes to notify members of the Corporate Secretary’s Department and other corporate areas of recurring filings, and robust manual procedures for event driven filings.

22	Bank of Montreal Management Proxy Circular 2024

Leadership diversity, development and succession planning

BMO’s strategy is grounded in the strength of its people.

The board and the Human Resources Committee together oversee BMO’s leadership.

The Human Resources Committee is responsible for overseeing BMO’s human resources strategy, including making sure BMO builds teams that can deliver the bank’s business strategy, has an inclusive culture that supports and empowers its people, and talent processes that are simplified, integrated and digitized.

Senior leadership succession

The board appoints the CEO and other members of senior leadership, and monitors their performance, goals, assessments and rewards. It oversees and monitors the CEO succession plan, and the succession strategy for all other senior leadership positions.

The Human Resources Committee reviews BMO’s senior leadership pipeline every year and develops succession plans for the CEO and other senior executive roles.

Diversity, equity and inclusion

BMO provides equitable opportunities to all employees, regardless of gender, race, ethnicity, disability, sexual orientation, gender identity, religion, marital status and/or age. We are actively working to eliminate inequities both within and beyond the bank. We have established priorities to enhance inclusive leadership behaviours as well as stated aspirational workforce representation goals alongside our performance goals.

In 2020, BMO announced aspirational workforce representation goals that reflect the communities we serve, as part of our Zero Barriers to Inclusion 2025 strategy which is the most recent in a series of BMO enterprise diversity, equity and inclusion strategies. Key goals include, 40-60% of senior leadership roles held by women and strong representation of People of Colour at the senior leadership level. The strategy includes a commitment to developing diverse talent throughout the bank, including Latinx, Black and Indigenous employees, as well as People of Colour and 2SLGBTQ+.

To help BMO understand its workforce representation, North American employees are invited to voluntarily participate in a self-identification program, referred to as Count Me In. This program enables BMO to focus our inclusion efforts on programs that meet the needs of employees and create a workplace with zero barriers to inclusion. This is available to all employees and BMO regularly reinforces the purpose of self-identification. In 2023, we continued to improve the Count Me In survey experience for employees by integrating the functionality within our Human Capital Management system, Workday, and continuing to further expand self-identification options.

A strong focus on inclusion is embedded in our succession planning process and talent assessments. To monitor progress on the advancement of women and People of Colour and to develop a healthy pipeline of qualified talent, BMO:

•	Identifies top talent and implements development plans for high-potential talent
•	Monitors the representation of employees in senior leadership roles and those in the pipeline
•	Identifies and removes barriers to provide access to leadership and development opportunities for all employees

Representation of women remains significant at all levels at BMO:

•	Overall representation of women is 53.8% (Global, Oct 31, 2023)
•	42.3% of the bank’s senior leadership roles (including the executive and managing director levels) are women (Global, Oct 31, 2023)
•	27.3% (3 out of 11) of BMO’s Executive Committee are women.

In addition, four members of BMO’s Executive Committee identify as a Person of Colour. All of our executive committee members are fluent in English. One of the Executive Committee members speaks French fluently, one speaks Hindi fluently and one speaks Turkish fluently. While we have aspirational representation goals at the senior leadership level, we do not establish separate goals at the Executive Committee level due to the small size of this group, however we do carefully consider a broad range of criteria for these positions such as experience, characteristics and diversity which may include, gender, age, ethnicity and geographic background. The Human Resources Committee and board monitor equitable representation of the Executive Committee closely through its oversight of executive appointments and succession planning.

For information on board diversity, please see Diversity and skills on page 28.

Bank of Montreal Management Proxy Circular 2024	23

Business practices

BMO’s commitment to diversity, equity and inclusion extends to building sustainable business opportunities, building an inclusive society and thriving economy, including:

•	Implementing BMO EMpower 2.0, a five-year, $40 billion Community Benefits Plan for local communities across the bank’s expanded U.S. footprint. More than $16 billion of its funding is targeted for California. This commitment includes: advancing home ownership; growing small businesses; strengthening communities; and creating a more equitable society.
•	Expanding the reach of our U.S. Zero Barriers to Business program from eight to 22 states. Since launching the program in late 2020, $80 million in small business loans have been approved, funding more than 3,400 underrepresented businesses.
•	Awarding $230,000 through the BMO Celebrating Women Grant Program to support the high-level growth plans of 20 women-owned businesses across North America.
•	Being awarded the opportunity to serve as the sole banking services provider for a client responsible for governing $2.8B in trust from a historic class-action Indigenous court settlement in Canada.
•	Offering networking, mentoring and business opportunities through BMO Elevate, our diverse supplier development program, and more than doubling our year-over-year procurement spending with Tier I certified diverse businesses.
•	Enhancing our benefit offerings for military reservists to provide greater financial peace of mind during periods of military training and/or deployment. Job-protected, unpaid leave was also made available for employees with reservist family members, offering more flexibility as they take care of loved ones while a member of the family serves.

Communication and engagement

BMO and the board communicate directly with shareholders and other stakeholders in various ways and maintain ongoing dialogue to exchange ideas and receive constructive feedback.

Engagement	+	Communication	+	Feedback

BMO’s Shareholder Engagement Policy outlines how management and the board engage with shareholders, and how they can communicate with us.

Board members meet with institutional shareholders and the board responds through management to questions or issues raised by retail shareholders.

The Corporate Secretary, Shareholder Services, Investor Relations department, and ESG/Sustainability team also have ongoing discussions with shareholders, and respond promptly to any questions, concerns and shareholder proposals.

Regular communication with shareholders includes:

•  quarterly earnings calls (live webcast with a question and answer period)

•  news releases

•  disclosure documents (annual report, management proxy circular, annual information form, sustainability report & public accountability statement, climate report and quarterly reports)

•  industry conferences

•  our website

•  phone calls, letters and emails

•  our annual meeting of shareholders (which is also webcast live)

•  meetings with institutional shareholders (one-on-one and as a group)

BMO welcomes your feedback,
and shares it with the board and committees to continually improve our governance practices, disclosure and communications.

You can reach management by email:

Management

corp.secretary@bmo.com

Investor Relations

investor.relations@bmo.com

Shareholder Services

corp.secretary@bmo.com

You can also contact the Chair of the Board, and any of our directors or committee chairs using the information below.

24	Bank of Montreal Management Proxy Circular 2024

Disclosure practices

BMO’s Disclosure Standard includes guidance for determining whether information is material (as defined by securities legislation), and describes the proper and timely distribution of disclosure and material information. The Audit and Conduct Review Committee reviews and approves the standard every two years.

The Chief Financial Officer (CFO) and the General Counsel determine what information is material.

The Disclosure Committee (chaired by the CFO and made up of members of senior management) reviews all annual and interim filings before they are publicly released.

A rigorous attestation process supports CEO and CFO certifications of the adequacy of our financial disclosure. Our most senior executives make quarterly and annual representations specific to their area of responsibility to the Chief Accountant, including declaring that any potentially material issues they know of have been escalated to the Chief Accountant under our financial governance processes.

Additional Documents

Documents available on our website (www.bmo.com/corporategovernance) include:
• Our Code of Conduct	• Director Conflict of Interest Policy
• Our By-Laws	• Board Diversity Policy
• The Board Mandate and charters for each of the Board’s committees	• Shareholder Engagement Policy • Proxy Access Policy • Majority Voting Policy • Sustainability Report & Public Accountability Statement • Climate Report • Annual Report • Annual Information Form
• Position descriptions for each of the Chair, the committee chairs and the directors
• Director Independence Standards
• Statement of Corporate Governance Practices

Three ways to contact the board

1.	Complete the form on our website

www.bmo.com/corporategovernance

2.	Write to the Chair of the Board

Chair of the Board of Directors

BMO Financial Group

P.O. Box 1, First Canadian Place

100 King Street West, 9th Floor

Toronto, Ontario M5X 1A1

3.	Send an email

board.directors@bmo.com

Bank of Montreal Management Proxy Circular 2024	25

Building an Effective Board

Good governance starts with our board of directors. We get the board composition and structure right by having well-informed candidates with diverse backgrounds and relevant experience and independence from management. This leads to better decision- making and more effective oversight that will ensure BMO’s success.

The board and the Governance and Nominating Committee believe a relatively smaller board is more effective, while recognizing the need to maintain flexibility to address certain needs or opportunities as they arise. It reviews board size every year to make sure it will promote engagement and quality discussion with management, ensure the right caliber and scope of director expertise, allow for thoughtful director succession and provide for effective committee membership.

This year the board has proposed 13 directors for the board – all of the nominees currently serve as directors. Directors are elected for a one-year term. The board can appoint directors between shareholder meetings.

Key Position Descriptions

The board reviews and approves position descriptions (available at www.bmo.com/corporategovernance) annually for the Board Chair, committee chairs, and directors. The board also develops the position description for the CEO, with the CEO’s input, which is approved annually by the Human Resources Committee.

26	Bank of Montreal Management Proxy Circular 2024

Independence

The board must be independent of management to be effective.

All members of the board are independent except our CEO, who is required by the Bank Act (Canada) to be a member of BMO’s board. The board’s policies limit the number of inside directors to two.

Director independence	+	Independent Chair of the Board	+	Otherindependence mechanisms

A director is independent if he or she does not have a relationship with the bank or any of its affiliates that could interfere with his or her independent judgment.

The board uses Director Independence Standards to determine whether a director is independent (available on our website). The standards take into consideration the Bank Act (Canada) definition of affiliated persons, and the Canadian Securities Administrators (CSA) and NYSE definitions of independence.

In its review of a director’s independence, the board looks at his or her personal, business, and other relationships, and his or her dealings with the bank and its affiliates. This involves reviewing biographical information, reports, director questionnaires, bank records and reports, and information about entities the director is involved with.

The threshold for independence is higher for members of our Audit and Conduct Review Committee.

Certain relationships (for example, being an officer of the bank) automatically mean a director is not independent. According to the board’s policies, only two of the board’s directors can also be employees of the bank.

While the bank has lending, banking, and other commercial arrangements with some of the directors and entities they have relationships with, the board is satisfied that these directors are independent under the standards.

BMO has an independent and non-executive Chair of the Board. This helps the board to operate independently of management and provides leadership to the independent directors.

The Chair normally serves for five years with the possibility of renewal for another three years.

The process for the appointment of the Chair of the Board is led by the current Chair unless the current Chair is being considered for reappointment. In that circumstance, the process is led by the Chair of the Governance and Nominating Committee. The process includes identifying issues facing the bank and interviewing each director individually, as well as determining the most appropriate process for the board to make a final decision, which could include deliberation and a vote if more than one person has significant support.

Meeting without management

Every board meeting and board committee meeting includes time for independent directors to meet without management present. During those meetings, the Chair will lead discussions on matters that arise during the meeting or other matters, including matters related to succession planning, risk management and strategy.

Managing conflicts of interest

The Directors’ Conflict of Interest Policy is designed to ensure independent decision- making by the board.

The policy includes guidelines for identifying and dealing with conflicts when they arise. Directors or executive officers with a material interest in a matter do not receive related board or committee materials and are excluded from subsequent discussions or votes.

Getting independent advice

The Chair and each committee can engage outside consultants paid for by the bank, without consulting management. This helps ensure they can receive independent advice.

Serving on other boards

Outside directorships are monitored to make sure directors can operate with independent judgment and have the time available to commit to BMO’s board. No more than two directors can serve on the same outside public company board (called a board interlock) without the consent of the Governance and Nominating Committee. In considering whether or not to permit more than two directors to serve on the same board, the committee takes into account all relevant considerations including, in particular, the total number of board interlocks at that time. There are no board interlocks as at the date hereof.

Members of the Audit and Conduct Review Committee cannot serve on more than three public company audit committees without board approval.

Bank of Montreal Management Proxy Circular 2024	27

Diversity and skills

The Governance and Nominating Committee follows the Board Diversity Policy when recruiting new directors. This includes, in addition to its own search, engaging qualified independent external advisors to conduct a search for candidates who meet the Board’s skills and diversity criteria.

The committee considers only candidates who are highly qualified based on their experience, functional expertise, and personal skills and qualities and looks at several criteria, including:

•	Characteristics and experience: independence, ethics and integrity, range of experience, business judgment, areas of expertise, personal skills and qualities, availability and commitment
•	Diversity by gender, age, ethnicity and geographic background including the Bank Act (Canada)’s residency requirements, with particular focus on potential candidates from Black, Indigenous peoples, People of Colour, 2SLGBTQ+ and disability communities.

The Governance and Nominating Committee’s list of potential board candidates includes candidates with the foregoing diversity characteristics within the pool of candidates considered. The board aspires to have each gender make up at least one-third of the independent directors. Six of this year’s nominated directors are women, representing 50% of the independent nominated directors (46.2% of the nominated directors) and two identify as a Persons of Colour (Asian and Black), representing 16.7% of the independent nominated directors.

Three of the board’s four standing committees are chaired by women. The board recognizes the need to further the representation of Indigenous peoples, People of Colour, persons with disabilities and members of the 2SLGBTQ+ communities on our board. Our process is to review potential director candidates at each meeting of the Governance and Nominating Committee, and the candidate list is focused on these communities.

28	Bank of Montreal Management Proxy Circular 2024

Skills matrix

We capture the ideal list of skills for directors in four broad categories and record them in a skills matrix. The items in the list are reviewed every year and added to as necessary. We use this information to assess the overall strength and diversity of the board and when recruiting new directors.

In addition to the common skills which all of our directors possess, the directors have each identified their areas of specific expertise in their biographies above from the skills and definitions indicated
below. The experience of our directors, including with respect to environmental matters, is described more fully in their respective profiles.

Leadership and strategy
Executive leadership Experience as a senior executive/officer of a publicly listed company or major organization
Human resources Experience with benefit, pension and compensation programs (in particular, executive compensation programs)
Strategic planning Experience in the development and implementation of a strategic direction of a large organization
Risk management Knowledge of, and experience with internal risk controls, risk assessments and reporting
Mergers and acquisitions Experience with investment banking or mergers and acquisitions

Accounting and finance

Knowledge of and experience with financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, Canadian or U.S. GAAP and/or IFRS

Public policy Experience in the workings of government and public policy

Legal and regulatory

Experience as a lawyer in private practice or at a publicly listed company or major organization, or experience at a senior level at a regulator or business operating within a complex regulatory environment

Industry and transformation
Financial services Oversight, advisory or operational experience in the financial services industry other than serving as a director of the bank
Retail Experience as a senior executive in a major products, services or distribution company
Information technology and security Experience or knowledge relating to the information technology and security needs of a major organization
Environmental, Social or Governance Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices

Governance
Other board experience Served as a board member of a public, private or non-profit entity or advised public company boards on governance matters

Bank of Montreal Management Proxy Circular 2024	29

Orientation and development

The Governance and Nominating Committee is responsible for orientation and the continuing education and development of our directors.

New directors learn about our business through BMO’s director orientation program. All directors are provided with tools and information to make sure they are continuously improving their knowledge to support the complex and evolving role of director at one of Canada’s major banks.

The Chair of the Board facilitates in camera sessions at every board meeting, providing opportunities to further build relationships, confidences and cohesion among directors. These sessions also provide an opportunity for directors to provide feedback on board processes.

Director orientation	+	Ongoing education	+	Engaging with management

Orientation by the Board Chair, the committee chairs and the CEO, to learn about the bank’s history and culture, structure, strategic direction, current issues and opportunities, including how BMO differs from its peers. Sessions are held within six months of new directors joining the board.

Regular presentations on BMO’s operations and regulatory briefings, to complement and enhance director understanding of the bank, its products and services and the risks it faces, as well as developments in corporate and risk governance and regulatory matters.

Board dinners to strengthen the collegial working relationship among directors. These are scheduled alongside regular board meetings, and include educational sessions related to the bank’s business and strategic direction presented by senior management or outside experts.

Director governance documents, policies, bylaws, compliance requirements and other information to ensure a smooth transition into their role as director.		Materials and reading recommendations from the Chair, committee chairs, the CEO and the Corporate Secretary.		There is regular engagement between directors and senior management between board meetings.

Individual meetings with the heads of each of our operating groups and corporate functions to learn about our business. Additional meetings and site visits may also be arranged.		Daily Media Briefing emails circulated each morning. Articles posted in the Resource Center of the Board portal.		Interaction with senior management and employees through the Executive Meets Directors programs to gain greater insight into the business and talent for senior management succession planning.

Director orientation

The Corporate Secretary’s Office is responsible for the director orientation program, which gives new directors the information they need to understand the bank, the financial industry and board operations so they experience a smooth transition into their roles as members of the board and board committees.

Each new director is immediately appointed to at least one board committee and each board committee also has an orientation program. New committee members receive orientation material for each committee they serve on, and meet individually with the committee chair, the head of the supporting corporate group, and other senior officers as necessary.

The Chair of the Board and the Chair of the Governance and Nominating Committee personally welcome new directors, answering questions and assisting with the logistics of board meetings and board processes to ensure that their overall needs are met.

30	Bank of Montreal Management Proxy Circular 2024

Ongoing education

Directors are expected to continuously upgrade their knowledge about issues affecting our businesses, the financial services sectors we operate in, emerging trends and issues and significant strategic initiatives. Working with the Corporate Secretary, each committee chair identifies relevant and timely information for directors. Directors also identify their own continuing education needs in discussions with management, the board and committees. During the 2023 fiscal year, directors participated in educational and round-table sessions and received educational materials on the topics outlined below. They also received quarterly and ad hoc briefings on regulatory developments.

Session/topic	Audience (Board/Committee)
Client loyalty
One Client Initiatives Update	Board of Directors
Operating Group Strategies, including customer focus, capabilities and experience	Board of Directors
North American Business Banking Update: Special Purpose Lending Programs	Risk Review
Global Markets Financing Risk Review: Client Impact and Resource Utilization	Risk Review
Winning culture
KPMG Board Leadership Conference: People as an Asset; Crisis Readiness & Resilience	Chair, Audit and Conduct Review
Governance Week Forum: More Diverse Diversity; Manifesting Diversity for Customers & Employees with Disabilities	Chair, Audit and Conduct Review
WCD Global Institute: How Boards & C-Suite Leaders Can Lead Through Transformative Times	Chair, Governance and Nominating
Winning Culture Checkup	Board of Directors
Diversity, Equity and Inclusion Update	Board of Directors
Global Pension Trends	Human Resources
Digital first
EY: Regulatory Developments in Cybersecurity and Data Privacy; How Tokenization & Blockchain will Transform Financial Services; The Board’s Role in Technology and Innovation	Chair, Audit and Conduct Review
KPMG Board Leadership Conference: AI, Metaverse and More	Chair, Audit and Conduct Review
Mandiant mWISE CISO Summit: Generative AI, Quantum Cryptography, Deglobalization, Aligning Security Initiatives with Strategy	Chair, Audit and Conduct Review
Women Corporate Directors: AI & Audit Committee Oversight	Chair, Governance and Nominating
Crypto Strategy & Exposure	Risk Review
Deloitte Podium Club: Digital Tsunami: Generative AI	Director
Transition to a net zero world
BMO Sustainability Podcast: Free, Prior and Informed Consent; How Auto Dealers Are Helping Drive the Transition to Net Zero; What a Futuristic Mindset Means for Sustainability; Achieving Canada’s Net-Zero Ambition Requires a Paradigm Shift; Employee Ownership: A Panel Discussion; North America’s Critical Minerals Advantage: Deep Dive on Community Engagement; The Case for Climate Justice: Patricia Fuller in Conversation; Key Takeaways on Ag, Food, Fertilizer & ESG from BMO’s Farm to Market Conference; Building Meaningful Connections with Nature: Parks California in conversation; How Carbon Capture Investments can Generate Carbon Credits; COP27 in Focus: Will Energy Security and Economic Uncertainty Impact the Climate Transition	Board of Directors
BMO Quarterly Sustainability Update Newsletter	Board of Directors
Deloitte Audit Committee Symposium: Enterprise Risk in the Era of ESG: What is the Audit Committee’s Role; Ethics and Compliance; Emerging Risks in a New Environment	Chair, Audit and Conduct Review
CPAB Industry Forum: ESG Data Quality, Process and Controls	Chair, Audit and Conduct Review
BMO Webinar: Accelerating an Indigenous-led Clean Energy Future; RoadMap Project: An Indigenous-led Paradigm Shift for Economic Reconciliation	Chair, Audit and Conduct Review
Update on Significant Changes in Governance Rules and Regulations: Greenwashing risks; Federal Legislation on Modern Anti-Slavery; California Climate Corporate Data Accountability Act; Corporate Sustainability Rules in the EU; Status of ISSB Climate Proposals; Climate Change Litigation	Governance and Nominating
Manage risk, capital and funding
McGrath Nichol: Cyber Incident Response; Ransomware Scenario Simulation	Chair, Audit and Conduct Review
Directors’ Academy: Future-Proofing Boards to Drive Success and Enterprise Risk Management Frameworks	Chair, Governance Committee
International Association of Credit Portfolio Managers: Board Members’ Perspectives on Risk Issues	Chair, Risk Review
Quarterly Update by Legal & Regulatory Compliance on Regulatory Developments	Audit and Conduct Review
Privacy, ABAC & Competition/Antitrust Programs Update	Audit and Conduct Review
Quarterly Update by Anti-Money Laundering and Anti-Terrorist Financing – Regulatory Landscape	Audit and Conduct Review

Bank of Montreal Management Proxy Circular 2024	31

Session/topic	Audience (Board/Committee)
Update by Technology and Operations Update – Threat Intelligence Update	Audit and Conduct Review
The Washing Machine: BMO’s Monthly AML Newsletter	Audit and Conduct Review
Basel III Reforms Update and Impact on Internal Capital Allocation	Risk Review
Liquidity and Investment Portfolio Update	Risk Review
Financial Institutions Update	Risk Review
Direct and Indirect Exposures to Financial Sponsors	Risk Review
Non-Banking Financial Institutions	Risk Review
Basel III Reforms: Timelines and High-Level Impact	Risk Review
CPAB Symposium: The Evolving Fraud Landscape	Director
Governance
WCD Nominating and Governance Committee Peer Exchange: Strategic Board Refreshment	Chair, Governance and Nominating
McKinsey Board Conference: Managing in Uncertain Times	Chair, Risk Review
Update on Significant Changes in Governance Rules and Regulations: Proxy Advisory Firm Voting Policy Updates; TMX/ICD Committee to Chart the Future Report; NACD Report on the Future of the American Board; Universal Proxies; Political Activism Against “Woke Capitalism”; CSA Consultation on Diversity Disclosure Requirements; New SEC Cybersecurity Disclosure Obligations; SEC Compensation Claw-back Rules; Bank Act Regulatory Changes for Shareholder Meetings	Governance and Nominating
Canada Spencer Stuart Board Index	Governance and Nominating
BlackRock 2022 Voting Spotlight	Governance and Nominating
The economic environment
EY: How Audit Committees Navigate Economic Uncertainty and Investor Expectations	Chair, Audit and Conduct
Global Risk Institute: Fiscal Polity in Challenging Economic Times: Risks and Opportunities	Chair, Risk Review
Tel Aviv University: Fiscal Policy in the post-Covid Era	Board Member
Bank of Canada Conference: The Return of High Inflation: Challenges for Monetary Policy	Board Member
National Bureau of Economic Research: Business Cycle Analysis	Board Member
Economic Update with Brian Porter, Chief Economist, BMOFG	Board of Directors
Street Views on Canadian Banks & Investing Themes	Board of Directors
U.S. Debt Ceiling Crisis	Risk Review
Monitor Item: BMO Capital Markets North American Outlook: Here Comes the Pain Again; New Year, New Problem; Softer Landing; Banking Strains Will Stress Economy; Sticking the (Soft) Landing	Risk Review

Commitment and tenure

Directors are required to devote enough time and energy to effectively carry out their duties to the bank and the board. Board meetings are set well in advance, and directors are expected to attend all meetings of the board and of the committees they serve on. Committee meeting minutes are also provided to all directors who are not on the committee.

They must come to meetings prepared: directors are given timely access to comprehensive board materials, including minutes from previous board and committee meetings, and are expected to review them before each meeting. This helps facilitate discussion and makes sure directors are properly prepared to probe, challenge management and exercise informed business judgment.

Outside directorships are monitored to make sure directors can operate with independent judgment and have the time available to commit to BMO’s board.

32	Bank of Montreal Management Proxy Circular 2024

Attendance

The table below shows the attendance of our directors at fiscal 2023 board and committee meetings. The independent directors met without management at every board meeting.

The board’s Resignation Policy requires directors to offer to resign when their principal occupation changes, or at the end of a fiscal year where they attended fewer than 75% of the meetings of the board and the committees they serve on. The Governance and Nominating Committee recommends to the board whether to accept or reject the director’s resignation.

	Board				Audit and Conduct Review		Governance and Nominating		Human Resources		Risk Review
	Regular (9 meetings)		Special (5 meetings)		Committee (6 meetings)		Committee (6 meetings)		Committee (7 meetings) (10)		Committee (8 meetings)		Total attendance
Janice M. Babiak (1)	9	100%	4	80%	6	100%	6	100%	–	–	–	–	96%
Sophie Brochu (2)	9	100%	4	80%	–	–	6	100%	6	86%	–	–	93%
Craig W. Broderick (3)	9	100%	5	100%	3/3	100%	6	100%	–	–	8	100%	100%
Hazel Claxton (4)	2/2	100%	1/1	100%	1/1	100%	–	–	–	–	–	–	100%
George A. Cope (5)	9	100%	5	100%	–	–	6	100%	7	100%	–	–	100%
Stephen Dent	9	100%	5	100%	–	–	–	–	–	–	8	100%	100%
Christine A. Edwards (6)	9	100%	5	100%	–	–	6	100%	7	100%	–	–	100%
Martin S. Eichenbaum	9	100%	5	100%	6	100%	–	–	–	–	8	100%	100%
David E. Harquail (7)	9	100%	5	100%	3/3	100%	–	–	2/3	67%	8	100%	96%
Linda S. Huber	9	100%	5	100%	6	100%	–	–	–	–	8	100%	100%
Eric R. La Flèche (8)	8	89%	4	80%	–	–	–	–	7	100%	–	–	90%
Lorraine Mitchelmore	9	100%	5	100%	–	–	6	100%	7	100%	8	100%	100%
Madhu Ranganathan	9	100%	4	80%	6	100%	–	–	–	–	–	–	95%
Darryl White (9)	9	100%	5	100%	–	–	–	–	–	–	–	–	100%
Average		99%		94%		100%		100%		97%		100%	98%

(1)	Ms. Babiak attended seven Risk Review Committee meetings as a guest.
(2)	Ms. Brochu will not stand for re-election at the 2024 annual meeting of shareholders.
(3)	Mr. Broderick attended three Audit and Conduct Review Committee meetings as a guest. He became a member of the Audit and Conduct Review Committee effective April 18, 2023.
(4)	Effective August 30, 2023, Ms. Claxton became a member of the board of directors and the Audit and Conduct Review Committee.
(5)	Mr. Cope attended five Audit and Conduct Review Committee and all Risk Review Committee meetings as a guest.
(6)	Ms. Edwards attended all Audit and Conduct Review Committee meetings as a guest.
(7)

Mr. Harquail ceased to be a member of the Audit and Conduct Review Committee effective April 18, 2023. He became a member of the Human Resources Committee effective April 18, 2023. Mr. Harquail attended two Audit and Conduct Review Committee meetings as a guest.

(8)	Mr. La Flèche did not attend one of the special board meetings due to a disclosed potential conflict of interest.
(9)	Mr. White attended all committee meetings, other than one Risk Review Committee meeting as a guest.
(10)	Includes one special meeting of which Ms. Brochu and Mr. Harquail were unable to attend.

Tenure

The board’s Director Tenure Policy is designed to ensure ongoing board renewal, sustained board performance, and the addition of new expertise. The policy includes age and term limits for directors, the Chair and committee chairs. In special circumstances, the board can waive the term or age limits for any role when it is in BMO’s best interests. Executive directors must resign from the board when they are no longer employed by the bank. The board can, however, ask a former CEO to continue as a director for no more than two years.

Age limit	Age 72 (or after at least 10 years on the board)
Term limits	Directors
• 15 years (20 years for directors who joined the board before January 1, 2010)
Chair of the Board
• 5 years, with the possibility of renewal for another three years regardless of age or tenure on the board
Committee chairs
• 5 years, with the possibility of renewal for another three years.

Bank of Montreal Management Proxy Circular 2024	33

Assessment

The Governance and Nominating Committee is responsible for overseeing the annual board assessment process which includes individual directors, the board and committee chairs and the overall functioning of the board and its four committees.

The board also uses the skills matrix (see page 29) to assess individual skills and board composition.

Director effectiveness	+	Board and committee chair effectiveness	+	Board and committee effectiveness

Individual interviews and peer review feedback

Each director meets with the Chair, who:

•  asks for candid feedback from the director on board and committee effectiveness, as well as individual director performance

•  provides feedback on the director’s performance relative to the performance standards under the director position description as gathered from assessments from each of the director’s peers.

Feedback

After the interviews, the Chair summarizes the themes and develops the board goals for the coming year.

The Governance and Nominating Committee monitors and tracks progress against opportunities for improvement that were identified in the self- assessment process. The Governance and Nominating Committee also uses the results of assessments to recommend the mix of directors, process improvements, and continuing education opportunities.

Annual board chair review

The Governance and Nominating Committee assesses the Chair’s performance against the position description, taking into account the input from each director.

The results are reviewed with the board and the Chair.

Annual committee chair review

The Governance and Nominating Committee assesses the contribution and effectiveness of each committee chair against the committee’s objectives and the position descriptions.

The Chair meets with each committee chair to provide feedback.

Annual director survey

The survey is completed by every director, and includes:

•  an assessment of the board and committees against:

•  operation of the board and each committee

•  adequacy of information provided to directors for board and committees

•  agenda planning for meetings

•  strategic direction and process, including regarding IT, information security, industry disruptors, evolution of ESG issues and implementation of sustainability strategy

•  the board and committee goals for the year.

Results are compiled confidentially by an outside consultant.

The board and its committees continuously refine various aspects of their practices.

Setting objectives

Issues are identified every year that help with creating annual objectives for the board and its committees.

Ongoing assessment and follow-up

Board and committee objectives are set out in board packages.

Progress against the objectives is discussed at each board and committee meeting.

34	Bank of Montreal Management Proxy Circular 2024

Director Compensation

We pay director compensation to our non-employee directors. Darryl White is compensated in his role as BMO’s chief executive officer (see page 68).

The Governance and Nominating Committee benchmarks director compensation against a peer group of companies to make sure the program is competitive and consistent with the responsibilities of directors, and reviews director compensation annually.

Directors receive an annual retainer that includes equity in the form of DSUs and cash. They can choose to take all or some of the cash portion of their retainer, plus their chair retainers, committee memberships, special meeting fees and the travel allowance, as additional DSUs or shares if they have met the minimum share ownership requirements described below.

Fee structure

We pay directors a flat fee, and expect them to be available to represent the bank 365 days a year. While meetings are important, the role of a director includes being attentive to the bank’s interests at all times, providing advice outside of meetings and identifying opportunities for BMO as appropriate.

We reimburse directors for any expenses they incur while carrying out their duties. From time to time, our non-employee directors also serve as directors of our subsidiaries and affiliates. They are paid for this service, and reimbursed for travel and other expenses they incur for these board and committee meetings.

2023 director fee table

Type of fee	Fiscal 2023
Board retainer
Chair of the Board (includes attendance at meetings of all four committees)	$485,000 per year: • $ 210,000 in DSUs • $ 275,000 in cash

Directors (includes one committee membership)	$250,000 per year: • $ 162,500 in DSUs • $ 87,500 in cash
Committee chair retainers
Audit and Conduct Review Human Resources Governance and Nominating Risk Review	$55,000 per year
Committee and meeting fees
Committee memberships (in excess of one)	$15,000 per committee
Special board meetings (in excess of five)	$2,000 per meeting

Special committee meetings (in excess of five)	$1,500 per meeting
Travel allowance
If the director’s principal residence is two or more time zones away from Toronto or outside Canada	$20,000 per year

Share ownership

To make sure they have a vested interest in our success, every non-employee director is required to hold, within 5 years of their appointment or election to the board, at least 11 times the cash retainer portion of their annual retainer in BMO shares or DSUs. Mr. White is required to meet executive share ownership requirements (see page 70).

Under our guideline for share ownership in our board policies, we calculate share ownership using the closing price of BMO shares at the end of the fiscal year, or, if higher, the share acquisition cost or value of DSUs at the time they were credited.

About DSUs

Deferred share units (or DSUs) are ownership interests that have the same economic value as shares. DSUs vest immediately and accrue dividend equivalents when dividends are paid on BMO shares.

Newly appointed directors can build up their share ownership over time but must receive all of their compensation in DSUs until they meet their minimum ownership requirement.

All but two non-employee directors (elected to the board in April 2021 and appointed August 2023) seeking re-election met the minimum share ownership requirements as of October 31, 2023 and as of the date of this circular. Mr. White met his executive share ownership requirements as of both dates (see pages 16 and 70).

All non-employee directors in calendar 2023 received all of their compensation in DSUs.

The table below shows the total share ownership of our non-employee directors, and includes holdings of Ms. Brochu who will not stand for re-election. Value is based on $123.58, the closing price of BMO shares on the TSX on February 7, 2024.

	Total shares	Total DSUs	Total equity
Number	143,943	363,235	507,178
Value	$17,788,476	$44,888,581	$62,677,057

Anti-hedging

The board’s Anti-Hedging Policy prohibits directors, senior executive officers and employees from hedging their economic interest in bank shares, securities or related financial instruments (see page 61).

Bank of Montreal Management Proxy Circular 2024	35

2023 Director compensation table

The table below breaks out the compensation paid to non-employee directors in fiscal 2023. Directors who served in any capacity for a portion of the fiscal year were compensated on a pro-rated basis.

	Board retainer		Committee chair retainer ($)	Committee and meeting fees ($)	Travel Allowance ($)	Other fees ($)		Total fees ($)	Portion of cash fees taken in DSUs (%)		Total DSUs – Value vested or earned ($) (1)
	Cash ($)	DSUs ($)
Janice M. Babiak (2)	87,500	162,500	55,000	15,000	20,000	–		340,000	100		340,000
Sophie Brochu (3)	87,500	162,500	–	15,000	–	–		265,000	100		265,000
Craig W. Broderick (2)(5)	87,500	162,500	55,000	23,048	20,000	–		348,048	100		348,048
Hazel Claxton (5)	14,980	27,819	–	–	–	–		42,799	100		42,799
George A. Cope (2)	275,000	210,000	–	–	–	221,853	(4)	706,853	82.8	(4)	585,506
Stephen Dent	87,500	162,500	–	–	–	–		250,000	100		250,000
Christine A. Edwards (2)	87,500	162,500	55,000	15,000	20,000	254,614	(4)	594,614	100	(4)	594,614
Martin S. Eichenbaum	87,500	162,500	–	15,000	20,000	–		285,000	100		285,000
David E. Harquail (5)	87,500	162,500	–	15,000	–	–		265,000	100		265,000
Linda S. Huber	87,500	162,500	–	15,000	20,000	–		285,000	100		285,000
Eric R. La Flèche	87,500	162,500	–	–	–	–		250,000	100		250,000
Lorraine Mitchelmore (2)	87,500	162,500	55,000	30,000	20,000	–		355,000	100		355,000
Madhu Ranganathan	87,500	162,500	–	–	20,000	–		270,000	100		270,000
					Total in DSUs: $4,135,967 Total in shares: $0 Total in cash: $121,347

(1)	Includes the grant value of DSUs paid in fiscal 2023 but does not include dividend equivalents on these or any other DSUs earned during their service as a director.
(2)	Mr. Cope is Chair of the Board. Ms. Babiak, Ms. Edwards, Ms. Mitchelmore and Mr. Broderick serve as committee chairs (see page 33).
(3)	Ms. Brochu will not stand for re-election at the 2024 annual meeting of shareholders.
(4)

Mr. Cope earned US$165,000 for serving as a director of BMO Financial Corp. (our U.S. bank holding company). Ms. Edwards earned US$190,000 for serving as a director of BMO Financial Corp. and BMO Bank National Association, a wholly-owned subsidiary that provides banking, trust and other services in the United States and internationally (either directly or indirectly through its subsidiaries). These amounts were paid in US dollars and converted to Canadian dollars for purposes of this disclosure in the case of (i): DSUs using the grant date rates of exchange: US$1.00 = Cdn$1.3404 at January 16, 2023, US$1.00 = Cdn$1.3399 at April 17, 2023, US$1.00 = Cdn$1.31835 at July 17, 2023, and US$1.00 = Cdn$1.36165 at October 16, 2023; and (ii) cash using a two week average exchange rate proceeding the end of the applicable quarter end: US$1.00 = Cdn$1.3594 ended December 31, 2022, US$1.00 = Cdn$1.3648 ended March 31, 2023, US$1.00 = Cdn$1.3206 ended June 30, 2023, and US$1.00 = Cdn$1.3483 ended September 30, 2023. Mr. Cope took $100,505.63 in DSUs and $121,347.00 in cash. Ms. Edwards took $254,614.26 in DSUs.
(5)

Mr. Broderick became a member of the Audit and Conduct Review Committee effective April 18, 2023. Mr. Harquail ceased to be a member of the Audit and Conduct Review Committee effective April 18, 2023. Mr. Harquail became a member of the Human Resources Committee effective April 18, 2023. Effective August 30, 2023, Ms. Claxton became a member of the board of directors and the Audit and Conduct Review Committee.

36	Bank of Montreal Management Proxy Circular 2024

2023 Committee Reports

Committee charters are on our website at www.bmo.com/corporategovernance. Additional information about the Audit and Conduct Review Committee is contained in our annual information form for the year ended October 31, 2023 under “Audit and Conduct Review Committee Information” and in “Appendix I”. Turn to page 33 for details about attendance at committee meetings in fiscal 2023.

Audit and Conduct Review Committee

Oversees the integrity of the bank’s financial reporting and sustainability reporting on environmental, social and governance (“ESG”) matters, the effectiveness of internal controls, the qualifications, independence and performance of the independent auditors, compliance with legal and regulatory requirements, transactions involving related parties, conflicts of interest and confidential information, standards of business conduct and ethics; and consumer protection measures and complaints. It also acts as the audit and conduct review committee of certain designated subsidiaries.

100% independent

Members: Jan Babiak (chair), Craig Broderick, Hazel Claxton, Dr. Martin Eichenbaum, Linda S. Huber and Madhu Ranganathan

Each committee member is financially literate, as defined in the rules of the Canadian Securities Administrators (CSA) and U.S. Securities and Exchange Commission (SEC) and standards of the NYSE. Jan Babiak, Craig Broderick, Linda S. Huber and Madhu Ranganathan are Audit Committee Financial Experts as defined by SEC rules. Definitions of financially literate and Audit Committee Financial Experts are set out in the Audit and Conduct Review Committee Charter on our website at www.bmo.com/corporategovernance.

2023 Highlights

Financial reporting and internal controls

•	Recommended the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and related management’s discussion and analysis, financial releases and the annual information form to the Board for approval.
•	Reviewed updates on the bank’s work related to the adoption of new accounting standards.
•	Evaluated the appropriateness of BMO’s accounting and financial reporting and the effectiveness of our internal control framework, in keeping with the Committee’s ongoing assessment of the effectiveness of our oversight functions.
•	Reviewed and approved the budget, resources and strategic priorities for the Finance function for fiscal 2023.
•	Reviewed the performance of the Chief Financial Officer for fiscal 2023.
•	Reviewed reports on management’s assessment of financial disclosures related to emerging risks, liquidity and deposits in light of U.S. regional bank failures.
•	Reviewed reports from management on the transition from IBORs to alternative reference rates and CDOR cessation.
•	Oversaw management’s assessment of the impact of OSFI’s new Assurance on Capital, Leverage and Liquidity Returns Guideline and supported preparation for compliance with OSFI’s expectations for the Bank’s capital, leverage and liquidity returns in line with the effective dates and financial reporting periods set out in this guideline.
•	Received reports and progress updates on the adoption of IFRS 17 Insurance Contracts.
•	Reviewed reports from management on the bank’s regulatory capital ratios.
•	Reviewed regular updates on closing, integration and conversion activities relating to the Bank of the West acquisition, including all closing day financial impacts, and an overview of valuation related accounting activities.

Internal audit

•	Reviewed the independence and performance of the Chief Auditor and the Corporate Audit function and approved the budget and audit plan for the Corporate Audit function for fiscal 2024, including organizational structure, resource plan and strategic priorities.
•	Reviewed quarterly reports on the quality and effectiveness of internal control, risk management and governance systems.
•	Reviewed reports on integration and conversion activities relating to the Bank of the West acquisition from a Corporate Audit perspective.
•	Approved the Corporate Audit mandate and Risk Assessment Methodology for Corporate Audit.

Shareholders’ auditors

•	Reviewed the independence of the shareholders’ auditors, including their length of service and performance, and approved the audit plan, including resources, qualifications, and fees for audit and non-audit services.
•	Reviewed and approved the shareholders’ auditors and key team member rotation.
•	Reviewed regulatory expectations of audit committees related to external auditors.
•	Conducted an annual assessment of the shareholders’ auditors, as recommended by the Chartered Professional Accountants Canada/Canadian Public Accountability Board (CPAB) and the Basel Committee on Banking Supervision relating to audit quality. The assessment included evaluating industry knowledge, objectivity, quality, candor of communication and technical expertise.
•	Reviewed quarterly reports on audit quality indicators.
•	Reviewed reports issued by the Public Company Accounting Oversight Board and CPAB.
•	Reviewed the approach for including key audit matters/critical audit matters in the reports by the shareholders’ auditors.
•	Reviewed regular reports on procedures performed by shareholders’ auditors relating to the Bank of the West

Bank of Montreal Management Proxy Circular 2024	37

acquisition, including procedures performed over the opening balance sheet, purchase accounting valuation, and purchase accounting controls.
•	Considered risks and benefits of audit firm rotation and reviewed reports issued by CPAB and CPA Canada which conclude that existing auditor independence requirements including audit firm review and audit team member rotation ensure auditor independence while maintaining and enhancing audit quality which can be impaired by audit firm rotation.

Legal & regulatory compliance

•	Reviewed the effectiveness of the key controls for managing legal and regulatory issues, including reports on significant legislative and regulatory developments, including reviewing with the General Counsel, significant matters arising from litigation, compliance with banking laws and regulatory matters and material transactions with related parties.
•	Reviewed reports on the status of integration and conversion activities relating to the Bank of the West acquisition.
•	Reviewed reports on compliance testing and monitoring issues, and regulatory examinations.
•	Monitored current market issues and legal and regulatory developments having an impact on BMO’s operations and material correspondence with regulators, including those relating to failures of U.S. regional banks.
•	Reviewed reports from the Chief Ethics Officer and Head, Customer Complaint Appeals relating to whistleblower and customer concerns, the complaints-handling process and complaint metrics, and the Chief Sustainability Officer regarding ESG matters, including climate change related governance, strategy, risk management and disclosure.
•	Reviewed quarterly reports on the bank’s compliance with the market conduct obligations of the Financial Consumer Protection Framework (FCPF) under the Bank Act, associated regulations and Financial Consumer Agency of Canada guidelines, including on the bank’s integration of the FCPF and the bank’s complaint-handling procedures.
•	Maintained continued open engagement with the Financial Consumer Agency of Canada (FCAC) during its annual meeting with the FCAC.
•	Monitored and reviewed reporting on allegations of misconduct.
•	Reviewed regular reports on evolving information and cyber security risks and mitigation plans, risk management and regulatory matters.
•	Approved the committee’s charter, orientation program for new committee members, Legal, Regulatory and Reputation Risk Corporate Policy, the mandate for the Legal & Regulatory Compliance function, organizational structure and budget, the regulatory risk appetite statement, and strategic priorities.
•	Reviewed the performance of the General Counsel and Chief Compliance Officer for fiscal 2023.
•	Approved BMO’s sustainability reporting suite, including the sustainability report, climate report and public accountability statement, and related financial disclosures, and BMO’s Modern Slavery Act Statement.
•	Oversaw internal controls on sustainability reporting, and oversaw external assurances or attestations regarding reported sustainability metrics, including climate related disclosures and assurance processes.

Information technology

•	Engaged with management on information technology matters and reviewed quarterly briefings on information security matters,

including digital channels, data and analytics, process digitization, IT infrastructure improvements, mandatory portfolio implementation and the status of the digital employee & customer experience, which includes secure remote access, collaboration tools, end-to-end digitization along with analytics (work-from-anywhere analytics).

•	Provided regular oversight of and reviewed information on technology, cyber security and Financial Crimes Unit matters, including reports relating to conversion activities relating to the Bank of the West acquisition and related security integration updates and post conversion activities, continuing ransomware attacks in Canada, the U.S. and globally, continuing cyber threats related to the invasion by Russia of Ukraine, targeted cybersecurity attacks against the U.S. government and Canadian and U.S. financial institutions and businesses, increases in criminal group activity, fraud activities, digital payment services fraud and deposit losses, email phishing and spam campaigns.
•	Oversaw periodic updates on the financial reporting IT system.

Anti-money laundering / Anti-terrorist financing and sanctions measures (AML Program)

•	Reviewed quarterly reports on the effectiveness of the AML Program including accomplishments, risks, trends, metrics, and measures.
•	Reviewed regular updates on new and evolving sanctions measures, including those related to the Middle East crisis; AML Program conversion activities relating to the Bank of the West acquisition; operational volumes related to fraud; new mandatory reporting forms in Canada; and evolving AML regulatory reform in all jurisdictions in which BMO operates.
•	Reviewed and approved the budget, resources and strategic priorities for the AML function for fiscal 2024.
•	Reviewed and approved the Anti-Money Laundering, Anti-Terrorist Financing and Sanctions Measures Corporate Policy.

Subsidiary oversight

•	Continued to act as the audit and conduct review committee of designated subsidiaries.
•	Recommended the consolidated financial statements of designated subsidiaries to their boards for approval.
•	Reviewed reports on integration and conversion activities relating to the Bank of the West acquisition, including impacts on the bank’s subsidiaries.

The committee met regularly without management present and with each of the shareholders’ auditors, Chief Auditor, Chief Financial Officer, Chief Compliance Officer and General Counsel.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2023. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Jan M. Babiak

Chair

38	Bank of Montreal Management Proxy Circular 2024

Governance and Nominating Committee

Develops governance principles and guidelines for BMO and the board. It identifies and recommends director candidates for election or appointment to the board, and reviews our director orientation and development program and board assessment process. It reviews the board mandate, committee charters and position descriptions annually to make sure that they meet or exceed all regulatory requirements and best practices. The committee also evaluates shareholder proposals submitted for the bank’s shareholder meetings.

100% independent

Members: Christine Edwards (chair), Jan Babiak, Sophie Brochu, Craig Broderick, George Cope and Lorraine Mitchelmore

2023 Highlights

Director assessments and board composition

•	Evaluated the composition, size, tenure, competencies, diversity and skills of the board, committees and committee members.
•	Carried out the annual board assessment including the board, committees, Chair of the Board, committee chairs and director effectiveness. Reviewed the results, monitored progress during the year and evaluated the effectiveness of the assessment process.
•	Oversaw the process used by the Chair of the Board and committee chairs for developing the annual objectives, which are used in the board assessment process.
•	Assessed and updated the Directors Skills Matrix.
•	Performed the annual assessment of the expertise and experience of the Human Resources Committee.
•	Assessed the effectiveness of the bank’s strategy session.

Governance commitment

•	Reviewed BMO’s corporate governance practices to ensure compliance with applicable legal and regulatory requirements.
•	Reviewed significant changes in governance rules and regulations and considered the impact on BMO.
•	Assessed the independence, shareholdings and attendance of each director.
•	Reviewed our governance practices against emerging best practices, including board and shareholder engagement matters.
•	Evaluated shareholder proposals submitted for our annual meeting of shareholders, recommended responses to the Board for approval and oversaw actions taken in response to proposal votes.
•	Approved our corporate governance documents (including the board mandate, committee charters, position descriptions and the Board Approval/Oversight Guidelines and related policy).
•	Oversaw stakeholder engagement with directors and management.
•	Monitored Management’s reporting to the Board on the performance of acquisitions against assumptions, including Bank of the West.
•	Assessed the alignment of ESG-related reporting to the Board and Board Committees

Director development

•	Oversaw the onboarding, orientation and integration of a new director, the orientation of new Audit and Conduct Review Committee members and a new Human Resources Committee member.
•	Provided directors with periodic substantive educational materials on sustainability related matters.
•	Developed a program of discrete and integrated board topics for 2023-2024 addressing relative performance, growth, one client, digital first and tech enablers for enterprise and group strategies.
•	Reviewed conference attendance and other continuing education of Board members.

Subsidiary oversight

•	Reviewed BMO’s Legal Entity Report on subsidiary governance oversight with a focus on Bank of the West subsidiaries.
•	Monitored the incorporation of Bank of the West into Management Reporting to the Board and its Committees to identify any gaps and oversaw the Bank of the West entity integration planning.
•	Reviewed the meeting minutes and agendas of the corporate governance committee of BMO Financial Corp. (BFC), the bank’s U.S. holding company, and connectivity between the BMO and BFC boards.

Succession planning and director compensation

•	Maintained an evergreen list of potential director candidates based on skills, attributes and diversity.
•	Considered potential director candidates based on the current skills, diversity and experience of the board, the knowledge, experience and attributes that a new director should possess to effectively oversee management’s business strategy, a candidate’s alignment with the bank’s Purpose, and the expanded diversity considerations consistent with the Bank Diversity Policy.
•	Undertook a rigorous search process to identify and recommend for Board approval a new nominee who joined the Board effective on August 30, 2023, including assessing suitability under OSFI Guideline E-17.
•	Conducted the annual review of director compensation and proposed no changes to the annual fee retainer, Board and Committee Chair retainers, or minimum share ownership requirements.

The committee met regularly without management present.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2023. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Christine A. Edwards

Chair

Bank of Montreal Management Proxy Circular 2024	39

Human Resources Committee

Oversees human resources strategies, including compensation, talent management, diversity, equity, inclusion, and employee health and well-being.

100% independent

Members: Lorraine Mitchelmore (chair), George Cope, Christine Edwards, Sophie Brochu, David Harquail, Eric La Flèche

2023 Highlights

Talent & succession planning

•	Executed the succession plan for four senior leadership positions: Group Head BMO Commercial Bank, U.S. CEO, Group Head BMO Capital Markets, and Chief Strategy and Operations Officer.
•	Recommended the CEO and Group/Function Head succession slates to the board for approval.
•	Reviewed other senior leadership succession and development plans, along with the bank’s approach to developing those leaders.
•	Reviewed the aspirational diversity, equity and inclusion goals and strategies to support the bank’s Purpose, and oversaw progress against these goals.
•	Reviewed leadership and talent strategies to support the bank’s goal of being a digital-first, future-ready bank.
•	Participated in 10 sessions of the Executive Meets Director program.

Winning culture

•	Reviewed integration plans for Bank of the West, AIR MILES, and Radicle, considering leadership communication and engagement, talent retention, post-conversion organizational structures and progress on synergy targets.
•	Reviewed the human capital strategy to advance strategic priorities and maintain a strong winning culture with diverse talent.
•	Reviewed management’s enterprise wellness and talent strategies, efficiency programs and New Ways of Working.
•	Reviewed and discussed the results of the bank’s employee surveys on culture, engagement, and well-being.
•	Made a number of improvements to simplify and streamline HRC processes, in line with the bank’s focus on efficiency.

Compensation oversight & governance

•	Reviewed and approved changes to compensation oversight and governance processes to simplify administration and update them to recognize the acquisition of Bank of the West.
•	Assessed the CEO’s performance against objectives and recommended the assessment to the independent members of the board for approval.
•	Reviewed several aspects of CEO pay for performance, including relative performance versus peers, determined that CEO pay is aligned with bank and individual performance, and recommended the CEO’s final fiscal 2023 variable pay awards to the independent members of the board for approval.
•	Reviewed and approved the fiscal 2023 performance assessments for BMO’s most senior executives and its oversight function heads, and approved their final 2023 variable pay awards.
•	Reviewed the incentive compensation outcomes for other top earning employees and executives.
•	Reviewed and approved the annual pool funding for the material incentive compensation plans for the bank.
•	Recommended a revised Incentive Compensation Clawback and Recoupment Policy to the board for approval.
•	Reviewed the performance and independence of the committee’s independent compensation advisor.

The committee met eight times and regularly without management present. We also met with our independent compensation advisor without management present.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2023. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Lorraine Mitchelmore

Chair

40	Bank of Montreal Management Proxy Circular 2024

Risk Review Committee

Oversees the identification, assessment and management of risk (including environmental and social risk that includes risks arising from climate change), adherence to risk management corporate policies and compliance with risk-related regulatory requirements. It reviews the bank’s Risk Appetite Framework and the organizational structure, resources and effectiveness of the risk management function. The committee also reviews and, as applicable, approves our corporate risk management policies, reviews and/or ratifies transactions involving material risk and recommends to the board the limits and risk-taking authority to be delegated to the Chief Executive Officer.

100% independent

Members: Craig Broderick (chair), Stephen Dent, Dr. Martin Eichenbaum, David Harquail, Linda S. Huber and Lorraine Mitchelmore

2023 Highlights

Risk Appetite Framework and governance

•	Reviewed and recommended for approval by the board the risk appetite statement and key risk metrics.
•	Reviewed and approved the operational non-financial risk appetite qualitative statement.
•	Reviewed the proposed exposure limits, including periodic updates to certain metrics, to be delegated to the Chief Executive Officer and recommended approval to the board.
•	Approved the committee’s charter, orientation program for new committee members, risk management function’s budget, resource plan and strategic priorities.
•	Reviewed the objectives and performance of the Chief Risk Officer.
•	Reviewed reports on risk-related findings and audit results from the Chief Auditor and associated action plans.
•	Engaged in discussions with management on the continued effectiveness and soundness of the bank’s risk culture and risk indicator monitoring.
•	Reviewed the status of compliance with Basel Pillar III Reforms and the impact on capital allocation.
•	Reviewed results of a third-party independent review of BMO Risk Management Capabilities & Organization.

Identification and management of risk

•	Engaged management in in-depth discussions at each committee meeting on risk management and risk strategies related to key businesses and products.
•	Reviewed and recommended for approval by the board the capital adequacy assessment and the enterprise economic capital limit and monitored the bank’s quarterly capital position.
•	Considered the results and implications of sector-specific and enterprise-wide stress tests.
•	Regularly assessed the bank’s credit, market, liquidity and funding risk positions against approved exposure limits.
•	Monitored the quality and performance of the credit portfolio, including watchlist and impaired loans, and the provisions and allowances for credit losses.
•	Reviewed and discussed reports on integration and conversion activities relating to the Bank of the West acquisition.
•	Reviewed and discussed reports on management’s assessment of risks relating to liquidity and deposits, balance sheet management and stress testing, in light of U.S. regional bank failures.
•	Reviewed and discussed reports on the risk impacts and direct exposure resulting from the escalating conflict in the Middle East.
•	Reviewed and discussed emerging events and scenarios including, risks potentially arising as a result of labor challenges, severe recession, U.S. debt ceiling technical default, commercial real estate downturn, large counterparty default, Canadian house price correction, third-party service disruption, and cyber events.
•	Reviewed performance against key risk metrics and management action plans to remediate any metric that falls outside of the bank’s risk appetite.
•	Engaged in discussions with Management on climate risk and environmental and social risk, including implementing the Bank’s climate risk management framework and climate related disclosure.

Adherence to risk management corporate policies

•	Discussed and approved risk-related corporate policies and applicable risk limits.
•	Reviewed exposures against policy limits/credit qualification and escalation statistics.
•	Discussed the bank’s Operational Resilience program, including the Critical Business Products & Services, and related tolerance thresholds.

Compliance with regulatory requirements

•	Reviewed and discussed Conduct Risk and received attestations from the Chief Risk Officer related to the bank’s risk culture and independence.
•	Periodically engaged with regulators in discussions on key risks in the bank.
•	Discussed regulatory communications and action plans with management.
•	Reviewed the bank’s corporate insurance program and approved certain insurance limits.
•	Reviewed and, where required, approved reports and presentations that were provided in satisfaction of regulatory requirements.

The committee met regularly without management present and with each of the Chief Risk Officer and CEO.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2023. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Craig W. Broderick

Chair

Bank of Montreal Management Proxy Circular 2024	41

Driving our success

EXECUTIVE COMPENSATION

BMO’s success depends on the strength and performance of its people. Executive compensation is a well-governed, disciplined process — an important tool we use to reinforce our Purpose and drive the success of our people and the long-term success of our business strategies.

The executive compensation program ties our Purpose and strategic priorities to executive rewards and to the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s drive to achieve our strategic priorities for growth, guided by our values and approach to sustainability, are all connected in a way that does not encourage or reward inappropriate risk-taking.

Compensation governance and oversight Effective structure and oversight and a disciplined process provide proper governance and sound decision-making	▶

> Our independent directors have human resources, risk management, corporate responsibility/sustainability and executive leadership experience

> Oversight structure supports a culture of prudent risk-taking

> The Human Resources Committee receives advice from an independent, external compensation advisor

> Our material compensation plans are reviewed by an independent third party

> Management oversight committees operate at the enterprise level, in the United States (U.S.) and in the United Kingdom (UK), and include control function leaders

Leading compensation practices Our compensation policies and practices align with the practices, standards and guidelines required by regulators and are informed by industry best practices	▶

> A significant portion of executive pay is equity-based

> Each executive must meet share ownership requirements

> Our compensation structure does not encourage or reward excessive risk-taking

> A significant portion of executive variable pay is deferred

> Sustainability goals are embedded in our annual Purpose and strategic objectives, which account for 25% of variable pay funding for executives, as well as in individual goals set for them

> Executive variable pay can be clawed back or forfeited

Strong link between pay and performance

Executive pay is tied to bank, operating group and individual performance and to our total shareholder return (TSR) compared with our peers, and is aligned with the bank’s strategy and four core compensation principles

	▶	> Attract and retain executive talent > Link compensation to bank performance > Encourage a long-term view to increase shareholder value > Align with prudent risk-taking

42	Bank of Montreal Management Proxy Circular 2024

Message from the Chair of the Human Resources Committee

At BMO, we’re building a high-performance, digitally-enabled, future-ready bank with engaged employees and a winning culture.

BMO is focused on helping our customers make real financial progress, on financing our clients’ growth and innovation, and on investing in our employees and their well-being. Anchored by our Purpose, our growth is driven by our strategic priorities, strengthened by our approach to sustainability and guided by our values as we build a foundation of trust with our stakeholders.

This year, the bank took a step forward in its North American growth strategy by closing and integrating Bank of the West – the largest acquisition in Canadian banking history. Nearly 2 million new customers and 2.7 million accounts were successfully added to our operations, making BMO the most integrated North-South bank on the continent, and strengthening its position as the eighth largest bank in North America by assets. BMO also acquired the AIR MILES Reward Program, one of Canada’s most recognized loyalty programs, as well as Radicle, a leader in sustainability advisory services and solutions, advancing the bank’s climate commercialization roadmap.

The success of these efforts is a direct result of the strength of BMO’s team, supported by an aligned culture, engaged employees and an effective strategy. The committee was actively involved in the oversight of these efforts. Compensation is an important tool the committee uses to drive and reinforce BMO’s successes, and I’d like to summarize how the bank performed in 2023 and the impact this had on executive pay.

Lorraine Mitchelmore

Chair of the Human Resources Committee

Our Purpose: Boldly Grow the Good

in business and life

>	for a thriving economy
>	for a sustainable future
>	for an inclusive society

Our Purpose and strategic priorities

>	World-class loyalty and growth, powered by One Client leadership
>	Winning Culture driven by alignment, empowerment and recognition
>	Digital First for speed, scale and elimination of complexity
>	Be our clients’ lead partner in the transition to a net zero world
>	Superior management of risk, capital and funding performance

Committee focus in 2023

The Human Resources Committee oversees the bank’s human resources strategy. Key areas of focus for the committee this year were talent, culture, compensation and the successful integration of Bank of the West.

Talent – The success of BMO’s strategy is rooted in effective execution by a strong team. In 2023, the committee had stewardship over several changes to the senior executive team and leveraged the bank’s strong succession slate, as all newly appointed senior leaders were internal candidates:

•	Darrel Hackett was appointed U.S. CEO and Nadim Hirji was appointed Group Head, BMO Commercial Bank. Darrel joined BMO in 2004 and was most recently President, BMO Wealth Management - U.S. Nadim joined BMO in 2003 and was most recently Executive Vice President and Co-Head, BMO Commercial Bank, Canada. Both have a strong track record of performance, and their leadership capabilities are uniquely matched to their new roles.

They both also serve on BMO’s Executive Committee. Ernie Johannson, Group Head, North American Personal & Business Banking, was given responsibility for overseeing the completion of BMO’s integration of Bank of the West, serving as Executive Committee member accountable for the integration. These changes reflect the succession plan for Dave Casper, U.S. CEO and Group Head, North American Commercial Banking, who retired after more than 40 years with the bank.

•	We expanded the mandates of two of BMO’s senior leaders as part of our succession and development plans. Both of these leaders offer strong track records with over 20 years of experience at the bank. Sharon Haward-Laird, General Counsel, was given responsibility for the Procurement group, was named Chair of the BMO Climate Institute and was appointed Executive Champion and Co-Chair of BMO’s Leadership Committee for Diversity, Equity and Inclusion. Mona Malone, Chief Human Resources Officer and Head of People, Culture, and Brand was given responsibility for Communications & Social Impact, Corporate Real Estate and Marketing. Mona was also named a Catalyst Honours Champion in 2023 for her acceleration of progress for women by championing workplace inclusion.

Bank of Montreal Management Proxy Circular 2024	43

•	In November, Alan Tannenbaum was appointed CEO & Group Head, BMO Capital Markets, following Dan Barclay’s retirement from the role after a 32-year investment banking career. Alan joined BMO in 2010 and has more than 25 years of experience on Wall Street. He was most recently Head of Global Investment & Corporate Banking.

Culture – The committee continued to oversee the development of BMO’s high-performing, winning culture and its inclusive workforce as it integrated new employees from Bank of the West. This work involved the evolution of BMO’s employee wellness programs and hybrid working arrangements. BMO’s employee engagement index scores increased in 2023, and measured winning culture behaviours continue to improve, indicating that our employees continue to feel cared for at work and have a strong sense of inclusion. BMO continued to advance its 2025 Zero Barriers to Inclusion strategy, making strong progress on our aspirational five-year workforce representation goals, and was well positioned in the market in workforce representation for Women and People of Colour in senior leadership, and representation of Indigenous and 2SLGBTQI+ talent. The bank also made important strides in driving its One Client strategy, deepening client relationships through an integrated approach and strong product offering.

Compensation – Compensation is one tool the committee uses to reinforce BMO’s Purpose, drive the success of its people and ensure BMO’s long-term success. This year, an important part of our succession planning for senior leaders was considering their compensation. This involved reviewing competitive analyses and approving appropriate compensation targets for each role, as well as reviewing updates to our criteria and associated processes for the identification of material compensation plans and material risk-taking employees. We also oversaw the integration of Bank of the West into our compensation governance processes and its impact on our 2023 financial goals. The committee is pleased to continue to receive the feedback and support of shareholders through the annual vote on our approach to executive compensation.

Bank of the West – The Bank of the West integration was a significant focus for the committee this year, as we oversaw the bank’s effective planning and successful execution of its comprehensive employee, customer and systems conversion. This included reviewing integration plans, management of the impacts of that integration on employees and customers, talent retention strategies, leadership communications, the design of new organizational structures and progress against synergy targets.

2023 performance

The committee assesses annual performance in three areas, all of which have an impact on what our executives earn. Performance against financial goals accounts for 75% of what our executives earn in variable pay, while performance against our Purpose and strategic objectives accounts for the other 25%. Performance on total shareholder return compared with our Canadian banking peers can increase or decrease that variable pay outcome by up to 20% (see page 56 for more information).

The committee also reviews secondary considerations not explicitly included in the business performance factor calculations for the bank and each operating group, including absolute and relative financial performance, inappropriate risk-taking or failures identified by risk management controls, and non-compliance with statutory, regulatory or supervisory guidance, or BMO’s code of conduct.

1. Financial performance

Financial results can fall within a range of predetermined variable pay outcomes, both above and below the goals set at the beginning of the year. The financial goals we set each year are based on our strategy and consider our customers’ evolving needs, the market-based opportunities available across our lines of business, the economic environment, investor and analyst expectations, our medium-term financial objectives and BMO’s risk appetite.

In 2023, our goals took into consideration, among other things, macroeconomic uncertainty, including inflationary pressure which dampens economic growth and can adversely impact credit performance. Through the year, greater instability in U.S. regional banking and more global economic uncertainty occurred than anticipated, and for compensation purposes our financial results on return on equity (ROE) of 12.7%(1), earnings per share growth of (7.7%)(1), and efficiency ratio, net of insurance claims, commissions, and changes in policy benefit liabilities (CCPB) of 59.8%(1) did not meet our goals.

You can read more about these measures and BMO’s results on page 63.

(1)	Adjusted measures are non-GAAP, as discussed on page 63 of this circular and on page 28 of our 2023 Annual MD&A.

44	Bank of Montreal Management Proxy Circular 2024

2. Performance against our fiscal 2023 Purpose and strategic objectives

BMO made significant progress against its strategic priorities in 2023. You can read more about these outcomes on pages 64 and 65.

World-class client loyalty and growth, powered by One Client Leadership: BMO continued to address the barriers faced by minority businesses, communities and families, fostering community engagement and creating meaningful local change. We acquired the AIR MILES Reward Program, one of Canada’s most recognized loyalty programs. In addition, customer loyalty, as measured by client loyalty scores, continued to strengthen and were above target for all our businesses. We received recognition for our efforts: Ranked #1 in personal banking customer satisfaction among Canada’s Big Five banks in the J.D. Power 2023 Canada Retail Banking Satisfaction Study(1); Best Retail Bank in Canada and Best Commercial Bank in both Canada and the U.S. by World Finance magazine; and top financial institution for supporting progress toward a just and sustainable economy in the World Benchmarking Alliance’s global benchmark.

Winning Culture driven by alignment, empowerment and recognition: BMO made substantial progress in building a strong workplace culture, improving on already strong employee engagement index scores. In alignment with our 2025 Zero Barriers to Inclusion strategy, we made strong progress on our aspirational five-year workforce representation goals. BMO was named one of the World’s Most Ethical Companies for the sixth consecutive year by Ethisphere – one of only four banks worldwide in 2023 and the only Canadian bank ever to receive this recognition.

Digital First for speed, scale and elimination of complexity: BMO continued to modernize its digital payments functionality and improved customer experience for both retail and business clients, increasing the adoption of digital services while enhancing digital resilience. BMO was ranked first in Customer Satisfaction for Online Banking in the J.D. Power(2) 2023 Canada Online Banking Satisfaction Study; among the top 30 Best Workplaces for Innovators by Fast Company; and first in the Account Management, Digital Money Management, and Alerts categories in the 2023 Insider Intelligence Canadian Mobile Banking Emerging Features Benchmark.

Lead partner in our clients’ transition to a net zero world: BMO continued to make progress on its ambition to be our clients’ lead partner in the transition to a net zero world. We reached $330 billion in sustainable financing in 2023, exceeding our $300 billion goal well ahead of the 2025 target we set for ourselves. This includes $116 billion in support of positive climate-related outcomes in a variety of areas. We completed the acquisition of Radicle Group Inc. and were named one of Corporate Knights’ 2023 Global 100 Most Sustainable Corporations in the World and listed as one of Canada’s Best 50 Corporate Citizens.

Superior management of risk, capital and funding performance: BMO maintained strong funding and liquidity positions throughout the year, effectively managing risk, capital and funding through a period of instability in U.S. regional banking, global economic uncertainty and rising interest rates. The bank made progress on its goals to streamline capital allocation and use, and to improve return on capital while effectively managing risk. We also continued to successfully protect our clients against cyber fraud.

Bank of the West integration and conversion: BMO closed the Bank of the West transaction, managed a successful conversion and is executing on revenue and cost synergies. The process included transitioning new customers and their accounts, products and online banking services across personal, wealth, corporate, commercial, business banking and capital markets – all without any system outages or widespread customer impacting issues –managing the customer and employee experience.

Sustainability and compensation

At BMO, sustainability is integrated into executive

compensation design.

Variable pay awards are also tied to the success of our

Purpose and strategic objectives, which include sustainability.

Sustainability is also included in the annual individual goals for executives, capturing opportunities and managing risks in areas such as sustainable finance, climate change, and diversity, equity and inclusion.

This approach is central to delivering on BMO’s strategy,

Purpose and bold commitments for a thriving economy, a sustainable future and an inclusive society.

You can learn more about the connection between

sustainability and BMO’s strategy on page 11 of our

2023 Sustainability Report.

These are just a few examples of BMO’s performance against its Purpose and strategic objectives this year.

(1)

BMO Bank of Montreal received the highest score among the Big 5 Banks in the J.D. Power 2023 Canada Retail Banking Satisfaction Study, which measures customers’ satisfaction with their primary bank. Visit jdpower.com/awards for more details.

(2)

BMO Bank of Montreal received the highest score in the J.D. Power 2023 Canada Banking Online Satisfaction Study, which measures customer satisfaction with financial institutions’ website experience for banking account management. Visit jdpower.com/awards for more details.

3. Relative performance

We use BMO’s relative three-year TSR performance to modify variable pay funding for executives, all in support of our goal of delivering sustained, top-tier shareholder performance compared to our Canadian banking peers. For compensation purposes, our three-year annualized TSR was 17%, ranking BMO first among our Canadian banking peers, up from second in 2022, and resulting in a 20% increase in the calculated multiplier.

Bank of Montreal Management Proxy Circular 2024	45

2023 compensation results

Amid a challenging economic backdrop the bank delivered solid financial performance in 2023, reflecting our fundamental strength and the diversification of our businesses. While we did not achieve our financial goals, we outperformed on our 2023 Purpose and strategic objectives.

Combined with the three-year relative TSR, the variable pay plan’s design yielded a calculated variable pay funding level of 98% for the total bank. Management recommended and the committee agreed, however, to reduce the calculated multipliers for total bank and the operating groups based on relative performance in certain areas of our fiscal 2023 financials.

This led to a final variable pay funding level of 95% for the total bank. You can read more about how we calculated the 2023 multiplier starting on page 62. The majority of the variable pay awarded to senior executives is deferred compensation that will be adjusted again for performance before it pays out. Performance-based adjustments will be made to all performance share units at the time they vest based on BMO’s three-year average adjusted ROE results against the bank’s mid-term ROE financial goal.

2023 CEO compensation

The board is very pleased with Darryl White’s leadership and with the strength of the team he has built. He delivered solid performance against a challenging economic backdrop, managed the successful close and smooth integration of the largest acquisition in Canadian banking history, and strengthened our client leadership and culture, all of which position us well for the future.

Last year we announced that Darryl’s 2023 total compensation target was increased to $11.75 million, comprised of $1.1 million in base salary and a variable pay target of $10.65 million, which formed the basis of the committee’s pay for performance review. After an assessment of his performance against his 2023 goals, the committee recommended that Darryl’s variable pay be awarded at 95% of his target, which represents the calculated amount, including a discretionary reduction of three percentage points to account for the secondary considerations reviewed. This resulted in total direct compensation for 2023 of $11.218 million ($1.1 million in base salary and $10.118 million in variable pay).

You can find more details about Darryl White’s 2023 compensation starting on page 68, along with a review of how his pay has aligned with shareholder interests over time.

Constructive feedback from shareholders

The committee communicates regularly with shareholders, industry groups and other stakeholders. We welcome these discussions, thank you for your feedback again this year, and continue to look for ways to incorporate your comments into our programs.

On behalf of the committee, I am pleased to report that shareholders have continued to express confidence in how we compensate our executives, increasing their vote to 95.77% for our approach to executive compensation at last year’s annual meeting.

Focus for 2024

With the successful integration of Bank of the West and BMO’s expanded North American footprint, the bank is well positioned for growth. The committee’s focus in 2024 will be on overseeing the ongoing development of the bank’s strong team, culture and One Client strategy, which provide the foundation for world-class client loyalty and growth.

As always, I welcome your feedback on the committee’s activities and decisions and thank you for your confidence.

Sincerely,

Lorraine Mitchelmore

Chair of the Human Resources Committee

46	Bank of Montreal Management Proxy Circular 2024

Compensation Governance and Oversight

The Human Resources Committee oversees and approves the bank’s human resources strategies, including health and well- being, talent management and compensation, and plays an important role in corporate governance. See page 40 for information about the committee and its activities this year.

Six independent directors serve on the committee, and the average committee tenure is 6.3 years. All of the committee members meet the NYSE requirements for compensation committee independence, which were established in 2013.

Human Resources Committee (see pages 10 to 16 for biographies)	Committee member since

Lorraine Mitchelmore (Committee chair since 2020)	2016

Sophie Brochu	2021

George A. Cope	2010

Christine Edwards (also a member 2011-2014)	2015

David Harquail	2023

Eric R. La Flèche	2019

Qualified directors

To ensure the committee has the expertise it needs to carry out its mandate, its members are required to have a thorough understanding of the issues relating to human resources and compensation (or to acquire that understanding within a reasonable period of time after being appointed).

The Governance and Nominating Committee reviews the mix of skills and experience of the directors on the Human Resources Committee every year to ensure the mix remains appropriate, and on April 18, 2023, appointed David Harquail to the committee.

The table below outlines the experience of the current members of the Human Resources Committee. All members have risk management and sustainability experience, have gained experience in human resources and compensation by serving as chief executive officer (or equivalent) of a major organization, and have served on the compensation committees of other public companies.

Number of committee members with specific experience or expertise

Human resources experience Experience with benefit, pension and compensation programs (in particular, executive compensation programs)	6 of 6

Risk management experience Knowledge of, and experience with internal risk controls, risk assessments and reporting	6 of 6

Environmental, Social or Governance experience Understanding and experience with corporate responsibility practices and the components of sustainable development practices	6 of 6

Accounting and finance experience

Knowledge of and experience with financial accounting and reporting and corporate finance, and familiarity with internal financial/accounting controls, Canadian or U.S. GAAP and/or IFRS

6 of 6

Executive leadership experience Experience as a senior executive/officer of a publicly listed company or major organization	6 of 6

Supporting a culture of prudent and measured risk-taking

One of BMO’s strategic priorities is superior management of risk, capital and funding performance, and this priority carries through to the bank’s executive compensation program.

The members of the Human Resources Committee are chosen in part for their knowledge of risk management, and two of the current members also serve on the Risk Review Committee.

You can read more about the directors in the profiles starting on page 10, and the committee and its activities in 2023 on page 40.

BMO’s practices strengthen the alignment of compensation with our Purpose, strategic priorities and performance, all within a culture of prudent risk-taking and responsible and sustainable growth. These practices are built into all aspects of the compensation program: plan design, review and approval of variable pay funding, determination of individual awards, and clawback and forfeiture policies. You can read more about these on page 61.

Read more about how the bank’s compensation policies and practices support a sound risk culture aligned with prudent risk- taking starting on page 59.

Committee members are also BMO shareholders

All of the committee members exceed the bank’s share ownership requirements for directors (see page 35).

Bank of Montreal Management Proxy Circular 2024	47

Effective oversight

The board understands BMO’s role in contributing to the soundness and stability of the financial markets in which BMO operates, and the need to achieve BMO’s financial success while maintaining its commitments to communities, employees, customers, the environment and other stakeholders.

The committee has a formal process for overseeing BMO’s compensation policies and practices to make sure they support the bank’s Purpose and strategic priorities, while also appropriately managing the current and future risks associated with the design and execution of incentive compensation plans and their outcomes (see page 51).

Subsidiary governance

BMO ensures a strong connection between overall enterprise and subsidiary governance. For example, the chair of the Human Resources Committee holds joint meetings with BMO Financial Corp.’s (U.S.) Human Resources Committee chair, which helps both organizations perform better. See page 22 for more about subsidiary governance.

In addition to working with management and the bank’s oversight committees (see below), the committee works with an external compensation advisor every year to acquire an independent view of best practices, BMO’s executive compensation program and compensation decisions. The committee takes into consideration the information and recommendations the advisor provides, but also considers other factors, and is ultimately responsible for its own decisions.

Board

Approves the bank’s strategic plans, including key initiatives, opportunities, risk, competitive position, financial projections and other key performance indicators for each operating group. Gives the final approval on compensation decisions for the CEO.

▲
Independent compensation advisor Provides an annual independent view of global trends, best practices, BMO’s executive compensation program and compensation decisions.	▶	Human Resources Committee

Governs and oversees the bank’s material compensation plans on behalf of the board, assessing the alignment of pay with performance and whether risk-taking is prudent, supporting the bank in achieving its goals and aligning with the interests of shareholders.

▲
Independent third party Conducts a review of BMO’s material compensation plans to ensure the plan terms and decision-making processes are sound.	▶	Management oversight committees

Control function leaders are actively involved in reviewing compensation design and the annual compensation decision- making process, including assessing risk and other control function inputs. There are committees at the enterprise level, and in the U.S. and the UK.

About the management oversight committees

Management oversight committees are actively involved in reviewing variable pay design and the annual compensation decision-making process. They support the Human Resources Committee by:

•	Identifying the criteria for roles that can have a material impact on the bank’s risk profile
•	Providing additional oversight and scrutiny of the design and funding of BMO’s material compensation plans
•	Assessing risk and other control function inputs when recommending variable pay funding
•	Making recommendations for discretionary adjustments to variable pay awards as appropriate
•	Reviewing international regulatory requirements

See page 51 for more information about the role the management oversight committees play in the annual decision-making process.

Enterprise Compensation Oversight Committee

•	Established in 2011
•	Includes BMO’s Chief Risk Officer, Chief Financial Officer, General Counsel, Chief Compliance Officer and senior leaders from Human Resources, along with the Chief Auditor as an observer
•	Met five times in 2023

There are also management oversight committees in the U.S. and the UK to govern the variable pay design and compensation decision-making process in these jurisdictions.

48	Bank of Montreal Management Proxy Circular 2024

Independent advice

The committee has used Pay Governance LLC as its exclusive advisor on compensation issues since 2008. Pay Governance is an independent and unaffiliated executive compensation advisory firm and does not undertake any work for management.

The committee assesses the performance of Pay Governance every year. In 2023, the committee was satisfied with the following committee-related work which the advisor provided:

•	Assessed the level of difficulty of the annual plan goals used for variable pay funding against internal and external perspectives
•	Provided independent review and advice on the bank’s material compensation plans, including the executive plans, CEO compensation and the CEO’s compensation recommendations for senior executives and oversight function heads
•	Reviewed the management proxy circular
•	Regularly participated in Human Resources Committee meetings, including time with individual members

	Billed in 2023		Billed in 2022

Executive compensation-related fees	US$	245,100	US$	173,674

All other fees		$0		$0

To make sure its compensation advisor is independent from the bank, the committee:

•	Reviews the advisor’s independence every year
•	Sets the advisor’s mandate and fees
•	Requires the advisor to obtain written approval from the committee chair if the advisor is called upon to provide services to management
•	Does not approve work that, in the committee’s view, could compromise the advisor’s independence
•	Discloses in the management proxy circular all work done by, and fees paid to, the advisor

Sound policies and practices

The committee is satisfied that:

•	BMO’s compensation policies and practices effectively align executive compensation with our Purpose, strategic priorities and performance
•	BMO’s compensation policies and practices do not encourage any executive or employee to take excessive risks
•	No risks have been identified in the bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the bank

The committee also reviews the advisor’s independence against the U.S. SEC’s six requirements for independence, and confirmed in 2023 that the advisor:

•	Does not provide other services to BMO
•	Has effective policies and procedures to prevent conflicts of interest
•	Has no business or personal relationships with a committee member
•	Has no business or personal relationships with an executive officer of BMO
•	Does not own BMO shares
•	Bills fees to BMO that are within an acceptable range, and that make up only a small percentage of its total revenue

Additional third-party reviews

An independent third party also carries out periodic reviews of the bank’s material compensation plans to confirm the soundness of BMO’s compensation policies and their alignment with regulatory requirements and guidelines.

In 2023, Global Governance Advisors (GGA) reviewed three of BMO’s material compensation plans and reported that BMO continues to align with the Financial Stability Board’s (FSB) Principles and requirements from the Office of the Superintendent of Financial Institutions (OSFI) and the U.S. Federal Reserve. GGA’s review included:

•	Assessing variable pay design
•	Assessing plan changes against regulatory requirements
•	Performing stress testing and back testing, payout curve analysis, and extensive scenario analysis, as well as assessing whether the plans encourage excessive risk-taking

The committee’s oversight process involves management and three oversight committees and includes independent advice from third parties, all contributing to proper and effective oversight.

BMO’s compensation policies and practices are also aligned with the practices, standards and guidelines required by regulators and informed by industry best practices:

•	Principles for Sound Compensation Practices, issued by the FSB
•	OSFI’s practices, standards and guidelines
•	Guidance on Sound Incentive Compensation Policies, jointly issued by U.S. banking agencies
•	International regulations and guidelines for financial institution compensation policies and practices in the other jurisdictions where we work, including China, France, Hong Kong, Ireland, Singapore and the UK.

Bank of Montreal Management Proxy Circular 2024	49

BMO’s Approach to Executive Compensation

The board believes that BMO’s success depends on the strength and performance of its people. Executive compensation is a well-governed, disciplined process — an important tool we use to reinforce our Purpose and drive the success of our people and the long-term success of our business strategies.

Executive compensation at BMO is based on four core principles

The committee has approved the structure of BMO’s executive compensation program and policies to support the bank’s Purpose and strategic priorities, and give executives a significant personal stake in the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably are all connected in a way that does not encourage or reward inappropriate risk-taking.

Executives earn more when results are above our performance goals, and less when they are below. This is accomplished by aligning variable pay awards and their payouts to performance against bank, operating group and individual performance goals that support the achievement of our Purpose and strategic priorities. The committee also considers other financial factors, such as BMO’s relative performance and the quality of its earnings, to assess performance and confirm that awards and payouts align with the principles of sound governance and prudent risk management.

Attract and retain executive talent (see page 52)	Link compensation to bank performance (see page 55)	Encourage a long-term view to increase shareholder value (see page 58)	Align with prudent risk-taking (see page 59)

Compensation helps attract and retain talented people and motivates them to excel and achieve objectives	Executive compensation design and implementation must align with BMO’s Purpose and strategic priorities, and link to both bank and operating group performance	A significant portion of variable pay for each executive is equity-based There are share ownership requirements for each executive

Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital

Each executive’s variable pay can be clawed back or forfeited, and a significant portion is deferred

Executive compensation and sustainability

Embedded in our strategy, and fundamental to the bank’s Purpose, sustainability is integrated into BMO’s executive compensation design. 25% of executive variable pay funding is tied to the achievement of our Purpose and strategic objectives, which are non-financial goals. Each year, we include sustainability in our Purpose and strategic objectives, as well as in the individual goals for our executives, to capture opportunities and manage risks in areas such as sustainable finance, climate change, and diversity, equity and inclusion. This approach is central to delivering on our strategy, Purpose and commitments for a thriving economy, a sustainable future and an inclusive society. Turn to page 64 to read about our strategic results for 2023 and their link to sustainability.

50	Bank of Montreal Management Proxy Circular 2024

Annual decision-making process

Each year, the committee undertakes a formal six-step process for sound governance of its compensation policies and decision-making process.

1. Review corporate strategy

The board reviews and approves the bank’s strategic plans, including key initiatives, opportunities and risks (which include sustainability considerations), risk appetite framework, competitive position, financial projections and other key performance indicators for each operating group. The board works with management to develop a deeper understanding of the year’s priorities and how they relate to the overall strategic plan and discusses the alignment of the priorities with management.

2. Set performance goals and Purpose and strategic objectives for the variable pay plans to align with strategy

The CEO and management recommend the business performance measures, performance goals and weightings for each operating group, as well as Purpose and strategic objectives. These goals and objectives support the bank’s overall priorities and commitment to pursuing growth sustainably and responsibly, are aligned with and assessed against the bank’s risk appetite, and drive variable pay funding. Performance goals and Purpose and strategic objectives are reviewed by the management oversight committees and control functions before they are recommended to the committee for approval.

3. Review variable pay plan changes and set target variable pay levels for executives

The committee reviews changes to variable pay plan designs and approves target variable pay and individual performance goals — including goals directly linked to achieving our Purpose — for senior executives, and recommends the CEO’s target variable pay and individual performance goals to the board for approval.

4. Review and approve business performance factors used to adjust variable pay

Finance determines the business results and calculates the:

•  Performance factor for the achievement of financial goals

•  Relative performance modifier (TSR)

•  Performance factor used to adjust the payout of performance share units (PSUs) when they vest

Management reviews performance against Purpose and strategic objectives and recommends the performance factor to the committee.

Management and the management oversight committees work together to:

•  Consider risk implications when assessing the business performance factor and relative performance modifier used to calculate variable pay

•  Recommend adjustments or holdbacks to reflect risk, compliance, conduct or other factors when necessary, including behaviour aligned with our commitment to our community, our employees, our customers, the environment and other stakeholders

•  Perform an annual review of business events that have exceeded predefined risk and compliance thresholds at both the U.S. and enterprise levels, and may recommend modifications to variable pay funding or individual variable pay awards to the committee

Management and the management oversight committees review and recommend to the CEO variable pay funding for executives. The CEO then presents his recommendations to the committee for approval.

The committee also has the discretion to modify calculated variable pay funding, awards or payouts based on its review and on the management oversight committees’ assessment of other financial and non-financial considerations not explicitly identified in the business performance factor (see page 57).

5. Assess individual performance and award variable pay to senior executives and oversight function heads

The committee:

•  Determines the business performance factor and reviews the calculated result at the end of the year

•  Reviews secondary considerations at the bank and operating group levels, including any reportable control deficiencies in risk, compliance, conduct or audit, to determine if discretion should be applied to variable pay funding or to the variable pay awards calculated for executives

•  Assesses individual performance against the personal goals set for the CEO, senior executives and, in collaboration with the Risk Review and Audit and Conduct Review committees, for oversight function heads, at the beginning of the year

•  Recommends the CEO’s final variable pay award to the board

•  Approves variable pay awards for senior executives and oversight function heads, and reviews variable pay awards for other top earners across the bank

6. Ongoing risk review (see page 59)

Various activities help make sure risk considerations are included in the compensation decision-making process and support the work of the committee:

•  The Risk Review Committee:

•  Regularly assesses the bank’s key risk positions, risk appetite statement and approved exposure limits

•  Receives quarterly presentations about the bank’s risk management processes

•  Two members of the Risk Review Committee are also members of the Human Resources Committee, which leverages that participation to help inform compensation decisions.

•  The management oversight committees review the criteria for identifying material compensation plans and material risk events at the regional, enterprise and operating group level and by line of business. Material risk events, such as financial losses and violations of law or standards of conduct or risk management controls, can affect variable pay awards or payouts. These reviews consider the effects on variable pay funding or individual variable pay awards and whether additional adjustments are required.

Bank of Montreal Management Proxy Circular 2024	51

PRINCIPLE: Attract and retain executive talent

Compensation helps attract and retain talented people and motivates them to excel and achieve objectives

BMO’s executive compensation program is designed to be competitive with the market in order to attract and retain the top talent needed to execute the bank’s strategy. The program includes a combination of total direct compensation and benefits.

TOTAL DIRECT COMPENSATION				BENEFITS

FIXED PAY	VARIABLE PAY

BMO also offers eligible employees market competitive benefits and retirement savings, Employee Share Ownership Programs (Canada, UK, and Ireland) or Employee Share Purchase Plans (U.S.) and, for executives, an annual taxable cash allowance to support their business development activities as ambassadors of the bank.

Salary	Short-term incentive	Mid-term incentive	Long-term incentive

The base level of pay given for carrying out day-to-day responsibilities based on each executive’s level of responsibility, skills, experience and market competitiveness. Paid as a fixed amount of cash.

All variable pay awards are adjusted up or down according to the achievement of financial goals and Purpose and strategic objectives tied to our strategy.

The amount allocated to short-term, mid-term and long-term incentives for each executive is set as a fixed percentage of total variable pay based on job level. For more information about the mix for the CEO and other senior executives, please see page 58. The committee does not consider the mid-term and long-term incentives that the executive currently holds when determining new awards.

The following tables detail each element of BMO’s variable pay program.

Variable pay: short-term, mid-term and long-term incentives

Short-term incentive

Performance-based incentive that motivates performance measured against annual goals that are tied to BMO’s strategy.

Who participates	• All executives.

Type of award

•  Cash bonus, paid after fiscal year-end results are finalized, usually in December. Target awards are adjusted up or down based on bank and operating group performance for the fiscal year (see page 56).

Payout

•  Can be fully or partially reduced or clawed back (see page 61 for details).

•  Before the start of the fiscal year, participants can elect to defer their bonus into deferred share units (see page 53). This decision is irreversible.

52	Bank of Montreal Management Proxy Circular 2024

Mid-term incentive

Performance-based incentives that are deferred, equity-based and designed to motivate the creation of sustainable shareholder value over a three-year term. Mid-term incentives are adjusted for performance at grant and again at vesting and payout.

	Performance share units (PSUs)	Restricted share units (RSUs)

Who participates	• Senior executives.	• Bank executives below the senior executive level.

Type of award

•  Phantom share units are directly linked to the price of BMO common shares.

•  Target awards are adjusted up or down based on bank and operating group performance in the fiscal year they are awarded (see page 56).

•  PSUs are granted using a 20-trading day volume-weighted average price of BMO common shares on the TSX prior to the grant date.

•  Phantom share units are directly linked to the price of BMO common shares.

•  Target awards are adjusted up or down based on bank and operating group performance in the fiscal year they are awarded (see page 56).

•  RSUs are granted using a 20-trading day volume-weighted average price of BMO common shares on the TSX prior to the grant date.

Vesting and payout

•  Vesting is at the end of a three-year term. Units earn dividend equivalents that are reinvested as additional units.

•  The final payout depends on our future performance: it is adjusted up or down (up to +/-20%) based on the bank’s average adjusted(1) return on equity (ROE) over the three-year term, compared to the target set at the beginning of the three-year period.

•  The payout is calculated by multiplying the units that vest by a 20-day volume-weighted average closing price of BMO common shares on the TSX at vesting.

•  All units can be forfeited or clawed back (see page 61 for details).

•  Vesting is at the end of a three-year term. Units earn dividend equivalents that are reinvested as additional units.

•  The payout is calculated by multiplying the units that vest by a 20-day volume-weighted average closing price of BMO common shares on the TSX at vesting.

•  All units can be forfeited or clawed back (see page 61 for details).

(1)

Adjusted ROE is calculated as adjusted net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Adjusted results and measures are non-GAAP amounts or ratios as discussed on page 63 of this circular, and in Non-GAAP and Other Financial Measures on page 28 of our 2023 Annual MD&A. Adjusted results and measures for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans. The 2023 Annual MD&A is available on SEDAR+ at www.sedarplus.ca and on our website at www.bmo.com/investorrelations.

Long-term incentive

Performance-based incentives that are deferred, equity-based and designed to motivate the creation of sustainable shareholder value over a 10-year term or longer. Long-term incentives are adjusted for performance at grant and again at vesting and payout.

	Stock options	Deferred share units (DSUs)

Who participates	• Senior Vice-Presidents and above.	• All bank executives.

Type of award

•  Options give executives the right to buy BMO common shares at some future date, at a set price (the exercise price).

•  Target awards are adjusted up or down based on bank and operating group performance in the fiscal year they are awarded (see page 56).

•  Options are granted based on the closing price of BMO’s common shares on the TSX on the day before the date of the grant and their fair value factor.

•  Executives may voluntarily elect to defer all or a portion of their short-term incentive into phantom share units directly linked to the price of BMO common shares.

•  Units earn dividend equivalents that are credited as additional units.

Vesting and payout

•  Options vest in equal tranches of 50% on the third and fourth anniversaries of the award, and expire at the end of 10 years.

•  The payout of an option is based on the difference between its exercise price and the market price of BMO common shares on the TSX on the day the option is exercised.

•  All options can be forfeited or clawed back (see page 61 for details).

•  Units vest immediately, but pay out only after the executive’s employment with BMO ends.

•  The payout is calculated by multiplying the number of units awarded, plus any dividend equivalents earned, by the market price of BMO shares on the TSX at redemption.

•  All units can be forfeited or clawed back (see page 61 for details).

Bank of Montreal Management Proxy Circular 2024	53

Competitive with our peers

The committee assesses the competitiveness of BMO’s compensation program by comparing it with a Canadian peer group of the largest Canadian banks and insurance companies for Canada- based executives, and to a U.S. peer group of regional mid-sized banks for U.S.-based executives. It also uses other financial services surveys and general industry surveys of non-industry specific roles to benchmark competitive pay more broadly.

The primary peer group for Canadian executives is also used to measure BMO’s relative performance for variable pay, as the companies that comprise it are the largest banks in Canada and are the most comparable to BMO, based on their operations and size.

For the CEO, the committee reviews the largest Canadian banks as the primary peer group. For secondary information, the committee also considers the compensation practices of Canada-based insurance companies, companies listed on the S&P/TSX 60 with similar market capitalization, the primary peer group used for U.S. executives, and the ratio of CEO pay to that of other employees of the bank and to the Canadian median family income, as well as other factors.

When setting the level and mix of compensation for executive roles, the committee reviews market data for comparable positions within the primary group, taking into account the relative performance and size of each institution, and the strategic importance of the role under review. The target compensation level for individual executives also reflects the executive’s experience, sustained performance in the role and future potential. The percentage of variable pay allocated to deferred compensation is determined by the executive’s job level.

The committee and its independent advisor reviewed the comparable companies and roles used to benchmark target compensation and compensation mix for the CEO and senior executives, and in 2023 replaced BNY Mellon with Citizen’s Financial Group to better reflect the bank’s peers in the U.S.

54	Bank of Montreal Management Proxy Circular 2024

PRINCIPLE: Link compensation to bank performance

Executive compensation design and implementation must align with BMO’s Purpose and strategic priorities, and link to both bank and operating group performance

A substantial portion of executive compensation is variable pay in the form of short-term, mid-term and long-term incentives. The amount allocated to each incentive is fixed as a percentage of total variable pay depending on the executive’s level.

Adjusted for performance when awarded and

on vesting and payout

All variable pay – short-term incentives and mid-term and long- term incentives – is awarded based on achieving bank, operating group and individual performance goals.

Mid-term and long-term incentives are also adjusted for performance when they vest and pay out:

•	The final payout is tied to BMO’s common share price at payout.
•	PSUs are further adjusted for performance prior to payout – at vesting the payout is adjusted up or down (up to +/-20%) based on the bank’s average adjusted return on equity (ROE) over the three-year term, compared to the target set at the beginning of the three-year period.

Variable pay for executives is funded based on performance against annual financial goals, objectives tied directly to our Purpose and strategic priorities, and our total shareholder return relative to our Canadian banking peers. These measures are described below.

Turn to page 62 to see the full 2023 scorecard and results, and the impact that performance had on 2023 compensation.

[

Financial goals (75%)

Building financial strength and shareholder value

We assess bank and operating group performance against challenging financial goals that can be accomplished within the bank’s risk appetite and its compliance and ethics requirements.

+

Purpose and strategic objectives (25%)

Reinforcing and driving Purpose and strategy

We assess total bank performance against annual objectives that are tied directly to the bank’s Purpose and strategic priorities.

						] x	Relative performance modifier (+/- 20%) Total shareholder return Key measure of relative shareholder value creation

	Our 2023 performance measures(1)			2023 strategic priorities	Purpose

	Return on equity	> Key measure of overall profitability		> World-class loyalty and growth, powered by One Client leadership	Boldlygrow the good in business and life > for a thriving economy > for a sustainable future > for an inclusive society
	Earnings per share growth (EPS)	> Key measure for analyzing earnings growth		> Winning culture driven by alignment, empowerment and recognition
	Efficiency ratio	> Key measure of how well we are managing expenses		> Digital first for speed, scale and elimination of complexity
				> Be our clients’ lead partner in the transition to a net zero world	See pages 64 and 65 for a list of our 2023 Purpose and strategic objectives and accomplishments, and their link to sustainability.

	(1) Measures are non-GAAP, as discussed on page 63 of this circular and on page 28 of our 2023 Annual MD&A.			> Superior management of risk, capital and funding performance

Individual performance

We assess performance against individual goals that cascade down from the bank’s strategic priorities, including sustainability goals that support our commitment to pursuing growth responsibly and sustainably:

•	Quantitative objectives, such as efficiency, return on equity, net income growth, customer loyalty/experience scores, employee engagement and diversity, equity and inclusion objectives
•	Qualitative objectives, such as the executive’s contribution to the organization through leadership, demonstrated commitment to teamwork, innovation, sound governance practices and behaviour aligned with our commitment to our community, employees, customers, the environment and other stakeholders

Executives can use their discretion to increase, decrease or eliminate the variable pay awarded to individuals reporting to them, as long as it does not exceed the total variable pay funding calculated for the group. The committee may do the same for senior executives and oversight function heads, and only the board has the discretion to modify or eliminate variable pay for the CEO.

Bank of Montreal Management Proxy Circular 2024	55

How variable pay funding is calculated

Variable pay funding for our executives is adjusted up or down based on our performance against annual financial goals and our Purpose and strategic objectives. The variable pay awarded cannot exceed the total variable pay funding approved by the committee.

We calculate the variable pay funding for executives by assessing performance against challenging financial goals that can be achieved within the bank’s risk appetite and its compliance and ethics requirements. BMO’s medium-term financial goals establish a range of expected performance over time.

The bank develops its annual business plan with these financial goals in mind, as well as company-specific factors relevant to the particular year. Annual financial goals are then set, with a range of variable pay outcomes above and below the goal. These annual goals are challenging, in keeping with our philosophy of setting a high bar.

We also assess performance against annual Purpose and strategic objectives, which include sustainability and are tied directly to our strategy, culture and Purpose as a bank.

Target variable pay funding The sum of all executive short-, mid- and long-term incentive targets	x [	Financial goals (75%) Absolute performance against challenging financial goals tied to the bank’s annual performance goals	+	Purpose and strategic objectives (25%) Performance against annual objectives that are tied to our Purpose and strategy	] x	Relative performance modifier (+/-20%) Three-year TSR compared with our Canadian bank peers	=	Performance-adjusted variable pay funding

Financial measures – total bank(a)

•  Adjusted return on equity – 25%

•  Adjusted EPS growth(b) – 25%

•  Adjusted efficiency ratio, net of CCPB – 25%

CEO and corporate executives: 100% total bank financial performance

Operating group executives: 50% total bank and 50% operating group financial performance

Strategic priorities

> World-class loyalty and growth, powered by One Client leadership

> Winning Culture, driven by alignment, empowerment and recognition

> Digital First for speed, scale and elimination of complexity

> Be our clients’ lead partner in the transition to a net zero world

> Superior management of risk, capital and funding performance

Purpose commitments

> Thriving economy

> Sustainable future

> Inclusive society

Canadian bank peers

•  The Bank of Nova Scotia

•  Canadian Imperial Bank of Commerce

•  National Bank of Canada

•  Royal Bank of Canada

•  The Toronto-Dominion Bank

How we calculate
three-year TSR

We use the average share prices for the three months ending October 31 at the beginning and end of each performance period (rather than the closing share prices on October 31), to reduce the impact of short-term volatility(c)

(a)	Adjusted measures are non-GAAP, as discussed on page 63 of this circular and on page 28 of our 2023 Annual MD&A.
(b)	For operating group executives, net income growth of the operating unit (adjusted for compensation purposes) is used in place of EPS growth. It is weighted 25% for all operating groups.
(c)	The calculation of TSR for compensation purposes differs from the TSR reported in our 2023 Annual MD&A, which is based on closing share prices on October 31 only, and not an average share price.

56	Bank of Montreal Management Proxy Circular 2024

How the committee can use discretion

As part of the bank’s annual governance

process, the committee can use its discretion in three ways:

1. Variable pay funding: To modify calculated variable pay funding up or down based on its assessment and information received from the management oversight committees.

2. Individual awards: To modify variable pay awards up or down for individual executives.

3. Payouts of mid-term and long-term incentives: To reduce the payout of mid-term and long-term incentives that are vesting, including PSUs, down to 0%.

The management oversight committees pro- vide information on four key factors to the Human Resources Committee for consideration when assessing performance and determining whether to exercise its discretion to adjust downward:

Performance – Poor financial performance, either absolute or relative, that is significant, sustained or not aligned with the overall risk appetite of the bank

Risk – Material failures are identified by the risk management controls of the bank, or inappropriate risk-taking has been found to occur (see page 59 for more about risk)

Compliance – Non-compliance with statutory, regulatory or supervisory standards that results in enforcement actions, litigation or financial restatement

Conduct – Misconduct, fraud or intentional misrepresentation of information used to determine compensation awards

See page 51 for more information about the Human Resources Committee’s compensation decision-making process.

(1) Adjusted measures are non-GAAP, as discussed on page 63 of this circular and on page 28 of our 2023 Annual MD&A.

Bank of Montreal Management Proxy Circular 2024	57

PRINCIPLE: Encourage a long-term view to increase shareholder value

A significant portion of variable pay for each executive is equity-based

There are share ownership requirements for each executive

A significant portion of variable pay is allocated to mid-term and long-term incentives, which are equity-based and deferred (see page 53). This approach, combined with executive share ownership requirements, focuses the executive team on executing business strategies, sustaining performance and growing shareholder value over the longer term.

This also encourages prudent risk-taking and retention because future payouts may be affected by an executive’s current decisions.

Emphasis on deferred compensation

Making a significant portion of executive pay variable and deferred ties compensation to longer-term performance.

The amount of variable pay deferred to mid-term and long-term incentives is based on the executive’s job level and reflects the executive’s ability to influence business results over the short term (one year), midterm (three years) and long term (10 years).

The percentage of variable pay for the CEO and senior executives is significantly higher than for other executive roles because of their direct involvement in strategic decision-making and stewardship of the bank. These more senior executives also have a higher percentage of their variable pay deferred to mid-term and long-term incentives.

Mid-term incentives for the CEO and senior executives are awarded as performance share units (PSUs), which also have performance-based payouts at vesting. PSUs are tied to the performance of BMO’s common share price, and also to the performance of BMO’s average adjusted return on equity (see page 53). This reinforces the bank’s pay-for-performance philosophy.

(1)	Average of the senior executives, not including Group Head, BMO Capital Markets

FSB Principles recommend that the bank’s deferred compensation be:

•	At least 60% of total variable pay for senior executives
•	40% to 60% of total variable pay for each material risk-taker (roles that could have a material impact on the bank’s risk profile).

Deferred compensation makes up 73% of the CEO’s total variable pay target and 71% of the senior executives’ total variable pay target, exceeding the FSB Principles.

Executives are required to have an equity stake

Executives are required to own equity in the bank and must meet the requirement within three years of being appointed to their position (five years for Vice-Presidents). Share ownership requirements vary by level, and bank common shares, performance share units, restricted share units and deferred share units can all be used to meet the requirement.

Share ownership requirement
CEO	8.0x salary – must hold for 2 years after taking on a new role, retirement or involuntary termination
Other named executive officers (1)	5.0x salary – must hold for 1 year after taking on a new role, retirement or involuntary termination

(1)	Group Head, BMO Capital Markets: 1x target total direct compensation.

Share ownership for all executives is assessed annually. The CEO and other named executive officers (NEOs) currently exceed their requirements (see the profiles of the NEOs beginning on page 68 for details about their holdings).

58	Bank of Montreal Management Proxy Circular 2024

PRINCIPLE: Align with prudent and measured risk-taking

Compensation structure does not encourage excessive risk-taking, and rewards appropriate use of capital

Each executive’s variable pay can be clawed back or forfeited, and a significant portion is deferred

As a diversified financial services company, BMO is exposed to a variety of risks that are inherent in carrying out its business activities. Taking an integrated and disciplined approach to risk management is key to developing a strong risk culture and ensuring the success of the bank’s operations.

BMO’s enterprise-wide risk management framework is designed to allow for prudent, measured and sustainable risk-taking in every aspect of its planning process and day-to-day business activities. Risk governance is critical to the framework, and includes a Risk Appetite Framework, risk policies and committees, all of which help to embed a sound risk culture, manage risk and guide employee behaviour and actions toward sound decision-making. You can read more about risk management at BMO in the 2023 Annual Report beginning on page 78.

The Risk Appetite Framework, a key element of risk governance, is used to define the amount of risk that the bank is willing to assume given its guiding principles, thereby supporting the pursuit of sound business initiatives, appropriate returns and targeted growth.

Management develops the Risk Appetite Framework to account for a variety of risks at the enterprise and operating group level, and recommends the framework to the board for approval. BMO’s business strategy, capital planning, performance management and compensation are all aligned and integrated with the bank’s risk appetite.

About the bank’s Risk Appetite Framework

BMO’s Risk Appetite Framework defines the type and amount of risk the bank is willing to take to achieve its priorities and business plans.

The framework incorporates nine key risks that could have a

material impact on the bank:

• Credit and counterparty • Market • Insurance • Liquidity and funding • Operational non-financial	• Legal and regulatory • Strategic • Environmental and social • Reputation

Risk appetite is managed using risk tolerance thresholds at the enterprise and operating group level and by setting risk limits. Executives have individual goals linked to the Risk Appetite Framework.

The Risk Review Committee regularly reviews the bank’s key risks, risk positions and risk governance as part of its responsibilities (see page 41).

A note about climate risk

Climate change is a transverse risk driver that manifests through BMO’s nine key risks. See BMO’s 2023 climate report for more about how the bank manages climate risk.

Managing compensation

The board’s Human Resources Committee sets the compensation philosophy and strategy of the bank, and makes sure the executive compensation program aligns with the bank’s Risk Appetite Framework and supports the bank’s requirements on compliance and ethics.

The committee manages current and future alignment of compensation with risk appetite in four ways:

Managing compensation
1 Design of variable pay plans	2 Determining variable pay funding	3 Determining individual variable pay awards	4 Design and use of BMO’s clawback and forfeiture policies

Bank of Montreal Management Proxy Circular 2024	59

1. Plan design

The management oversight committees (see page 48) review the design of the material variable pay plans to make sure risk, compliance, conduct, audit and financial considerations are appropriately incorporated, and to fully assess risk before finalizing variable pay funding and variable pay awards.

The executive compensation program includes several design features to promote strong practices for prudent risk-taking:

•	A significant portion of variable pay is deferred.
•	Stock options are limited to no more than 20% of total variable pay for senior executives. Stock options for senior executives in the U.S., as well as for all Senior Vice-Presidents, are limited to no more than 10% of their total variable pay.
•	Variable pay funding is based on primary and secondary measures that include a forward-looking assessment of risk.
•	Both absolute and relative performance are used to determine variable pay funding.
•	There is a cap on variable pay funding.
•	Individual variable pay awards for executives are capped.
•	Return on equity, a primary performance measure used for determining variable pay, is also used to determine the value of performance share unit payouts for senior executives and the CEO.

Stress testing

BMO uses rigorous stress testing in the course of business planning and when setting the financial goals tied to variable pay funding. The bank conducts stress testing at three stages to help make sure variable pay decisions align with the bank’s compensation philosophy and principles:

•	Analyzes and tests impacts when designing and/or redesigning variable pay plans.
•	Reviews the impact of year-end variable pay calculations on minimum regulatory and/or market capital requirements before payouts are made.
•	An independent review is conducted periodically to stress test and back test the bank’s material variable pay plans, and to confirm alignment of the plans with the FSB Principles.

Independence of control functions

Variable pay for employees in governance and control functions in Risk Management, Finance, Audit, Legal & Regulatory Compliance, Human Resources and other corporate and technology functions is tied to overall bank performance and performance against individual objectives.

These employees do not report into the operating groups they support, nor does the success or financial performance of the business areas they support or monitor directly impact the assessment of their performance or compensation. This independence mitigates risk and encourages these employees to maintain their focus on BMO’s overall success.

2. Variable pay funding

Variable pay funding for executives is based on performance against annual financial goals, as well as objectives tied directly to our Purpose and strategic priorities (see page 55). Performance measures and goals are set within the bank’s risk appetite framework, using risk tolerance thresholds and limits. They are established through a risk-based capital assessment that measures the risk the bank takes on in pursuit of its financial goals and that enables it to evaluate risk-adjusted returns. Performance against these goals has a direct impact on variable pay funding.

For example:

•	Business results are reviewed against criteria for key risks.
•	Return on equity is a primary and secondary measure.

At the end of each year, the Human Resources Committee undertakes a risk review and may modify calculated variable pay funding, and/or require forfeiture of any unvested mid-term or long-term incentive awards, and/or claw back all or a portion of variable pay awards that have already vested and/or paid out, as appropriate. The committee considers information from the Chief Risk Officer (an assessment of material risk factors during and at the end of the year) and the management oversight committees (their review of material risk events during and at the end of the year, and alignment with overall risk appetite and other risk measures).

As part of this review, the Human Resources Committee also considers other financial, environmental and social factors for the bank and each operating group to determine whether further modifications to calculated results are appropriate.

3. Individual awards

The Human Resources Committee conducts a year-end review of the individual performance and variable pay of senior executives and oversight function heads, and the total variable pay of other top earners across the bank. This includes an assessment of any risk, compliance, conduct, audit or financial factors when determining whether to exercise its discretion to modify individual variable pay awards.

The committee also reviews mid-term and long-term incentives before they vest and pay out and considers whether forfeitures are appropriate.

Finally, the board carries out a risk review at the end of the year (risk profiles of the enterprise and operating groups) to determine if each operating group’s risk profile is consistent with the bank’s risk appetite and the board’s risk expectations before approving final incentive awards for the CEO.

4. Clawback and forfeiture

BMO’s Clawback and Recoupment Policy, which covers the clawback of cash compensation and the forfeiture provisions in all of our equity compensation plans, helps mitigate current and future risks.

60	Bank of Montreal Management Proxy Circular 2024

	Who it applies to	How it works

Clawback

Cash	Executives, BMO Capital Markets employees at the Managing Director level and above and all Material Risk Employees

All or part of the variable pay awarded or that has vested and paid out in the past three years can be clawed back when:

•  The bank restates its annual or quarterly financial statements due to material non-compliance with a financial reporting requirement under securities laws. As of 2023, if there is such a restatement, a clawback will be applied to senior officers(1)

•  Employee misconduct or inappropriate risk-taking or management of risk results in or could result in significant financial or reputational harm to the bank, or

•  If required by law

Forfeiture

Equity	All mid-term and long-term incentive plan participants

All unvested PSUs, RSUs, DSUs and vested and unvested stock options may be forfeited when:

•  The bank uncovers inappropriate risk-taking by a participant

•  A participant resigns or is terminated for cause

•  It is discovered that a participant who no longer works for the bank committed an act while employed with the bank that would have been cause for termination

•  A participant who retires or whose employment has been terminated without cause breaks the restrictive covenants agreed to at grant

•  The bank restates its annual or quarterly financial statements due to material non-compliance with a financial reporting requirement under securities laws. As of 2023, if there is such a restatement, a clawback will be applied to senior officers(1)

Other policies and mechanisms

Anti-hedging	All mid-term and long-term incentive plan participants

To maintain alignment between pay and performance, participants are prohibited from using any kind of personal hedging (for example, prepaid variable contracts, equity swaps, collars or units of exchange funds) to undermine or reduce the risk and shareholder alignment embedded in their mid-term and long-term incentives or other BMO shares or securities they hold.

Individual performance considerations	All employees

Managers consider BMO’s Code of Conduct, our applicable expectations on risk, and audit and compliance accountabilities when conducting individual performance assessments and making variable pay decisions.

Limits on guarantees	All employees	Variable pay for new employees may only be guaranteed for up to 12 months, which the committee considers to be sufficient time to transition into the bank.

Change of control(2)	All mid-term and long-term incentive plan participants

To mitigate risks influenced by compensation, the stock option plan calls for a double trigger for accelerated vesting of stock options. Stock options will vest immediately if the bank undergoes a change of control, and the participant is terminated without cause within 24 months of a change of control.

Unvested RSUs and PSUs continue to vest if there is a change of control or if the participant is terminated without cause.

(1)	In accordance with the U.S. Securities Exchange Act and the NYSE listing standards.
(2)

Change of control occurs in the following circumstances: (i) 50% or more of the outstanding voting securities are acquired, (ii) all or substantially all of the bank’s assets are sold, assigned or transferred other than to a subsidiary, (iii) an acquisition of the bank via merger, amalgamation, consolidation or otherwise or dissolution of the bank occurs, or (iv) a change in a majority of our board members occurs.

Bank of Montreal Management Proxy Circular 2024	61

2023 Performance and Compensation

2023 Variable pay

The table below shows the impact of 2023 performance on variable pay for executives and is based on total bank performance against financial goals and Purpose and strategic objectives. Operating group results are discussed in the executive profiles starting on page 68.

In 2023, the bank did not achieve its financial goals for adjusted(1) return on equity, adjusted EPS growth or adjusted efficiency ratio, net of CCPB.

BMO did, however, outperform on its Purpose and strategic objectives for 2023: successfully integrating Bank of the West, adding new customers and accounts across all of its operations while exceeding target customer loyalty scores, improving employee engagement, supporting small and minority-owned businesses in Canada and the U.S., making progress on its Digital First strategy, improving the customer experience for both retail and business clients, exceeding its sustainable finance goal, and effectively managing risk, capital and funding through a period of instability in U.S. regional banking, global economic uncertainty and rising interest rates.

In 2023, BMO was ranked #1 in personal banking customer satisfaction among Canada’s Big Five banks in the J.D. Power 2023 Canada Retail Banking Satisfaction Study(2), named one of Corporate Knights’ Global 100 Most Sustainable Corporations in the World

in 2023, and, for the fourth consecutive year, ranked as North America’s most sustainable bank. BMO was also recognized by the World Benchmarking Alliance’s new global benchmark as the world’s top ranked financial institution for supporting progress toward a just and sustainable economy.

Additionally, the three-year TSR we use for compensation purposes ranked first among our Canadian bank peers, resulting in a 20% increase to variable pay funding and rewarding our executives for a positive, sustained shareholder experience.

Finally, management recommended, and the committee agreed to use its discretion, to reduce the calculated multiplier for the total bank, an adjustment related to relative performance in certain areas of our fiscal 2023 financials. This resulted in final variable pay funding for the total bank of 95%, a reduction of 3 percentage points.

You can read more about secondary considerations and how the board uses its discretion on page 57.

(1)

Adjusted measures and ratios, including measures calculated net of CCPB, are non-GAAP amounts or ratios, as discussed on page 63 of this circular, and in the Non-GAAP and Other Financial Measures section of our 2023 Annual MD&A, starting on page 28. Adjusted measures and ratios for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans. See 2023 Financial results – building financial strength and shareholder value on page 63 for additional details. The 2023 Annual MD&A is available on SEDAR+ at www.sedarplus.ca and on our website at www.bmo.com/investorrelations.

(2)

BMO Bank of Montreal received the highest score among the Big 5 Banks in the J.D. Power 2023 Canada Retail Banking Satisfaction Study, which measures customers’ satisfaction with their primary bank. Visit jdpower.com/awards for more details.

62	Bank of Montreal Management Proxy Circular 2024

2023 Financial results – building financial strength and shareholder value

Financial goals for the year were set based on our strategy, and considered our customers’ evolving needs and the opportunities available across our lines of business, the economic environment, investor and analyst expectations, our medium-term financial objectives and BMO’s risk appetite.

In 2023, our goals took into consideration, among other things, macroeconomic uncertainty, including inflationary pressure which dampens economic growth and can adversely impact credit performance. Through the year, greater instability in U.S. regional banking and more global economic uncertainty occurred than anticipated and BMO did not achieve its 2023 goals for adjusted(1) return on equity, adjusted EPS growth and adjusted efficiency ratio, net of CCPB. The results for each measure are detailed in the following section.

Financial measures – total bank	Reported(1)	Adjusted(1)(2)		Adjusted for compensation purposes(3)

	2023 results	2023 results	vs 2022 adjusted	2023 goal	2023 results
Return on equity	6.0%	12.3%	down 290 basis points	14.1%	12.7%
Earnings per share	$5.68	$11.73	down 11%	up 5.2%	down 7.7%
Efficiency ratio, net of CCPB	72.5%	59.8%	up 400 basis points	56.1%	59.8%

Return on equity (ROE)	Net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity, which consists of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income, while adjusted ROE for compensation purposes is calculated using adjusted net income and also excludes the provision for (or recovery of) credit losses on performing loans.

2023 results

•  Reported ROE was 6.0%, compared with 22.9% in 2022.

•  Adjusted ROE was 12.3%, a decrease of 290 basis points compared with 2022, due to lower net income and an increase in average common equity. Net income decreased, as the inclusion of Bank of the West and higher underlying revenue were more than offset by higher expenses and higher provisions for credit losses. Higher average common equity was driven by the issuance of common shares and growth in retained earnings.

•  Adjusted ROE for compensation purposes was 12.7%. This was below our goal of 14.1% due to lower than expected net income, partially offset by lower than expected average common equity. Lower net income was driven by lower revenue, with above-target performance in Canadian P&C that was more than offset by lower performance in all other groups, and higher expenses, largely due to higher severance costs.

Earnings per share (EPS) growth	Net income attributable to bank shareholders, less preferred share dividends and distributions on other equity instruments, divided by the average number of common shares outstanding. Adjusted EPS is calculated using adjusted net income attributable to bank shareholders. Adjusted EPS for compensation purposes is calculated using adjusted net income attributable to bank shareholders and also excludes the provision for (or recovery of) credit losses on performing loans.

2023 results

•  Reported EPS decreased 72% to $5.68 in 2023.

•  Adjusted EPS decreased 11% to $11.73 in 2023, due to lower earnings and a higher number of common shares outstanding, reflecting shares issued during the year through a public offering, private placements, the dividend reinvestment plan, acquisitions and the stock option plan.

•  Adjusted EPS growth for compensation purposes was -7.7% and was below our goal of +5.2% for the year, primarily due to lower than expected net income, as noted above.

Efficiency ratio, net of CCPB	Non-interest expense divided by total revenue, net of CCPB, expressed as a percentage. Adjusted efficiency ratio, net of CCPB, is calculated in the same manner as efficiency ratio, net of CCPB, utilizing adjusted revenue, net of CCPB, and adjusted non-interest expense.

2023 results

•  The reported efficiency ratio on a net revenue basis was 72.5%, compared with 47.1% in 2022.

•  The adjusted efficiency ratio (also used for compensation purposes) on a net revenue basis was 59.8%, an increase of 400 basis points compared with 2022 as higher revenue was more than offset by higher expenses, and did not meet our goal of 56.1% for the year due to below-target revenue and above-target expenses.

(1)

For information about how BMO calculates return on equity, EPS and efficiency ratio, net of CCPB, and a definition of CCPB, see the definitions in the Glossary of Financial Terms starting on page 135 of BMO’s 2023 Annual Management’s Discussion and Analysis dated December 1, 2023, for the fiscal year ended October 31, 2023 (2023 Annual MD&A). These terms and definitions are incorporated by reference. The 2023 Annual MD&A is available on SEDAR+ at www.sedarplus.ca and on BMO’s website at www.bmo.com/investorrelations. EPS growth is the percentage increase in EPS over the prior year. Financial information is presented as of October 31, 2023 and does not reflect reclassifications to certain financial results and measures that were effective November 1, 2023, including those related to the adoption of IFRS 17, Insurance Contracts.

(2)

Adjusted results and ratios, including measures calculated net of CCPB, in this table are non-GAAP amounts or ratios. Efficiency ratio, net of CCPB, is a non-GAAP ratio on both a reported and adjusted basis. For a reconciliation of adjusted return on equity, adjusted earnings per share, efficiency ratio, net of CCPB, and adjusted efficiency ratio, net of CCPB, see Non-GAAP and Other Financial Measures starting on page 28 of the 2023 Annual MD&A. As detailed in the 2023 Annual MD&A, adjusting items in aggregate reduced net income by $4,298 million in the current year and are excluded in calculating adjusted return on equity, adjusted earnings per share and adjusted efficiency ratio net of CCPB. These reconciliations are incorporated by reference.
(3)

Adjusted measures for return on equity and earnings per share for compensation purposes reflect adjusted measures as reported in the 2023 Annual MD&A and also exclude the provision for (or recovery of) credit losses on performing loans. In fiscal 2023 the adjusted provision for credit losses on performing loans was $211 million ($293 million pre-tax) and in fiscal 2022 the recovery of credit losses on performing loans was $139 million ($189 million pre-tax).

Bank of Montreal Management Proxy Circular 2024	63

2023 Strategic results – delivering on Purpose and strategy
We measure progress against our Purpose and strategy by assessing our performance against annual objectives tied directly to our strategic priorities. These objectives account for 25% of variable pay funding for our executives. Below is a selection of 2023 accomplishments.	The items with a ● relate to BMO’s most relevant sustainability topics, as described in BMO’s Sustainability Report.

World-class loyalty and growth, powered by One Client leadership	Achieve client loyalty score targets set for each business, drive customer loyalty, grow our customer base and deliver on One Client Leadership milestones

2023 accomplishments

•  Continued to improve on strong customer loyalty as measured by our client loyalty scores, with each of the businesses and the bank overall exceeding their respective goals. ●

•  Completed our acquisition of the AIR MILES Reward Program, one of Canada’s most recognized loyalty programs, with approximately 10 million active collector accounts.

•  Ranked #1 in personal banking customer satisfaction among Canada’s Big Five banks in the J.D. Power 2023 Canada Retail Banking Satisfaction Study(1), demonstrating our dedication to supporting our customer’s financial goals and achievements.

•  Named Best Commercial Bank in the United States and for the ninth consecutive year in Canada, as well as the Best Retail Bank in Canada for the second consecutive year by World Finance magazine, in recognition of our comprehensive range of banking products and services.

•  Deployed US$5.5 billion in loans and investments to address barriers faced by minority businesses, communities and families in the U.S. as part of BMO EMpower. ●

•  Recognized by the World Benchmarking Alliance’s new global benchmark as the world’s top ranked financial institution for supporting progress toward a just and sustainable economy. ●

•  Enhanced our offerings to support new Canadians, including the expansion of our industry-leading BMO NewStart® Pre-Arrival Account Opening program, which offers personalized no-fee banking products and customized solutions to help newcomers to Canada. ●

(1) BMO Bank of Montreal received the highest score among the Big 5 Banks in the J.D. Power 2023 Canada Retail Banking Satisfaction Study, which measures customers’ satisfaction with their primary bank. Visit jdpower.com/awards for more details

Winning Culture driven by alignment, empowerment and recognition	Foster a winning culture, focused on alignment, empowerment and recognition, with a commitment to a diverse and inclusive workplace

2023 accomplishments

•  Maintained strong employee engagement index scores, with ongoing improvements in all priority areas of our winning culture. ●

•  Continued to advance our 2025 Zero Barriers to Inclusion strategy, making strong progress on our aspirational five-year workforce representation goals. We significantly advanced on certain aspirational workforce representation goals we set for ourselves for 2023 and our performance was in the second quartile relative to our Canadian competitors, and was especially strong in workforce representation for Women and People of Colour in senior leadership, and in representation of Indigenous and 2SLGBTQI+ talent. ●

•  Recognized by the Ethisphere Institute as one of the World’s Most Ethical Companies for the sixth consecutive year, remaining the only Canadian bank to be honoured with this designation since its inception in 2007. ●

Digital First for speed, scale and elimination of complexity	Simplify and streamline our operations, delivering speed and scale to enable progress for our customers and drive leading loyalty, growth and efficiency

2023 accomplishments

•  Continued to modernize digital payment functionality and improve the customer experience and operational efficiencies – including platform upgrades, enhanced fraud detection capabilities, increased transaction limits, and optimizing the BMO.com interface with an advanced decision management tool that adapts quickly to changing market demands and regulations.

•  Launched BMO Marketplace, a one-stop shop for third-party partnerships, where our clients across North America can connect their accounts to create a more efficient and customized banking experience.

•  Increased the adoption of digital services while improving our digital resilience. Active digital users grew by 8% in both Retail and Commercial Banking compared to the previous fiscal year.

•  Ranked first by J.D. Power for Customer Satisfaction with Online Banking in its 2023 Canada Online Banking Satisfaction Study(1).

•  Ranked first in the Account Management, Digital Money Management, and Alerts categories in the 2023 Insider Intelligence Canadian Mobile Banking Emerging Features Benchmark.

(1) BMO Bank of Montreal received the highest score in the J.D. Power 2023 Canada Banking Online Satisfaction Study, which measures customer satisfaction with financial institutions’ website experience for banking account management. Visit jdpower.com/awards for more details.

64	Bank of Montreal Management Proxy Circular 2024

Be our clients’ lead partner in the transition to a net zero world	Deliver on our Climate Ambition by building capabilities and sustainable solutions to support clients through their climate and carbon transition journey

2023 accomplishments

•  Reached $330 billion in capital mobilized to clients pursuing sustainable outcomes, exceeding our $300 billion goal well ahead of the 2025 target we set for ourselves. This includes $116 billion in support of positive climate-related outcomes in areas such as clean transportation, low-carbon energy, green buildings, waste management and sustainable agriculture. We are now assessing new targets. ●

•  Established an operating model to deliver on our climate finance strategy, including the newly formed Climate Commercialization Working Group, a sub-committee of the ESG Executive Committee, to enable coordination across groups. ●

•  Advanced our climate-related thought leadership through collaboration, integration and amplification across our Communications, Marketing, and Sustainability groups and the BMO Climate Institute. ●

•  Continued to make progress integrating environmental and social risk considerations into BMO’s Enterprise-Wide Risk Management Framework, in alignment with the expectations of global regulators. ●

•  Completed capability-building climate scenario analysis exercises evaluating the impacts of physical and transition risk across our lending portfolio, trading book and operations. ●

•  Completed the acquisition of Radicle, a leader in sustainability advisory services and solutions, adding carbon market expertise and capabilities to BMO’s offerings. ●

•  Included in Corporate Knights’ list of Canada’s Best 50 Corporate Citizens and named as one of the 2023 Global 100 Most Sustainable Corporations in the World and, for the fourth consecutive year, North America’s most sustainable bank. ●

Superior management of risk, capital and funding performance	Effectively manage BMO’s resiliency, operate within our risk appetite and protect our customers

2023 accomplishments

•  Maintained a strong funding and liquidity position throughout the year, with all liquidity measures at or above regulatory requirements and internal targets.

•  Effectively managed funding and liquidity through a period of instability in U.S. regional banking, global economic uncertainty, and rising interest rates, and at the same time issued approximately $32 billion in term funding – an amount that prudently retains some available capacity for changing or unexpected market conditions.

•  Strengthened capital management programs, which align governance, organizational structure, technology and infrastructure with the assessment of capital allocation and use. This brings a clear enterprise lens to improving return on capital in a risk-aware decision-making process.

•  Completed a successful equity raise in December 2022 to align the bank’s capital position with increased regulatory requirements as announced by OFSI on December 8, 2022.

•  Continued to protect our clients against fraud and cyber security threats. ●

Bank of the West integration and conversion	Close the transaction, manage a successful conversion and execute revenue and cost synergies

2023 accomplishments

Completed the largest ever acquisition by a Canadian bank, adding nearly 2 million customers, and extending our banking presence by 500 branches and offices. BMO now serves our U.S. customers in 32 U.S. states, including more than 1,000 branches and fee-free access for debit cards at over 40,000 BMO and Allpoint® ATMs.

Successfully completed a comprehensive employee, customer and systems conversion plan:

•  Transitioned nearly 2 million new customers and 2.7 million accounts to BMO, along with their financial products and online banking relationships.

•  Had no system outages or significant customer-impacting issues.

•  Managed the customer experience throughout the transition, including providing regular updates to customers on the status of the conversion.

•  Carried out an effective multi-stakeholder integration communications program, leading to a positive employee experience and engagement.

•  Launched a Community Benefits Plan, one of the largest of its kind among BMO programs, committing more than $40 billion to local U.S. communities. ●

Bank of Montreal Management Proxy Circular 2024	65

Relative performance modifier

Our goal is to deliver top-tier shareholder returns compared with those of our Canadian banking peers (see page 54) and, while we regularly review our performance against our peers across several financial measures (see “secondary considerations” on page 57), BMO’s relative three-year TSR performance is a key component of our business performance factor and it reflects our medium-term TSR performance against our peers. The relative TSR modifier was introduced in 2019 to focus executives on driving positive and sustained shareholder value over the medium term (three years). We use BMO’s relative three-year TSR performance to modify all variable pay funding for executives, to reflect our medium-term TSR performance against our peers.

2023 results

For compensation purposes, our three-year annualized TSR was 17.2%(1), ranking BMO first among our Canadian banking peers, up from second in 2022, and reflecting investor confidence in our strategy and achievements in 2023. This outcome increased the variable pay funding by 20%, aligning executive pay with the medium-term, top-tier TSR performance that BMO delivered.

6th	5th	4th	3rd	2nd	1st
-20%	-10%	0%		+10%	+20%

(1)

For compensation purposes, to reduce the impact of short-term volatility, we calculate three-year TSR using the average share prices for the three months ended October 31, 2020 and October 31, 2023 (rather than the closing share prices).

BMO’s reported relative TSR performance over one, three, and five year time horizons, as well as 3-year TSR for compensation purposes is as follows:

*All	returns represent total returns.

(1)

The annual total shareholder return (TSR) is calculated using the closing share price on October 31, 2023 and assuming reinvestment of dividends paid during the period. The Canadian peer group comprises the five other largest Canadian banks: The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, National bank of Canada, Royal Bank of Canada and The Toronto-Dominion Bank.

(2)

For compensation purposes, we calculated three-year TSR using the average share prices for the three months ended October 31, 2020 and October 31, 2023 (rather than the closing share prices) to reduce the impact of short-term volatility.

66	Bank of Montreal Management Proxy Circular 2024

Generating shareholder value

Shareholder returns

The chart below compares the cumulative value of $100 invested in BMO common shares on October 31, 2018 with the cumulative value of $100 invested in each of two TSX indices for the same period. The chart also compares total compensation awarded to the CEO, the CFO and the three most highly compensated executive officers in each fiscal year. NEO compensation has remained aligned with shareholder returns over the last five years. See page 70 for more information about how Mr. White’s compensation aligns with shareholder returns.

(1)	Cumulative value of $100 invested on October 31, 2018, reflecting the change in share price and assuming reinvestment of dividends.
(2)

Includes base salary, annual short-term incentive payment, value of mid-term incentive awards at the time of grant, fair market value of long-term incentive awards at the time of grant, other compensation and the annual pension service and compensation cost for the NEOs in each fiscal year. The decrease in total NEO compensation for fiscal 2023 is aligned with our pay-for-performance philosophy.

(3)

NEOs in fiscal 2018 to 2020: Darryl White, Thomas E. Flynn and the three most highly compensated executive officers other than the CEO and CFO. NEOs in fiscal 2021, 2022 and 2023: Darryl White, Tayfun Tuzun (CFO effective January 1, 2021) and the three most highly compensated executive officers other than the CEO and CFO.

Cost of management ratio

BMO annually reports its cost of management ratio. This measure shows that BMO’s executive compensation has remained consistently below 1% of adjusted net income after tax.

Total aggregate compensation is the sum of base salary, total variable pay, other compensation and the annual pension service and compensation cost for the NEOs.

	2021	2022	2023
Adjusted net income after tax(1) ($ millions)	8,651	9,039	8,675
Total NEO compensation ($ millions)	47.4	41.1	34.6
Cost of management ratio as a percentage of adjusted net income after tax(2) (%)	0.55%	0.45%	0.40%

(1)

Adjusted results and measures are non-GAAP amounts as discussed on page 63 of this circular and in the Non-GAAP and Other Financial Measures section of our 2023 Annual MD&A, starting on page 28. The 2023 Annual MD&A is available on SEDAR+ at www.sedarplus.ca and on our website at www.bmo.com/investorrelations.

(2)	The cost of management ratio for the NEOs as a percentage of reported net income was 0.79% in 2023, 0.30% in 2022 and 0.61% in 2021.

Bank of Montreal Management Proxy Circular 2024	67

Compensation for the named executive officers

Darryl White

Chief Executive Officer

Darryl was appointed Chief Executive Officer of BMO in 2017. He chairs the bank’s Executive Committee and serves as a director of the bank and BMO Financial Corp., the bank’s U.S. subsidiary. Through the board of directors, he is accountable to shareholders for defining, communicating and implementing the strategic and operational goals and is responsible for enterprise-wide performance, financial results, including profit and loss, balance sheet and shareholder value metrics, and defining and maintaining a culture of corporate responsibility.

Darryl is a member of the Ottawa-based Business Council of Canada, the Washington, D.C.-based The Business Council, the Mayor of Beijing’s International Business Leaders Advisory Council, and is a director of the Bank Policy Institute, a non-partisan public policy, research and advocacy group representing leading banks in the U.S. He also serves as a director of the International Monetary Conference (IMC), a forum for leading global financial authorities to cooperate in creating a more effective economic system.

A long-standing community builder with strong ties to United Way Centraide, Darryl has volunteered for this organization in New York, Chicago, Montreal and Toronto, where he chaired the 2022 campaign. Darryl is Co-Chair of the Inclusive Local Economic Opportunity Roundtable, a partnership between BMO and United Way Greater Toronto that brings together business and community leaders to develop approaches to reduce economic disparity in the region. An advocate for BMO’s efforts to ensure a diverse and inclusive workplace, Darryl serves as a director of Catalyst Inc. and chaired Catalyst Canada’s Advisory Board. Darryl serves as Campaign Cabinet Co-President for the Montreal Children’s Hospital Foundation. He is also the Board Chair of the National Hockey League’s Montreal Canadiens and a director of Alpine Canada, the governing body for alpine, para-alpine and ski cross racing in Canada.

Darryl was named CEO of the Year and Strategist of the Year by the Globe and Mail in 2023.

2023 Performance

Amid a challenging economic backdrop, the bank delivered solid performance under Mr. White’s leadership, including:

•  Completed the largest acquisition in Canadian banking history, with BMO now serving 4 million customers across our U.S. footprint with offices in 32 states, digital retail and payments platforms across all 50 states, presence in three of the top five U.S. markets and a position as a Top 5 Commercial Lender in North America.

The individual accomplishments with a ● relate to BMO’s most relevant sustainability topics, as described in BMO’s Sustainability Report.

•  Launched BMO EMpowerTM 2.0, pledging more than US$40 billion to support organizations in communities across the United States focused on advancing home ownership, growing small businesses, strengthening communities, and creating a more equitable society. ●

•  Ranked among the most sustainable companies on the Dow Jones Sustainability Indices (DJSI). In addition, BMO ranked in the 95th percentile among banks globally and earned the highest possible score in the areas of Environmental Reporting, Social Reporting and Financial Inclusion. ●

•  Included in Corporate Knights’ list of Canada’s Best 50 Corporate Citizens and named one of Corporate Knights’ 2023 Global 100 Most Sustainable Corporations in the World and, for the fourth consecutive year, ranked as North America’s most sustainable bank. ●

•  Recognized by the Ethisphere Institute as one of the World’s Most Ethical Companies for the sixth consecutive year, remaining the only Canadian bank to be honoured with this designation since its inception in 2007. ●

• Achieved industry-leading organizational culture alignment and continued to make progress on our aspirational five-year diversity representation goals. ●

2023 Compensation

Mr. White’s 2023 total compensation target was set at $11.75 million, consisting of $1.1 million in base salary (an increase of $0.10 million from 2022) and a variable pay target of $10.65 million (an increase of $1.15 million from the 2022 target). The board approved the increase in Mr. White’s total compensation target for 2023 to better align with market competitive levels, and to reflect the increased scale of the organization, the scope and complexity of the role, the sustained performance of the bank and the strong leadership he provides.

He was awarded $11.218 million in total direct compensation for 2023 ($0.532 million lower than his target compensation). This was comprised of $1.1 million in base salary and $10.118 million in variable pay (95% of target).

The board determined Mr. White’s 2023 variable pay award based on his target compensation and its linkages to performance, which include total bank performance against the three financial goals, the bank’s performance as it relates to the Purpose and strategic objectives for the year, and our three-year relative TSR. The calculated multiplier for variable pay funding was 98%. Management recommended adjusting the variable pay funding down to 95% to account for secondary considerations.

68	Bank of Montreal Management Proxy Circular 2024

The committee assessed Mr. White’s performance against his individual goals for the year and did not adjust his award from the funded amount of 95%.

27% of Mr. White’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 73% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. The number of PSUs that ultimately vest will depend on BMO’s three-year average adjusted ROE compared with plan. What Mr. White actually receives in cash for his deferred awards will also depend on our share price at the time of vesting and exercise, starting in 2026.

73% of Mr. White’s 2023 variable pay is deferred		(Canadian $)	2023	2022	2021
		Fixed pay
		Salary	1,100,000	1,000,000	1,000,000
	◀	Variable pay	10,117,500	11,495,000	11,685,000
		Cash bonus (short-term incentive)	2,707,500	3,327,500	3,382,500
		Performance share units (mid-term incentive – deferred)	5,890,000	6,322,250	6,426,750
		Stock options (long-term incentive – deferred)	1,520,000	1,845,250	1,875,750
		Total direct compensation	11,217,500	12,495,000	12,685,000

Target for 2024

Mr. White’s target total compensation was not changed for 2024.

Alignment with shareholder interests

One of the principles governing BMO’s compensation program for executives is to align compensation outcomes with shareholder interests. We accomplish this by linking the variable pay of our executives to performance, by making a significant portion of that variable pay equity-based, and by establishing share ownership requirements for all executives.

Compensation linked to ongoing bank performance

The majority of variable pay for BMO executives is adjusted for performance twice: (i) when it is awarded, and (ii) again before it vests and pays out.

The graphic below shows that the payout from Mr. White’s equity-linked awards moves up or down based on the performance of BMO’s common share price over time, aligning his compensation with shareholder interests. The number of PSUs that vest will also be adjusted based on BMO’s performance against its three-year average adjusted ROE goals.

Bank of Montreal Management Proxy Circular 2024	69

The table below shows the total direct compensation of our CEO over the last five fiscal years, and its current value compared with shareholder value.

	Total direct compensation awarded(1) ($)	Annual total direct compensation value as at Dec 31, 2023 ($)	Period	Value of $100
Year				CEO(2) ($)	Shareholders(3) ($)

2019	9,460,000	13,465,876	Oct 31, 2018 to Dec 31, 2023	142	167

2020	9,265,000	14,385,579	Oct 31, 2019 to Dec 31, 2023	155	162

2021	12,685,000	11,034,337	Oct 31, 2020 to Dec 31, 2023	87	189

2022	12,495,000	12,109,496	Oct 31, 2021 to Dec 31, 2023	97	108

2023	11,217,500	12,191,745	Oct 31, 2022 to Dec 31, 2023	109	111

Average	11,024,500	12,637,407		118	147
(1)	Includes salary and variable pay awarded at year-end for performance during the year.
(2)	The CEO’s compensation value measured on December 31, 2023, for each $100 awarded in total direct compensation during the fiscal year indicated.
(3)	The cumulative value of $100 invested in BMO shares on the first trading day of the period indicated, assuming reinvestment of dividends.

Share ownership

Mr. White is required to own 8.0 times salary in BMO equity. He exceeds his share ownership guidelines.

Share ownership as at December 31, 2023
	RSUs	PSUs		DSUs		Shares held privately	Total share ownership	Total as a multiple of base salary

Vested	—	—	—	64,903	$8,509,284	$6,063,575	$14,572,859	13.25

Unvested	—	155,318	$20,363,807	—	—	—	$20,363,807	18.51

Total	—	155,318	$20,363,807	64,903	$8,509,284	$6,063,575	$34,936,666	31.76

Pension

As part of his employment agreement as CEO with the bank, Mr. White receives an enhanced pension benefit that defines his overall pension arrangement and caps the maximum benefit payable at normal retirement at $1,250,000.

Mr. White participates in the following:

•	The defined benefit component of the BMO Canada Pension Plan, a federally registered pension plan for eligible Canadian employees.
•	An enhanced pension benefit provided via a bank-funded, non-registered agreement defining his overall pension arrangement and clarifying his entitlement if there is a change of control.

Mr. White’s overall annual normal retirement pension benefit is:

•

An annual accrual of $125,000 per year of service to a maximum annual pension benefit of $1.25 million, inclusive of any benefits payable from the BMO Canada Pension Plan or any other bank-sponsored pension or retirement savings plans.

•

Pension benefits under the enhanced pension benefit are payable at a normal retirement age of 60. This benefit is reduced by 4% for each year that retirement precedes age 60 but early retirement cannot occur prior to age 50.

The pensions under both the enhanced pension benefit and the BMO Canada Pension Plan are paid as periodic payments.

Mr. White’s total annual retirement pension benefit accrued to date is $754,842, payable at age 60. This amount will increase with additional years of credited service. See page 82 for more information.

70	Bank of Montreal Management Proxy Circular 2024

Tayfun Tuzun

Chief Financial Officer

Tayfun was appointed Chief Financial Officer effective January 1, 2021 and is a member of the bank’s Executive Committee, as well as a member of the BMO Financial Corp. Board of Directors. In his role, he is responsible for the management and oversight of enterprise financial governance and reporting, treasury management, investor relations, corporate development and taxation.

Prior to joining BMO, Tayfun was Executive Vice-President and Chief Financial Officer, Fifth Third Bancorp, where he held positions including Senior Vice-President, Treasurer and other senior treasury and finance roles.

2023 Performance

Mr. Tuzun demonstrated strong leadership and performed well against 2023 priorities:

•  Successfully integrated Bank of the West during an evolving interest rate environment and proactively managed exposure to capital from changes in fair value of the assets and liabilities of Bank of the West at closing.

•  Maintained strong governance and internal controls during the Bank of the West transition, including making the necessary changes to our internal control framework as we completed the integration of Bank of the West. ●

The individual accomplishments with a ● relate to BMO’s most relevant sustainability topics, as described in BMO’s Sustainability Report.

•  Effectively managed capital, including liquidity and funding through a period of economic uncertainty, rising interest rates and instability in U.S. regional banking.

•  Continued to play a key role as BMO adapts to evolving regulatory requirements and continued to make progress on climate-related disclosures, including the appointment of a Controller, ESG to design and develop a governance and internal control framework for sustainability reporting as well as work on developing sustainability and climate analytics. ●

•  Continued to make progress on a multi-year transformation project to simplify and accelerate the bank’s finance function through the consolidation of standard processes, process reengineering and intelligent automation, in line with our Digital First strategy.

2023 Compensation

Mr. Tuzun was awarded $2.280 million USD in variable pay for 2023.

The committee determined the award based on his target compensation, total bank performance against the three financial goals, accomplishments tied to the bank’s Purpose and strategy, and our three-year TSR. The calculated multiplier for variable pay funding based on total bank performance, including management’s recommended adjustments to account for secondary considerations, was 95%.

The committee assessed Mr. Tuzun’s performance against his individual goals for the year and did not adjust his award from the funded amount.

25% of Mr. Tuzun’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 75% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. The number of PSUs that ultimately vest will depend on BMO’s three-year average adjusted ROE compared with plan. What Mr. Tuzun actually receives in cash for his deferred awards will also depend on our share price at the time of vesting and exercise, starting in 2026.

75% of Mr. Tuzun’s 2023 variable pay is deferred		(US $)	2023	2022	2021
		Fixed pay
		Salary	600,000	600,000	575,343	*
	◀	Variable pay	2,280,000	2,541,000	2,583,000
		Cash bonus (short-term incentive)	570,000	574,750	584,250
		Performance share units (mid-term incentive — deferred)	1,482,000	1,712,150	1,740,450
		Stock options (long-term incentive — deferred)	228,000	254,100	258,300
		Total direct compensation	2,880,000	3,141,000	3,158,343

(*)	Reflects salary paid for the fiscal year. Mr. Tuzun’s annual salary is $600,000.

Bank of Montreal Management Proxy Circular 2024	71

Alignment with shareholder interests

Share ownership

Mr. Tuzun exceeds his share ownership guidelines.

Share ownership as at December 31, 2023(1)
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary

5.0x base salary	—	$682,071	$7,135,420	$1,710,759	$9,528,250	11.77
(1)	In Canadian dollars.

Pension

Mr. Tuzun participates in the following defined contribution savings plans:

•	The Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (“401(k) Savings Plan”).
•	The BMO Financial Corp. Non-Qualified Savings Plan (“Non-Qualified Savings Plan”).

The bank annually contributes 2% of his earnings (subject to annual statutory limits on earnings established by the IRS). He may elect to make voluntary contributions of up to 25% of his earnings and the bank will match 100% of voluntary contributions equal to 5% of his earnings (subject to annual statutory limits on contributions and earnings established by the IRS). The BMO Financial Corp. Non-Qualified Savings Plan provides similar benefits on earnings between the statutory earnings limit and $500,000 USD. See page 83 for more information.

72	Bank of Montreal Management Proxy Circular 2024

Dan Barclay

Chief Executive Officer & Group Head, BMO Capital Markets

Dan was appointed CEO & Group Head of BMO Capital Markets in November 2018, was a member of the bank’s Executive Committee and chaired BMO Capital Markets’ Executive and Performance Management committees. In his role, he was responsible for BMO Financial Group’s interactions with corporate, institutional and government clients worldwide.

As a proud supporter of our communities, Dan serves as Chair of the board of directors of the Children’s Aid Foundation of Canada. He is also a past recipient of the Women in Capital Markets Champion of Change Award. During the year he oversaw support of the community through several campaigns and sponsorships.

Dan Barclay retired from his role as Group Head, BMO Capital Markets, effective October 31, 2023.

2023 Performance

Under Mr. Barclay’s leadership, BMO Capital Markets made progress on key strategic initiatives in 2023, including:

•  Maintained a leading position in global and North American mergers and acquisitions (M&A), recognized as one of the top two investment banks by market share, third in Canadian M&A and among the top ten in the Global and North America M&A league tables, delivered top-tier product performance across Global Markets.

The individual accomplishments with a ● relate to BMO’s most relevant sustainability topics, as described in BMO’s Sustainability Report.

•  Continued to advance BMO’s Digital First strategy by scaling our digital capabilities to deliver new service models and enhance our offerings, including end-to-end digital platform capabilities to onboard new clients, provide advanced analytics and execute electronic trading. Launched an agile testing and innovation environment for emerging technologies, including artificial intelligence and machine learning.

•  Played a leadership role in sustainable finance and energy transition solutions, successfully integrating Radicle, advancing BMO’s climate commercialization roadmap with innovative new products and capabilities. ●

•  Ranked first in the sustainability-linked loan market and launched one of the first sustainability-linked deposit offerings in North America. ●

•  Received the 2023 Financial Women’s Association Male Ally of the Year Award. ●

Financial

BMO Capital Markets’ financial performance is shown in the table below:

Operating group measures (equally weighted)	2023 Reported	2023 Adjusted for compensation(1)(2)		Impact on variable pay
Capital Markets Net income	$1,682 million	$1,712 million	Below goal due to higher expenses and lower revenue, partially offset by lower provisions for credit losses on impaired loans	Performance on financial goals is based on an equal blend of operating group and total bank financial performance (see page 62 for information about 2023 total bank financial performance)
Capital Markets Return on equity	13.9%	14.2%	Below goal due to lower net income, for the reasons noted above, partially offset by lower allocated common shareholders’ equity
Capital Markets Efficiency ratio (teb)(1)	66.3%	65.8%	Below goal due to higher expenses and lower revenue
(1)

Adjusted measures and ratios, including measures presented on a taxable equivalent basis (teb), are non-GAAP amounts or ratios, as discussed on page 63 of this circular, in the Non-GAAP and Other Financial Measures section on page 28 of our 2023 Annual MD&A and in the BMO Capital Markets Performance Review section on page 58 of our 2023 Annual MD&A. The reconciliations of BMO Capital Markets adjusted net income, return on equity and efficiency ratio (teb) are set out in the BMO Capital Markets Performance Review section of our 2023 Annual MD&A, which is incorporated by reference. The 2023 Annual MD&A is available on SEDAR+ at www.sedarplus.com and on our website at www.bmo.com/investorrelations. Financial information is presented as of October 31, 2023 and does not reflect reclassifications to certain financial results and measures that were effective November 1, 2023.

(2)

Adjusted results and measures for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans. In fiscal 2023 the provision for credit losses on performing loans was $6 million ($9 million pre-tax).

2023 Compensation

Mr. Barclay was awarded $7.326 million in variable pay for 2023.

The committee determined the award based on his target compensation, the performance of the bank and of his operating group, accomplishments tied to the bank’s Purpose and strategy, and our three-year TSR. The calculated multiplier for variable pay funding, including management’s recommended adjustments to account for secondary considerations, was 99%.

The committee assessed Mr. Barclay’s performance against his individual goals for the year and did not adjust his award from the funded amount.

Bank of Montreal Management Proxy Circular 2024	73

32% of Mr. Barclay’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 68% was deferred into stock options and performance share units (PSUs) which are adjusted for performance again before they are paid out. The number of PSUs that ultimately vest will depend on BMO’s three-year average adjusted ROE compared with plan. What Mr. Barclay actually receives in cash for his deferred awards will also depend on our share price at the time of vesting and exercise, starting in 2026.

68% of Mr. Barclay’s 2023 variable pay is deferred		(Canadian $)	2023	2022	2021
		Fixed pay
		Salary	600,000	600,000	600,000
	◀	Variable pay	7,326,000	8,400,000	8,787,000
		Cash bonus (short-term incentive)	2,376,000	2,656,500	2,952,000
		Performance share units (mid-term incentive — deferred)	3,851,100	4,186,000	4,428,000
		Stock options (long-term incentive — deferred)	1,098,900	1,207,500	1,107,000
		One-time RSU	—	350,000	300,000
		Total direct compensation	7,926,000	9,000,000	9,387,000

Alignment with shareholder interests

Share ownership

Mr. Barclay exceeds his share ownership guidelines.

Share ownership as at December 31, 2023
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of target total direct compensation

1.0x target total direct compensation	$577,933	$700,473	$13,603,679	—	$14,882,085	1.86

Pension

Mr. Barclay participates in the BMO Nesbitt Burns Employee Retirement Plan. On the same basis as other BMO Nesbitt Burns employees, he is required to contribute 2% of his earnings to an annual maximum of $3,000 and the bank contributes 4% of his earnings to an annual maximum of $4,500. The bank will match 100% of additional voluntary contributions equal to 2% of his earnings to a maximum of $3,000 per year.

As a Group Head, Mr. Barclay receives an additional bank contribution of 18% of his earnings to an annual maximum of $90,000. Once these contributions reach statutory limits, they will be directed to a non-funded non-registered notional account. See page 83 for more information.

74	Bank of Montreal Management Proxy Circular 2024

Erminia (Ernie) Johannson

Group Head, North American Personal & Business Banking

Ernie was appointed Group Head of North American Personal and Business Banking in February 2020. She co-heads Personal and Commercial Banking across North America and is a member of the bank’s Executive Committee. In her role, she supports BMO’s efforts to accelerate growth across North America, building exceptional customer service, innovating and generating sustainable profit growth.

Since joining BMO in 2012, Ernie has delivered results leading diverse businesses and corporate groups, including serving as North American Chief Risk Officer, for Personal and Commercial Banking.

Ernie serves as the Chair of the Board of Directors of the Canadian Bankers Association and on the board of directors of the U.S. Consumer Bankers Association. American Banker magazine has included Ernie on its list of the Most Powerful Women in Banking since 2019 and in 2022, she was named to WomenInc.’s list of the Most Influential Women Executives in Corporate America.

2023 Performance

Ms. Johannson delivered strong results against 2023 strategic priorities, including:

•  Sponsored the successful integration of Bank of the West, transitioning nearly 2 million customers and 2.7 million accounts to BMO, and onboarded new colleagues to support BMO’s growth ambitions.

•  Achieved leading revenue growth among our peers in Canadian Retail Banking.

•  Ranked first by J.D. Power(1) for Personal Banking Customer Satisfaction among the Big 5 Banks in its 2023 Canada Retail Banking Satisfaction Study, and named Best Retail Bank in Canada for the second consecutive year by World Finance magazine.

The individual accomplishments with a ● relate to BMO’s most relevant sustainability topics, as described in BMO’s Sustainability Report.

•  Advanced BMO’s Digital First strategy, receiving recognition for our leadership in digital transformation with a #1 ranking in Customer Satisfaction for Online Banking in the J.D. Power 2023 Canada Online Banking Satisfaction Study(2), two 2023 Celent Model Bank Awards: the Retail Digital Banking Transformation Award and the Customer Financial Resilience Award, as well as the Outstanding Machine Learning Initiative Award from The Digital Banker.

•  Completed the acquisition of the AIR MILES Reward Program, added new partnerships and introduced robust new features, including an updated travel booking platform, an AIR MILES mobile app and new ways to earn Miles.

•  Supported BMO’s Climate Ambition by launching the Greener Future Financing program for small and medium-sized agriculture businesses across Canada, committing $30 million to a financing product that supports investments in sustainable business practices and climate resilience measures. ●

•  Led a high-performing and diverse team while improving on strong employee engagement index scores – on par with the global benchmark for leading companies – with ongoing improvements in all priority areas of our winning culture. ●

(1)

BMO Bank of Montreal received the highest score among the Big 5 Banks in the J.D. Power 2023 Canada Retail Banking Satisfaction Study, which measures customers’ satisfaction with their primary bank. Visit jdpower.com/awards for more details.

(2)

BMO Bank of Montreal received the highest score in the J.D. Power 2023 Canada Banking Online Satisfaction Study, which measures customer satisfaction with financial institutions’ website experience for banking account management. Visit jdpower.com/awards for more details.

Financial

BMO Canadian and U.S. P&C performance is shown in the table below:

Operating group measures	2023 Reported	2023 Adjusted for compensation(1)(2)		Impact on variable pay
Canadian P&C (50%)(1)				Performance on financial goals is based on an equal blend of operating group and total bank financial performance (see page 62 for information about 2023 total bank financial performance)
Cdn P&C Net income(1)	$3,718 million	$3,839 million	Slightly below goal due to higher expenses and provisions for credit losses on impaired loans, partially offset by higher revenue
Cdn P&C Return on equity	26.9%	27.8%	Slightly below goal due to lower net income, for the reasons noted above
Cdn P&C Efficiency ratio(1)	44.1%	43.9%	Below goal due to higher expenses, partially offset by higher revenue
U.S. P&C (50%) (in U.S. dollar equivalents)(1)
U.S. P&C Net income(1)	$2,018 million	$2,260 million	Below goal due to lower revenue
U.S. P&C Return on equity	9.6%	10.8%	Below goal due to lower net income, for the reasons noted above
U.S. P&C Efficiency ratio (teb)(1)	58.4%	55.0%	Below goal due to lower revenue and higher expenses
(1)

Adjusted measures and ratios, including measures presented for U.S. P&C on a U.S. dollar basis and on a taxable equivalent basis (teb), are non-GAAP amounts or ratios, as discussed on page 63 of this circular, in the Non-GAAP and Other Financial Measures section on page 28 of our 2023 Annual MD&A and in the Canadian P&C and U.S. P&C Performance Review sections on pages 46 and 50, respectively, of our 2023 Annual MD&A. The reconciliations of Canadian P&C and U.S. P&C adjusted net income, return on equity, efficiency ratio and efficiency ratio (teb) are set out in the Canadian P&C and U.S. P&C Performance Review sections of our 2023 Annual MD&A, which is incorporated by reference. The 2023 Annual MD&A is available on SEDAR+ at www.sedarplus.com and on our website at www.bmo.com/investorrelations. Financial information is presented as of October 31, 2023 and does not reflect reclassifications to certain financial results and measures that were effective November 1, 2023.

(2)

Adjusted results and measures for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans. In fiscal 2023, the provision for credit losses on performing loans in Canadian P&C was $106 million ($146 million pre-tax) and the provision for credit losses on performing loans in U.S. P&C was US$71 million (US$97 million pre-tax).

Bank of Montreal Management Proxy Circular 2024	75

2023 Compensation

Ms. Johannson was awarded $4.650 million in variable pay for 2023.

The committee determined the award based on her target compensation, the performance of the bank and of her operating group, accomplishments tied to the bank’s Purpose and strategy, and our three-year TSR. The calculated multiplier for variable pay funding, including management’s recommended adjustments to account for secondary considerations, was 100%.

The committee assessed Ms. Johansson’s performance against her individual goals for the year and did not adjust her award from the funded amount.

30% of Ms. Johansson’s variable pay was allocated to her short-term incentive (an annual cash bonus). The remaining 70% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. The number of PSUs that ultimately vest will depend on BMO’s three-year average adjusted ROE compared with plan. What Ms. Johansson actually receives in cash for her deferred awards will also depend on our share price at the time of vesting and exercise, starting in 2026.

70% of Ms. Johansson’s 2023 variable pay is deferred		(Canadian $)	2023	2022	2021
		Fixed pay
		Salary	600,000	600,000	600,000
	◀	Variable pay	4,650,000	4,836,000	4,448,000
		Cash bonus (short-term incentive)	1,395,000	1,450,800	1,220,000
		Performance share units (mid-term incentive — deferred)	2,790,000	2,901,600	2,513,200
		Stock options (long-term incentive — deferred)	465,000	483,600	414,800
		One-time RSU	—	—	300,000
		Total direct compensation	5,250,000	5,436,000	5,048,000

Alignment with shareholder interests

Share ownership

Ms. Johansson exceeds her share ownership guidelines.

Share ownership as at December 31, 2023
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary

5x base salary	$2,191,110	$314,709	$8,998,008	$3,678,066	$15,181,893	25.30

Pension

Ms. Johannson participates in the following:

•	The defined benefit component of the BMO Canada Pension Plan, a federally registered pension plan for eligible Canadian employees.
•	The Executive Supplementary Pension Plan (Supplementary Plan), a bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Ms. Johannson’s total annual normal retirement pension benefit is:

•

Equal to 1.25% of her average pensionable salary (subject to certain limits), multiplied by her years of credited service, less an offset for a Canada Pension Plan (CPP) entitlement, plus 1.25% of the average of her five highest consecutive short-term incentive awards, capped at 45% of her average pensionable salary (subject to certain limits), multiplied by her years of credited service, plus 0.75% of her average pensionable salary, multiplied by the years of contributory service, because she has chosen to enhance a portion of her pension benefit by making optional contributions.

•

Pension attributed to the BMO Canada Pension Plan and Supplementary Plan is payable at age 65, but can be paid up to 10 years earlier on a reduced basis (a reduction of 4% per year for each year that retirement precedes age 65), subject to legislation, regulations and plan rules.

•	The portions paid from the BMO Canada Pension Plan and Supplementary Plan are paid as periodic payments.

Ms. Johannson’s total annual retirement pension benefit to date is $100,839 payable on an unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 82 for more information.

76	Bank of Montreal Management Proxy Circular 2024

Steve Tennyson

Chief Technology & Operations Officer

Steve was appointed Chief Technology & Operations Officer in November 2018 and is a member of the bank’s Executive Committee. Steve has global responsibility for the bank’s technology systems, operations, infrastructure, financial crimes unit and data management groups. Technology and Operations drives innovation across the bank, partnering with business leaders to use technology as a strategic lever in achieving business growth and delivering great customer experience.

Previously, Steve was the Executive Vice President & Chief Information Officer, Technology for BMO Financial Group. Prior to joining BMO, he was Senior Vice-President, Retail Markets Technology at CIBC and before that, Senior Vice-President & CIO at TD Bank. Steve holds a BA from the University of Western Ontario, an MBA from the York Schulich School of Business and a Chartered Financial Analyst (CFA) designation from the CFA Institute.

2023 Performance

Mr. Tennyson’s leadership supported the bank’s success on key 2023 strategic priorities, including:

•  Led the successful technology integration of Bank of the West, transitioning nearly 2 million Bank of the West customers to BMO, along with their accounts, financial products and online banking relationship, converted over 500 Bank of the West applications, and integrated Bank of the West colleagues into BMO’s internal processes and systems, and tracking to achieve post-conversion synergies and integration goals.

•  Advanced BMO’s diverse supplier representation through the continued increase in our share of total spending on suppliers with diverse ownership for the Technology & Operations group, achieving our aspirational funding goals. ●

The individual accomplishments with a ● relate to BMO’s most relevant sustainability topics, as described in BMO’s Sustainability Report.

•  Continued to invest in BMO’s technology infrastructure and maintain platforms that function at high levels of operational reliability and resilience to provide customers with a smooth online experience across digital channels, and to equip employees to detect and address cyber security threats across North America, Europe and Asia to help keep customers’ and employees’ data secure. ●

•  Advanced BMO’s Digital First strategy by migrating a number of key applications to the cloud and improving the bank’s digital resilience.

2023 Compensation

Mr. Tennyson was awarded $4.093 million in variable pay for 2023.

The committee determined the award based on his target compensation, total bank performance against the three financial goals, accomplishments tied to the bank’s Purpose and strategy, and our three-year TSR. The calculated multiplier for variable pay funding based on total bank performance, including management’s recommended adjustments to account for secondary considerations, was 95%. In addition, management recommended a one-time grant of $150,000 in RSUs, to recognize his leadership in the resilience and stability of the technology environment throughout the year.

The committee assessed Mr. Tennyson’s performance against his individual goals for the year and approved management’s recommended compensation.

29% of Mr. Tennyson’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 71% was deferred into stock options, restricted share units (RSUs), and performance share units (PSUs), which are adjusted for performance again before they are paid out. The number of PSUs that ultimately vest will depend on BMO’s three-year average adjusted ROE compared with plan. What Mr. Tennyson actually receives in cash for his deferred awards will also depend on our share price at the time of vesting and exercise, starting in 2026.

71% of Mr. Tennyson’s 2023 variable pay is deferred		(Canadian $)	2023	2022	2021
		Fixed pay
		Salary	600,000	600,000	600,000
	◀	Variable pay	4,092,500	5,021,500	3,567,000
		Cash bonus (short-term incentive)	1,182,750	1,506,450	984,000
		Performance share units (mid-term incentive — deferred)	2,168,375	2,761,825	2,060,250
		Stock options (long-term incentive — deferred)	591,375	753,225	522,750
		One-time RSU	150,000	—	—
		Total direct compensation	4,692,500	5,621,500	4,167,000

Bank of Montreal Management Proxy Circular 2024	77

Alignment with shareholder interests

Share ownership

Mr. Tennyson exceeds his share ownership guidelines.

Share ownership as at December 31, 2023
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary

5x base salary	$3,325,605	—	$7,638,999	$3,190,123	$14,154,727	23.59

Pension

Mr. Tennyson participates in the following:

•	The BMO Canada Pension Plan, a federally registered defined benefit pension plan for eligible Canadian employees.
•	The Executive Supplementary Pension Plan (Supplementary Plan), a bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Mr. Tennyson’s total annual normal retirement pension benefit is:

•

Equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (CPP) entitlement, plus 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service.

•

Pension attributed to the BMO Canada Pension Plan and Supplementary Plan is payable at age 65 but can be paid up to 10 years earlier on a reduced basis (a reduction of 4% per year for each year that retirement precedes age 65), subject to legislation, regulations and plan rules.

•	The portion paid from the BMO Canada Pension Plan and Supplementary Plan are paid as periodic payments.

Mr. Tennyson’s total annual retirement pension benefit to date is $73,209 payable on an unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 82 for more information.

78	Bank of Montreal Management Proxy Circular 2024

Executive Compensation Tables

and Other Financial Information

Summary compensation table

The table below shows the compensation for the NEOs in each of the last three fiscal years.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards(1)(2) ($)	Annual incentive plans(3) ($)	Pension value(4) ($)	All other compensation(5) ($)	Total compensation ($)

Darryl White Chief Executive Officer	2023	1,100,000	5,890,000	1,520,000	2,707,500	1,264,195	56,091	12,537,786
	2022	1,000,000	6,322,250	1,845,250	3,327,500	1,734,683	55,823	14,285,506
	2021	1,000,000	6,426,750	1,875,750	3,382,500	1,933,864	256,873	14,875,737

Tayfun Tuzun Chief Financial Officer	2023	809,520	2,010,852	309,362	769,044	35,302	0	3,934,080
	2022	775,080	2,301,215	341,523	742,462	32,618	0	4,192,898
	2021	722,285	2,225,252	330,249	733,467	43,311	5,711,336	9,765,900

Dan Barclay Chief Executive Officer & Group Head, BMO Capital Markets	2023	600,000	3,851,100	1,098,900	2,376,000	97,500	2,250	8,025,750
	2022	600,000	4,536,000	1,207,500	2,656,500	97,500	2,250	9,099,750
	2021	600,000	4,728,000	1,107,000	2,952,000	97,500	2,394	9,486,894

Ernie Johannson Group Head, North American Personal & Business Banking	2023	600,000	2,790,000	465,000	1,395,000	65,923	2,250	5,318,173
	2022	600,000	2,901,600	483,600	1,450,800	91,923	408,484	5,936,407
	2021	600,000	2,813,200	414,800	1,220,000	102,370	328,516	5,478,886

Steve Tennyson Chief Technology & Operations Officer	2023	600,000	2,318,375	591,375	1,182,750	71,078	2,250	4,765,828
	2022	600,000	2,761,825	753,225	1,506,450	88,641	2,250	5,712,391
	2021	600,000	2,060,250	522,750	984,000	95,395	2,394	4,264,789

Cash compensation and certain pension values paid in U.S. dollars has been converted into Canadian dollars using an average exchange rate for each fiscal year: US$1.00 = C$1.3492 in 2023, US$1.00 = C$1.2918 in 2022 and US$1.00 = C$1.2554 in 2021.

Equity awards granted in U.S. dollars have been converted into Canadian dollars using the November month-end spot rate for each fiscal year: US$1.00 = C$1.35685 in 2023, US$1.00 = C$1.34405 in 2022 and US$1.00 = C$1.27855 in 2021.

(1)

The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown are the values on the grant date in each of the 2023, 2022 and 2021 calendar years. The fiscal 2023 one-time RSU award for Steve Tennyson was granted in January 2024. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2021, November 1, 2020 to October 31, 2021. Equity awards granted in U.S. dollars during this period as set out below have been converted into Canadian dollars using the November month-end spot rate for 2020: US$1.00 = C$1.29635.

•	The value of options granted during this period was: Mr. White: $1,326,750, Mr. Barclay: $850,000, Ms. Johannson: $310,000 and Mr. Tennyson: $370,000.
•	The value of share-based awards during this period was: Mr. White: $4,545,750, Mr. Barclay: $3,380,000, Ms. Johannson: $1,850,000 and Mr. Tennyson: $1,460,000.

(2)

BMO uses a five-year average compensation fair value methodology. A third-party consultant prepared an estimate of the value of the options for 2023. The consultant uses a binomial pricing model, a commonly used valuation method, and gave key assumptions to determine option fair value: historic dividend yield: 3.81%, historic share price volatility: 19.08%, risk-free rate of return: 3.5% and option term: 10 years. Based on these assumptions, the compensation value of each option granted to the NEOs in December 2023 is $14.22 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in International Financial Reporting Standard 2, Share-Based Payments. For options granted in 2023, a binomial option pricing model was used with the following assumptions: expected dividend yield: 4.5%, expected share price volatility: 17.5%, risk-free rate of return: 3.3% and expected period until exercise: 6.5 years – 7.0 years. Based on these assumptions, the weighted-average value of each option granted in December 2023 is approximately $15.33 per option. For the options granted in December 2022, differences in similar assumptions resulted in a compensation value of $14.68 and an accounting value of $18.94.

(3)

Executives can defer a portion of their short-term cash incentive award and receive deferred share units (DSUs) instead. Ms. Johannson elected to defer 50% of her 2023 short-term cash incentive award into DSUs.

(4)

Pension value includes the current service cost and the impact of differences between actual compensation and compensation estimated for actuarial purposes (see pages 82 and 83 for information about the pension plans and obligations). The pension value for Mr. Tuzun includes contributions to the Employees’ 401(k) Savings Plan and the Non-Qualified Savings Plan. The pension value for Mr. Barclay includes contributions to the BMO Nesbitt Burns DC Pension Plan and the extra contribution for Group Head.

(5)

These amounts represent the bank’s contributions to the NEOs under the employee share purchase programs, plus the total value of perquisites, allowances or taxable benefits where they are at or above $50,000, or 10% of total annual salary (whichever is lower). In fiscal 2023 for Darryl White, this amount includes his annual executive allowance of $36,000.

Bank of Montreal Management Proxy Circular 2024	79

Outstanding option-based awards and share-based awards

The following tables show the value of the outstanding option-based and share-based awards for each NEO as of October 31, 2023.

		Option-based awards
Name	Grant date	Number of securities underlying unexercised options	Option exercise price(1)	Option expiration date	Value of unexercised in-the-money options(2)	Value of options exercised(3)
Darryl White	16-Dec-2013	0	$68.60	16-Dec-2023	$0	$439,305
	15-Dec-2014	15,876	$78.09	15-Dec-2024	$423,889
	14-Dec-2015	44,960	$77.23	14-Dec-2025	$1,239,098
	19-Dec-2016	46,440	$96.90	19-Dec-2026	$366,412
	18-Dec-2017	40,919	$100.63	18-Dec-2027	$170,223
	17-Dec-2018	80,559	$89.90	17-Dec-2028	$1,199,524
	16-Dec-2019	92,639	$101.47	16-Dec-2029	$307,561
	14-Dec-2020	101,172	$97.14	14-Dec-2030	$773,966
	24-Dec-2021	115,292	$135.58	24-Dec-2031	$0
	15-Dec-2022	125,723	$122.31	15-Dec-2032	$0
Total		663,580			$4,480,673	$439,305
Tayfun Tuzun	24-Dec-2021	20,300	$135.58	24-Dec-2031	0
	15-Dec-2022	23,270	$122.31	15-Dec-2032	0
Total		43,570			$0	$0
Dan Barclay	19-Dec-2016	16,694	$96.90	19-Dec-2026	$131,716
	18-Dec-2017	16,076	$100.63	18-Dec-2027	$66,876
	17-Dec-2018	17,381	$89.90	17-Dec-2028	$258,803
	16-Dec-2019	77,199	$101.47	16-Dec-2029	$256,301
	14-Dec-2020	64,817	$97.14	14-Dec-2030	$495,850
	24-Dec-2021	68,042	$135.58	24-Dec-2031	$0
	15-Dec-2022	82,271	$122.31	15-Dec-2032	$0
Total		342,480			$1,209,546	$0
Ernie Johannson	16-Dec-2013	0	$68.60	16-Dec-2023	$0	$330,738
	15-Dec-2014	3,522	$78.09	15-Dec-2024	$94,037
	14-Dec-2015	4,676	$77.23	14-Dec-2025	$128,871
	19-Dec-2016	4,553	$96.90	19-Dec-2026	$35,923
	18-Dec-2017	5,554	$100.63	18-Dec-2027	$23,105
	17-Dec-2018	11,124	$89.90	17-Dec-2028	$165,636
	16-Dec-2019	17,083	$101.47	16-Dec-2029	$56,716
	14-Dec-2020	23,640	$97.14	14-Dec-2030	$180,846
	24-Dec-2021	25,496	$135.58	24-Dec-2031	$0
	15-Dec-2022	32,950	$122.31	15-Dec-2032	$0
Total		128,598			$685,134	$330,738
Steve Tennyson	16-Dec-2013	0	$68.60	16-Dec-2023	$0	$1,050,661
	15-Dec-2014	7,908	$78.09	15-Dec-2024	$211,144
	14-Dec-2015	9,072	$77.23	14-Dec-2025	$250,024
	19-Dec-2016	8,803	$96.90	19-Dec-2026	$69,456
	18-Dec-2017	8,184	$100.63	18-Dec-2027	$34,045
	17-Dec-2018	20,857	$89.90	17-Dec-2028	$310,561
	16-Dec-2019	22,996	$101.47	16-Dec-2029	$76,347
	14-Dec-2020	28,215	$97.14	14-Dec-2030	$215,845
	24-Dec-2021	32,131	$135.58	24-Dec-2031	$0
	15-Dec-2022	51,320	$122.31	15-Dec-2032	$0
Total		189,486			$1,167,422	$1,050,661

(1)	The option exercise price is equivalent to the closing market value of BMO common shares on the trading day immediately preceding the date of grant.
(2)	The value of unexercised in-the-money options equals the difference between the grant price of the options and the closing price of the shares on the TSX on October 31, 2023 ($104.79).
(3)	The value of options exercised is the proceeds received in fiscal 2023 from the exercise of options granted in previous years, before deductions for taxes and commissions.

80	Bank of Montreal Management Proxy Circular 2024

		Share-based awards
Name	Grant date	Plan	Number of shares or units that have not vested	Market or payout value of unvested share-based awards not paid out or distributed	Number of shares or units that have vested(4)	Market or payout value of vested share- based awards not paid out or distributed(5)
Darryl White	14-Dec-2015	Awarded DSU			14,294	$1,497,825
	19-Dec-2016	Awarded DSU			13,769	$1,442,862
	18-Dec-2017	Awarded DSU			16,046	$1,681,417
	14-Dec-2020	PSU	56,608	$5,931,919
	13-Dec-2021	PSU	50,056	$5,245,411
	15-Dec-2022	PSU	50,235	$5,264,176
		Deferred DSU			20,794	$2,178,962
Total			156,899	$16,441,506	64,903	$6,801,066
Tayfun Tuzun	04-Jan-2021	Awarded DSU	13,048	$1,367,329
	04-Jan-2021	RSU	5,133	$537,858
	13-Dec-2021	PSU	17,333	$1,816,300
	15-Dec-2022	PSU	18,286	$1,916,142
Total			53,800	$5,637,629
Dan Barclay	14-Dec-2020	PSU	42,091	$4,410,689
	13-Dec-2021	PSU	34,489	$3,614,064
	04-Jan-2022	RSU	2,368	$248,168
	15-Dec-2022	PSU	33,261	$3,485,443
	3-Jan-2023	RSU	2,903	$304,200
Total			115,112	$12,062,564
Ernie Johannson	14-Dec-2020	PSU	23,038	$2,414,134
	13-Dec-2021	PSU	19,575	$2,051,234
	04-Jan-2022	RSU	2,368	$248,168
	15-Dec-2022	PSU	23,056	$2,415,996
		Deferred DSU			22,614	$2,369,703
Total			68,037	$7,129,532	22,614	$2,369,703
Steve Tennyson	15-Dec-2014	Awarded DSU			2,389	$250,331
	14-Dec-2015	Awarded DSU			2,291	$240,120
	19-Dec-2016	Awarded DSU			1,977	$207,181
	18-Dec-2017	Awarded DSU			1,797	$188,319
	14-Dec-2020	PSU	18,181	$1,905,209
	13-Dec-2021	PSU	16,047	$1,681,543
	15-Dec-2022	PSU	21,945	$2,299,614
		Deferred DSU			15,877	$1,663,762
Total			56,173	$5,886,366	24,331	$2,549,713

(4)

The number of shares or units that have vested represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

(5)	The value of outstanding shares or units for DSUs, RSUs and PSUs is based on the closing price of a BMO common share on the TSX on October 31, 2023 ($104.79).
The value of PSUs assumes no performance adjustment. The market or payout value of vested share-based awards not paid out or distributed represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

Bank of Montreal Management Proxy Circular 2024	81

Incentive plan awards – Value vested or earned

The table below shows the value of option-based awards, share-based awards and non-equity incentive plan compensation that vested or was earned in fiscal 2023.

Name	Option-based awards – value vested during the year(1) ($)	Share-based awards – value vested during the year(2) ($)	Non-equity incentive plan compensation – value earned during the year(3) ($)

Darryl White	2,125,276	7,370,056	2,707,500

Tayfun Tuzun	—	618,837	769,044

Dan Barclay	1,006,631	7,409,259	2,376,000

Ernie Johannson	334,566	2,571,680	1,395,000

Steve Tennyson	540,785	2,234,540	1,182,750
(1)

The value of stock options that vested during the fiscal year is based on the difference between the grant price of the options and the closing price of a BMO common share on the TSX on the vesting date.

(2)

The value of share-based awards that vested during the fiscal year includes dividend equivalents earned on these awards during the period. Share-based awards are valued using a 20-day volume-weighted average of a BMO common share on the TSX calculated as at December 1, 2022 for RSU and PSU awards, and a 10-day average of a BMO common share on the TSX calculated as at December 1, 2022 for DSU awards. At vesting, the PSU awards received by Mr. White, Mr. Barclay,

Ms. Johannson and Mr. Tennyson were determined using a performance factor of 107%, based on the bank’s three-year average adjusted return on equity of 14.6%, compared with the target of 13.9% set at the beginning of the performance period. The full target range was from a threshold of 11.9% to a maximum of 15.9%.
(3)

These are the annual cash incentive awards for 2023. The table includes the full amount of the annual cash bonus even if a portion was voluntarily deferred into DSUs. Mr. Tuzun’s amount has been converted into Canadian dollars using an average exchange rate of US$1.00 = C$1.3492 in 2023.

Retirement benefits

Defined benefit pension plan table

Three of the NEOs participate in a defined benefit pension plan sponsored by the bank. Mr. Tuzun participates in the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris and BMO Financial Corp. Non-Qualified Savings Plan, and Mr. Barclay participates in the BMO Nesbitt Burns Employee Retirement Plan and Non-Qualified Savings Plan, which are defined contribution plans. The table below shows the pension benefits under the defined benefit pension plans, including the annual pension payable to the NEOs for three pension-eligibility time frames – year-end, at normal retirement (estimated) and at age 65 (estimated) – and accrued obligations determined on a defined benefit basis.

		Annual benefits payable(1)(2) ($)
Name	Number of years credited service	At year-end(3)	At normal retirement	At age 65	Accrued obligation at start of year(4) ($)	Compensatory change(5) ($)	Non-compensatory change(6) ($)	Accrued obligation at year-end(4) ($)

Darryl White	7.00	754,842	1,250,000	1,250,000	6,040,829	1,264,195	-18,884	7,286,140

Ernie Johannson	11.64	100,839	163,026	163,026	819,705	65,923	22,266	907,894

Steven Tennyson	12.10	73,209	94,186	94,186	747,871	71,078	12,597	831,546
(1)	Annual benefits payable include all pension entitlements from the bank.
(2)	All annual benefits shown for Ms. Johannson and Mr. Tennyson reflect earnings as of October 31, 2023.
(3)	Annual benefits payable reflect the pension benefit earned as at year-end and do not reflect the reductions of benefits applied in the event of early retirement.
(4)

Accrued obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities set out in Note 21 to the consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an NEO is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different compared to the accrued obligation due to differences between the lump sum assumptions (which depend on economic conditions at the time of retirement), and the assumptions used to prepare the consolidated financial statements.
(5)

Compensatory change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes.

(6)

Non-compensatory change includes interest on the obligation and changes in assumptions, changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions.

82	Bank of Montreal Management Proxy Circular 2024

Defined contribution pension plan table

The table below describes the bank’s contributions to the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris and BMO Financial Corp. Non-Qualified Savings Plan for Mr. Tuzun and the defined contribution pension from the BMO Nesbitt Burns Employee Retirement Plan for Mr. Barclay.

Name	Defined contribution pension Accumulated value at start of year ($)	Compensatory(1) ($)	Defined contribution pension Accumulated value at year-end ($)

Tayfun Tuzun(2)	123,939	35,302	198,227

Dan Barclay	342,777	97,500	458,370

(1)

The compensatory amount includes only the bank’s contributions to the BMO Nesbitt Burns Employee Retirement Plan on behalf of Mr. Barclay and to the BMO 401(k) Savings Plan and the BMO Financial Corp. Non-Qualified Savings Plan on behalf of Mr. Tuzun. Both plans provide “above market investment earnings” and the amounts for Mr. Tuzun were converted at the exchange rate outlined in the notes to the summary compensation table. The BMO Nesbitt Burns Employee Retirement Plan requires a participant to contribute 2% of their earnings to an annual maximum of $3,000 and the bank contributes 4% of their earnings to an annual maximum of $4,500. The bank matches 100% of additional voluntary contributions equal to 2% of the participant’s earnings to a maximum of $3,000 per year. As a Group Head, Mr. Barclay receives an additional bank contribution of 18% of his earnings to an annual maximum of $90,000. Once these contributions reach statutory limits, they will be directed to a non-funded non-registered notional account. The BMO 401(k) Savings Plan provides a 2% contribution of the participant’s earnings to maximum earnings of $330,000 in 2023 and the bank matches 100% of additional contributions equal to 5% of their earnings (maximum of $330,000 in 2023). The BMO Financial Corp. Non-Qualified Savings Plan provides a core contribution of 2% of earnings above the 401(k) limit of $330,000 to a maximum of $500,000 and for a match of 100% of additional contributions equal to 5% of salary in excess of the limit up to $500,000 or $170,000 in 2023.
(2)

Mr. Tuzun’s accumulated values have been converted into Canadian dollars using the spot rate of US$1.00 = C$1.3868 at October 31, 2023, and US$1.00 = C$1.3625 at October 31, 2022. The compensatory value has been converted into Canadian dollars using the average exchange rate of US$1.00 = C$1.3492 at fiscal 2023 year-end.

Bank of Montreal Management Proxy Circular 2024	83

Termination and change of control benefits

The table below explains how the components of the executive compensation program for the NEOs are treated under five termination scenarios, and where applicable the incremental payment.(1)

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change of control

Base pay (salary)	Ceases immediately	Ceases immediately	Severance paid as a lump sum or salary continuation	Ceases upon voluntary retirement	No incremental payment

Short-term incentive plan (bonus)	Forfeited	Forfeited	As negotiated	Pro-rated for the year	No incremental payment

Bank mid-term incentive plan (RSUs and PSUs)	Forfeited	Forfeited	Normal vesting and payout dates apply Units are forfeited if non-solicit or non-compete provisions(2) are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply Units are forfeited if non-solicit or non- compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply

Long-term incentive plan (stock options)	All options are cancelled	All options are cancelled	Unvested options are cancelled. Vested options expire the earlier of normal expiry or 90 days after termination. If non-solicit or non-compete provisions(3) are breached, vested options are cancelled. However, if employee is at retirement age, the retirement provisions apply instead	Normal expiry for all options. If non-solicit or non-compete provisions are breached, all options are cancelled	Upon termination other than for cause within 24 months after change of control, all options become fully vested and will expire within 90 days

Deferred share units	Units are redeemed if vested, otherwise forfeited	Units are redeemed if vested, otherwise forfeited(4)	Units are redeemed if vested, otherwise forfeited	Units are redeemed	Units remain outstanding

BMO Canada Pension Plan Executive Supplementary Pension Plan	No incremental payment	No incremental payment

No incremental payment from the BMO Canada Pension Plan

For Supplementary Plan, prior to age 55, bonus-related pension provision (1.25% of best average earnings less the average pensionable salary, multiplied by Canadian credited service) is payable

				No incremental payment	No incremental payment(5)

BMO Nesbitt Burns Employee Retirement Plan Employees’ Retirement Plan of Bank of Montreal/Harris Employees’ 401(k) Savings Plan of Bank of Montreal/Harris	No incremental payment	No incremental payment	No incremental payment	No incremental payment	No incremental payment

Benefits	None	None	None	None	None

Perquisites	Cease	Cease	Subject to negotiation	Cease	No incremental payment

(1)	Mr. White, Mr. Tuzun, Mr. Barclay, Ms. Johannson, and Mr. Tennyson have employment agreements that specify their termination and change of control benefits:
•	For Mr. White, there is no incremental payment on resignation, termination with cause or retirement. His payment on termination without cause equals two years of credited service under the pension plan plus a severance payment of two times his current base salary and target cash bonus. He receives a payment on change of control if he is terminated without cause within 24 months of the change of control. The payment is the same as he receives on termination without cause. Termination without cause includes voluntary termination within 24 months of a change of control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.
•	For Mr. Tuzun, Mr. Barclay, Ms. Johansson, and Mr. Tennyson there is no incremental payment on resignation, termination with cause or retirement. Their payment on termination without cause is a severance payment of two times target total cash (1.5 times for Mr. Tuzun).
(2)

The term of such non-competition and non-solicitation restrictions, where applicable, is 90 days and 12 months, respectively, following effective date of termination of employment. Such covenants may be waived by the Human Resources Committee.

(3)

The term of such non-competition and non-solicitation restrictions, where applicable, is 18 months, respectively, following effective date of termination of employment. Such covenants may be waived by the board.

(4)	DSUs granted on or after December 2013 that have vested may be forfeited on termination with cause.
(5)

Mr. White is entitled to an enhanced pension benefit provided via a bank-funded, non-registered agreement defining his overall pension arrangement, which on a change of control entitles him to $250,000.

84	Bank of Montreal Management Proxy Circular 2024

The table below shows the estimated incremental payments to each NEO at, following, or in connection with each of the termination scenarios as at October 31, 2023(1), unless otherwise indicated. The table includes severance amounts for those NEOs whose severance payments are governed by written employment agreements, but does not include amounts to which an NEO may be entitled under common law or civil law.

Name	Type of payment	Resignation ($)	Termination with cause ($)	Termination without cause ($)	Retirement (early or normal) ($)	Change of control(2) ($)
Darryl White	Total cash severance	0	0	7,900,000	0	7,900,000
	Stock options	0	0	0	0	927,747
	Pension	0	0	250,000	0	250,000
	Total	0	0	8,150,000	0	9,077,747
Tayfun Tuzun	Total cash severance	0	0	2,428,560	0	2,428,560
	Stock options	0	0	0	0	0
	Pension	0	0	0	0	0
	Total	0	0	2,428,560	0	2,428,560
Dan Barclay	Total cash severance	0	0	6,000,000	0	6,000,000
	Stock options	0	0	0	0	624,000
	Pension	0	0	0	0	0
	Total	0	0	6,000,000	0	6,624,000
Ernie Johannson	Total cash severance	0	0	3,990,000	0	3,990,000
	Stock options	0	0	0	0	209,204
	Pension	0	0	0	0	0
	Total	0	0	3,990,000	0	4,199,204
Steve Tennyson	Total cash severance	0	0	3,690,000	0	3,690,000
	Stock options	0	0	0	0	254,018
	Pension	0	0	0	0	0
	Total	0	0	3,690,000	0	3,944,018

(1)

The estimated incremental benefit calculations assume the NEO ceased to be an employee on October 31, 2023. Values are based on the closing price of a BMO common share on the TSX on October 31, 2023 ($104.79). Incremental payments in U.S. dollars have been converted at US$1.00 = C$1.3492.

•	Severance payments for Mr. White, Mr. Tuzun, Mr. Barclay, Ms. Johannson, and Mr. Tennyson are governed by employment agreements. Mr. White’s termination without cause includes voluntary termination by the executive within 24 months of a change of control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom he reports, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location (“Good Reason”).
•	Stock option values shown are the in-the-money amount of options vesting earlier than normal, reflecting the value realized assuming all options were exercised on October 31, 2023. Accelerated vesting of all stock options would occur if the NEO’s employment terminates, other than for cause, within 24 months of the change of control, and all options expire within 90 days thereafter. Options do not vest automatically on a change of control without termination of employment.
•	Pension payments for Mr. White are governed by his employment agreement. Payments for Ms. Johannson and Mr. Tennyson are governed by the BMO Canada Pension Plan and the Executive Supplementary Pension Plan, for Mr. Barclay by the BMO Nesbitt Burns Employee Retirement Plan, and for Mr. Tuzun by the BMO 401(k) and Non-Qualified Savings Plans.
(2)

Reflects amounts in the event of a termination without cause following a change of control or a voluntary termination by the executive for Good Reason within 24 months of a change of control. Statutory benefits have not been included in the table. For the definition of a change of control for the stock option plan, refer to page 84. For the purposes of the enhanced pension benefit for Mr. White, a change of control is the result of a merger, amalgamation, consolidation of operations or purchase of the bank. The enhanced pension benefit requires a change of control and termination without cause in order for severance payments to be made.

Bank of Montreal Management Proxy Circular 2024	85

Additional information about the long-term incentive plans

Stock option plans

The bank’s stock option plan is the only compensation plan under which the bank issues equity securities. Shareholders approved the stock option plan in 1995, and approved an amendment to increase the number of shares that may be issued under the plan at the annual meeting of shareholders on March 31, 2020.

Dilution impact of long-term incentive plan

At any time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share values, the committee has established a guideline limiting overhang to 7.5% or less of the total number of issued and outstanding shares. The bank also monitors the outstanding number of options (dilution), and the number of options issued each year (burn rate).

The table below shows these key measures, and the management of stock option awards to minimize the dilutive effect on shareholders.

	Measure (shown as a % of issued and outstanding shares as of October 31 of each year)
	2023	2022	2021

Overhang The total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of 720,982,672, the total number of issued and outstanding shares at the end of the fiscal year	2.35%	2.61%	2.84%

Dilution The number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding shares at the end of the fiscal year	0.88%	0.88%	0.88%

Burn rate The number of stock options granted in the applicable fiscal year, expressed as a percentage of the weighted-average number of outstanding shares for the applicable fiscal year	0.19%	0.15%	0.15%

Securities authorized for issuance under the equity compensation plans

The following table shows (at October 31, 2023):

•	Shares to be issued when outstanding options under the stock option plan are exercised;
•	Remaining number of shares available for issue under the stock option plan. Shareholders have approved all equity compensation plans that involve issuing shares.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted- average exercise price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 1) (3)

Equity compensation plans approved by the security holders	6,312,576	$105.26	10,619,482

Equity compensation plans not approved by the security holders	nil	nil	nil

Total	6,312,576	$105.26	10,619,482

86	Bank of Montreal Management Proxy Circular 2024

Bank’s stock option plan – Issuance limits

Eligibility	Options granted to employees of the bank and its affiliates (including employees on a temporary leave of absence) at the committee’s discretion.

Maximum number of shares issuable	84,200,000 shares (representing 11.68% of issued and outstanding shares as at October 31, 2023).

Currently issued (dilution)	6,312,576 shares issuable upon exercise of outstanding options (representing 0.88% of the bank’s issued and outstanding shares as at October 31, 2023).

Available for issue	10,619,482 shares remaining available for issuance (representing 1.47% of the bank’s issued and outstanding shares as at October 31, 2023).

Other limits

The number of shares issuable to insiders, at any time, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares.

The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares.

The maximum number of shares reserved for issuance under options to any one participant cannot exceed 5% of the shares then issued and outstanding.

Committee guideline (overhang)	The committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the bank’s issued and outstanding shares.

Bank’s stock option plan – Conditions

Maximum term	Expires 10 years from date of grant. If the expiry falls during a bank trading blackout period, the term is extended to the fifth business day after the blackout period is lifted. Any option holder who is a U.S. taxpayer is excluded from this provision.

Exercise price	Equal to the closing price of the shares on the TSX on the trading day immediately preceding the date of grant.

Vesting and exercise of options

Stock options must vest before they can be exercised. Stock options granted on or after December 2013 vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Options granted prior to December 2013 vest in equal tranches over a four-year period starting from their grant date. Options cannot vest prior to the first anniversary of the grant date.

The committee may outline different vesting terms in the participant’s award acknowledgement (as of 2013).

The committee has full discretion to determine the number of options to be granted in the form of standard options and those with growth in share price conditions.

Expiry of options

Options expire on the tenth anniversary of the grant date. For participants whose retirement, death or permanent disability occurs before January 1, 2020, options expire on the earlier of the tenth anniversary of the grant date and the fifth anniversary of the date of retirement, death or long-term disability.

Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited.

Transfer/assignment	Only by will or under succession laws.

Forfeiture on detrimental act committed while employed	All or a portion of a former executive’s vested and non-vested options may be forfeited if it is discovered that they committed an act detrimental to the bank while they were still employed by the bank.

Forfeiture on competition	Options may be forfeited where a retired participant, a participant on permanent disability or a participant who was terminated without cause competes with the bank or solicits the bank’s employees, customers or suppliers during their restricted period.

Stock appreciation rights	The plan permits the granting of stock appreciation rights (SARs) in lieu of or in tandem with option grants on substantially the same terms as options except that the market price on exercise shall be the weighted-average trading price of the shares for the five trading days prior to exercise. On exercise, SARs entitle the holder to receive a cash payment equal to any increase in the market price of a share from the date of grant to the exercise date. No SARs are outstanding.

Change of control	If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise.

Bank of Montreal Management Proxy Circular 2024	87

Plan changes	The committee or board of directors may amend, modify or terminate the plan at any time as long as any changes do not decrease entitlements that have accrued prior to the date of change. Shareholders must approve the following changes:

(i) Increasing the number of shares reserved for issue under the plan.

(ii) Reducing the exercise price of an award (the cancellation or termination of an award of a plan participant prior to its expiry date for the purpose of re-issuing awards to the same plan participant shall be treated as an amendment to reduce the exercise price of an award).

(iii) Extending the term of an award beyond the expiry date (except where an expiry date would have fallen within a blackout period of the bank).

(iv) Extending eligibility to participate in the plan to non-employee directors.

(v) Allowing options or stock appreciation rights to be transferred other than for normal estate settlement purposes.

(vi) Extending the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the bank).

(vii) Allowing awards, other than options and stock appreciation rights, to be made under the plan.

(viii) Deletion of or reduction to the range of amendments which require shareholder approval under the plan.

Amendments which may be made without shareholder approval include: amendments of a “housekeeping” nature, the addition of covenants of the bank to protect participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices for applicable withholding taxes, a change to the vesting provisions of an option and a change to the termination provisions of an option, which does not involve extending the term of the option beyond its original expiry date.

Exercise process	(i) Executives open a BMO brokerage account.

(ii) When the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin.

(iii)  When an executive has elected to sell all or some of the shares issued after exercising the options, the brokerage firm retains a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest.

(iv) When an executive has elected to hold the shares issued after exercising the options, the executive must pay the strike price, applicable commissions and taxes and debit interest.

An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for shares equivalent in value to the in-the-money amount.

Clawback

Up to 100% of the benefit associated with an executive’s unexercised options may be clawed back if, through the executive’s misconduct or gross negligence in managing risk, BMO or BMO Financial Corp. suffers, or could suffer, a consequential financial or reputational loss or is required to restate its financials.

Up to 100% of the benefit received from exercising stock options in the past 36 months may be clawed back if there is, or could be, a financial restatement or misconduct, as per bank policy.

As of 2023, if the bank restates its annual or quarterly financial statements, clawbacks will be applied to senior officers.

BMO Capital Markets variable compensation plan – Key features

Eligibility	BMO Capital Markets employees (excluding the BMO Capital Markets CEO)

Form of award	Cash or restricted share units (RSUs)

Pool funding

A global pool is established based on a fully expensed model driven by net income before bonus and taxes.

The pool incorporates a BMO Capital Markets ROE measure.

The pool is fully adjusted for actual loan losses (excluding provisions on performing loans), and may also be adjusted to reflect other considerations such as risk and total bank performance.

Form of award(1)

Individual awards are apportioned between cash and RSUs, based on the nature of the role and compensation level.

For Managing Directors and above, the cash portion can be voluntarily deferred into DSUs.

All material risk takers in BMO Capital Markets receive at least 40% of their incentive award in RSUs. See page 89 for more information on material risk takers.

RSU terms

•  Value of the RSUs is based on the share price.

•  Vest and pay out either a) in instalments over a period of three years or b) at the end of three years.

•  Earn dividend equivalents as additional RSUs.

•  Non-vested units are forfeited on resignation.

•  Continue to vest upon retirement or termination without cause, subject to a non-compete provision and/or non-solicit provision.

•  Non-vested RSUs are forfeited if a participant committed an act while employed with the bank that would have led to termination for cause.

Clawback

Cash, RSUs and DSUs paid out in the past 36 months may be clawed back if there is a financial restatement, and if there is or could be significant financial or reputational harm to the bank through employee misconduct or negligence in managing risk, as per bank policy.

Payouts of RSU equity awards may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted.

(1)	For BMO Capital Markets employees whose awards are governed by Capital Requirements Directive V, the structure of awards aligns with those prescribed by legislation.

88	Bank of Montreal Management Proxy Circular 2024

Other financial information

This section of the management proxy circular contains information about compensation plans and employees with the ability to expose the bank to material amounts of risk (material plans and material risk takers) and is consistent with the FSB Principles and Standards for Sound Compensation Practices and the Pillar 3 Disclosure Requirements of the Basel Committee on Banking Supervision.

The committee is accountable for establishing and approving compensation policies and philosophies for BMO Financial Group’s material plans and employees. Its overall approach is consistent with the approach it takes to executive compensation, with appropriate modifications to comply with requirements in local jurisdictions:

•	Tie variable pay awards and payouts to the bank’s objectives, business performance targets, Purpose and strategic priorities, shareholder returns and risk profiles.
•	Consider individual performance and adherence to BMO’s Code of Conduct when determining variable pay.
•	Require material risk takers to defer a significant portion of their variable pay.

See Executive Compensation starting on page 42 for information about executive compensation and the committee’s role.

Material plans

The committee annually approves the criteria for identifying material plans and the subsequent list of material plans, after receiving input from the bank’s management oversight committees, comprising Risk, Audit, Finance, Human Resources and Legal and Regulatory Compliance groups.

Three factors are considered when determining whether a compensation plan is deemed material:

•	Whether the compensation plan includes material risk takers.
•	The total annual compensation spend of the plan.
•	The judgment of the Enterprise Compensation Oversight Committee.

The committee also approves:

•	The list of material plans.
•	Annual funding for the material plan variable pay pools, after review by the management oversight committees and CEO.
•	Design changes to material plans, after review by the management oversight committees and CEO (see page 48 for more information about the management oversight committees).

Material risk takers

The committee has approved the following criteria for identifying material risk takers:

•	All Senior Vice-Presidents and above in the bank.
•	Certain roles in BMO Capital Markets, Corporate Treasury and BMO Wealth Management that could have a material impact on the bank’s risk profile.

The following standards apply to the compensation of material risk takers:

•	Non-financial metrics (such as risk limits exceeded, misconduct or unsatisfactory audit reports) are consolidated in performance assessments and compensation decisions.
•	Variable pay reflects pay for performance and appropriate risk measures.
•	Deferred compensation for this group is at least 40% of their total variable pay.

Compensation tables for material risk takers

Cash compensation paid has been converted into Canadian dollars at an average rate of exchange of US$1.00 = C$1.3492, £1 = C$1.6685, 1 HKD = C$0.1723 and 1 euro = C$1.4507 in fiscal 2023 and US$1.00 = C$1.2918, £1 = C$1.6186, 1 HKD = C$0.1649 and 1 euro = C$1.3757 in fiscal 2022.

Equity awards granted have been converted into Canadian dollars using the November month-end spot rate of US$1.00 = C$1.356850, £1 = C$1.712752, 1 HKD = C$0.173735 and 1 euro = C$1.477677 in fiscal 2023 and US$1.00 = C$1.344050, £1 = C$1.620252, 1 HKD = C$0.172198 and 1 euro = C$1.399492 in fiscal 2022.

Bank of Montreal Management Proxy Circular 2024	89

Total direct compensation awarded in fiscal 2023 and 2022

	2023		2022
Category(1)	Senior executives	Other material risk takers	Senior executives	Other material risk takers

Number of employees	13	206	11	178

Total fixed pay (non-deferred) ($)	9,138,080	75,795,802	7,350,160	63,960,325

Total variable pay

Cash (non-deferred) ($)	13,210,446	153,610,142	16,403,844	163,455,119

Cash (deferred) ($)	697,500	5,681,029	725,400	1,687,414

Share-based (deferred) ($)	31,087,392	174,139,567	33,696,069	181,375,465

Option-based (deferred) ($)	5,733,500	10,104,811	7,806,598	11,255,535

Total variable pay ($)(2)	50,728,838	343,535,549	58,631,911	357,773,533

Total direct compensation ($)	59,866,918	419,331,351	65,982,071	421,733,858
(1)	Employees who have left the bank during the year are included in these categories. Senior executives are the bank’s most senior executives.
(2)	Total variable pay represents the total of cash (excluding fixed compensation), share-based and option-based compensation.

Deferred compensation outstanding and paid out in fiscal 2023 and 2022

	2023		2022
Category(1)	Senior executives	Other material risk takers	Senior executives	Other material risk takers

Cash

Vested ($)	0	1,816,965	0	1,717,492

Unvested ($)	337,300	4,517,353	0	3,374,369

Share-based(1)(2)

Vested ($)	15,972,149	28,715,415	21,611,026	23,968,885

Unvested ($)	109,515,262	400,043,064	128,083,144	423,582,335

Option-based(1)(3)

Vested ($)	8,790,132	9,170,394	26,024,586	16,327,142

Unvested ($)	2,894,477	3,971,838	23,783,199	26,913,602

Paid in the fiscal year ($)	44,947,725	176,817,380	35,143,803	144,920,729
(1)	Based on the closing price of a BMO common share on the TSX on October 31, 2023 ($104.79) and October 31, 2022 ($125.49).
(2)	The value of vested and unvested share-based awards equals the number of outstanding units on October 31, 2023, multiplied by the closing share price.
(3)

The value of vested and unvested in-the-money options is equal to the difference between the grant price of the options and the closing share price on October 31, 2023. Vested options include options that have vested and cannot be exercised because they have not met the price condition hurdles.

Outstanding share-based and option-based awards are subject to implicit adjustments (share price fluctuation) and explicit adjustments (risk adjustments, clawback or forfeiture to address business events that have exceeded compliance thresholds or risk appetite). In 2023 share-based compensation was reduced by $8.9 million due to explicit adjustments from material risk takers who were not senior executives. There were no explicit adjustments in 2022. There were no implicit adjustments in 2023 and 2022.

Other compensation paid

In 2023, severance payments of $23.7 million were committed to for 11 material risk takers and $23.8 million was paid out to 15 material risk takers. In 2022, severance payments of $13.6 million were committed to for eight material risk takers and $16.1 million was paid out to 15 material risk takers, this includes an additional $6.3 million paid to 7 additional material risk takers over the figures reported in 2022. These amounts do not include cash bonuses paid in each year. The severance payments awarded were aligned with common law practice. No senior executive received or was awarded severance in fiscal 2023 or 2022.

In 2023, the bank paid $12.7 million in guaranteed bonuses to five material risk takers. It also paid $18.4 million in sign-on payments to eight material risk takers. In 2022, the bank paid $9.1 million in guaranteed bonuses to five material risk takers. It also paid $19.7 million in sign-on payments to five material risk takers.

Information about the highest severance awarded for 2023 and 2022 has been disclosed to OSFI on a confidential basis.

90	Bank of Montreal Management Proxy Circular 2024

OTHER INFORMATION

Related party transactions

The Audit and Conduct Review Committee’s Charter sets out its responsibilities for:

(i)	overseeing the effectiveness of self-dealing identification and procedures established by management for related and affected parties and monitoring compliance with applicable laws;
(ii)

reviewing and approving as considered appropriate practices to identify related party transactions that could have a material effect on the stability or solvency of the bank, and the measurement criteria and benchmarks for permitted related party transactions;

(iii)	reviewing and, if advisable, approving the terms and conditions of related party loans that exceed established benchmarks; and
(iv)	reviewing reports to the Audit and Conduct Review Committee on related and affected party transactions.

For the fiscal year ending October 31, 2023, BMO’s Chief Compliance Officer advised the Audit and Conduct Review Committee there were no transactions that required reporting to or approval of the Audit and Conduct Review Committee and certified the effectiveness of the procedures used by the bank and its designated subsidiaries for identifying and monitoring related and affected party transactions to comply with applicable laws.

Indebtedness

As at January 31, 2024, we were not aware of any current or former directors, nominated directors, executive officers and employees, or any of their respective associates, having outstanding loans to BMO or our subsidiaries other than routine indebtedness. We were also not aware of any outstanding loans to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by BMO or our subsidiaries.

We do not make personal loans to our directors and executive officers, as defined by the United States Sarbanes-Oxley Act of 2002, unless the loans meet the requirements of this law.

The table below presents the indebtedness of anyone who is, or was during the most recently completed fiscal year, a director or executive officer of BMO, a nominated director of BMO, or an associate of any of these persons, except routine indebtedness as defined in securities legislation and indebtedness that has been repaid entirely at the date of this circular. We are not required to disclose routine indebtedness as Canadian securities laws define it.

Name and principal position	Involvement of bank or subsidiary	Largest amount outstanding during fiscal year ended October 31, 2023	Amount outstanding as at January 31, 2024	Financially assisted securities purchases during fiscal year ended October 31, 2023	Amount forgiven during fiscal year ended October 31, 2023
Sharon Haward-Laird General Counsel	Bank of Montreal (lender)	$2,479,131.91	$2,016,003.41(1)	—	$0
Steve Tennyson Chief Technology & Operations Officer	Bank of Montreal (lender)	$0	$3,206,497.22(2)	—	$0
(1)

Amount includes: (a) a conventional mortgage with outstanding amount of $1,624,686.26, secured by residence, 5 years closed fixed rate mortgage with the rate of 1.93%, maturity date of June 1, 2026; and (b) a conventional mortgage with outstanding amount of $391,317.15, secured by secondary property, 5 years closed fixed rate mortgage with the rate of 3.49%, maturity date of February 1, 2024.

(2)

A conventional mortgage secured by residence, 5 years variable rate mortgage with the rate of Prime – 0.60%. On January 31, 2024, Prime was at 7.2% so the overall rate at January 31st is 7.7%, maturity date of January 1, 2029.

The table below shows total employee loans outstanding to us or our subsidiaries at January 31, 2024:

To us or our subsidiaries
Total indebtedness (other than routine indebtedness)	$17,825,683.75

Bank of Montreal Management Proxy Circular 2024	91

Insurance

We pay for liability insurance for our directors and officers to provide coverage in circumstances where we do not, or are not permitted to, indemnify our directors and officers for their acts and omissions.

Coverage is $450,000,000, has no deductible, and we renew the coverage annually. We paid a net premium of $2.44 million to renew the coverage in 2024.

Normal course issuer bid

During the years ended October 31, 2021, 2022 and 2023, the Bank did not have share buyback programs in place and did not repurchase any of its common shares for cancellation.

Director approval

The board has approved the content of this circular for distribution to shareholders.

Paul Noble

SVP, Chief Legal Officer, Enterprise Legal & Corporate Secretary

February 7, 2024

Board mandate

The Board of the Bank is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board Mandate and such other duties as necessary or appropriate, including:

1.	Culture, Purpose and Integrity

1.1	Approving and monitoring compliance with BMO’s Code of Conduct and monitoring the Bank’s performance against its Purpose; and
1.2

satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.	Governance

2.1

providing stewardship and using its collective expertise, skills, experiences and competencies, to probe, provide proactive, timely, objective and thoughtful guidance to, and oversight of, senior management;

2.2	developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;
2.3	establishing appropriate structures and procedures to allow the Board to function independently of management;
2.4	establishing Board committees, appointing Board committee chairs and approving their respective charters to assist the Board in carrying out its duties and responsibilities;
2.5

evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution, skills and independence of the Board and its members;

2.6	approving the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management; and
2.7

overseeing the process pursuant to which the Office of the Superintendent of Financial Institutions (“OSFI”) is to be promptly notified of any potential changes to the membership of the Board and senior management.

92	Bank of Montreal Management Proxy Circular 2024

3.	Strategic Planning Process

3.1

overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Bank’s business, its risk appetite, its environmental, social and governance strategy, levels of capital and liquidity, emerging trends, and the competitive environment in the industry;

3.2	supervising the implementation and effectiveness of the Bank’s approved strategic and operating plans taking into consideration its risk appetite framework;
3.3

reviewing, approving and monitoring performance against the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and

3.4	reviewing and approving all major initiatives, corporate decisions and transactions, as well as applicable funding transactions.

4.	Risk Management, Internal Controls and Organizational Structure

4.1	overseeing that processes are in place to identify the principal risks of the Bank’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;
4.2	reviewing and approving at least annually the Risk Appetite Framework (as defined in the Risk Review Committee charter);
4.3	monitoring risk management activities for sufficient independence, status and visibility;
4.4

reviewing and approving at least annually significant policies and practices that require respect for, and compliance with, applicable legal, regulatory and internal requirements and obtaining reasonable assurance about the Bank’s compliance;

4.5	overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness;
4.6	reviewing reports provided by management on the effectiveness of internal control over financial reporting;
4.7	reviewing and approving at least annually the Bank’s organizational structure; and
4.8	satisfying itself, to the extent feasible, that the Chief Executive Officer and other executive officers promote an appropriate and sound risk culture throughout the organization.

5.	Communications and Public Disclosure

5.1	reviewing and approving the Bank’s significant disclosure documents including financial statements;
5.2

approving the Bank’s disclosure policy that provides for timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;

5.3	periodically assessing the Bank’s Shareholder Engagement Policy and monitoring feedback received from the Bank’s stakeholders; and
5.4

overseeing a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chair of the Board by furnishing publicly available instructions in the Bank’s management proxy circular and/or on its website.

6.	Evaluation and Succession Planning

6.1

overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chair of the Board, Board committee chairs, independent directors, the Chief Executive Officer and other senior executives as well as the heads of the oversight functions;

6.2

establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer, monitoring progress against those expectations and dismissing and replacing the Chief Executive Officer as necessary;

6.3	approving the selection criteria for new directors, nominating directors for election, appointing Board committee members, and reviewing the independence of directors; and
6.4

establishing expectations and responsibilities of the Chair of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

7.	Definitions

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

Updated August 29, 2023

Bank of Montreal Management Proxy Circular 2024	93

SHAREHOLDER PROPOSALS

Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montréal, Québec, H2X 1X3 submitted eight proposals. An English translation and MÉDAC’s supporting comments, and the bank’s response, are set out in full below. Of these MÉDAC proposals, Proposal No. 1 to 3 are submitted for your vote. Following discussions with the bank, MÉDAC agreed not to submit five of its proposals to a shareholder vote. Additional details on these withdrawn proposals are below.

Proposal No. 1

In-Person Annual Shareholders’ Meetings

Be it proposed that the Corporation’s annual shareholders’ meetings be held in person, and that virtual meetings be held in addition to, but not in replacement of, face-to-face meetings.

Supporting statement

Since 2020, when annual shareholders’ meetings began to be held in virtual format because of COVID-19 health restrictions, we have voiced numerous criticisms of the way these meetings are organized1.

OECD Principles of Corporate Governance state that:

“[ ] due care is required to ensure that remote meetings do not decrease the possibility for shareholders to engage with and ask questions to boards and management in comparison to physical meetings. Some jurisdictions have issued guidance to facilitate the conduct of remote meetings, including for handling shareholder questions, responses and their disclosure, with the objective of ensuring transparent consideration of questions by boards and management, including how questions are collected, combined, answered and disclosed. Such guidance may also address how to deal with technological disruptions that may impede virtual access to meetings.2”

Virtual meetings provide benefits that we readily acknowledge, but they should not be an excuse for not holding face-to-face meetings. Like Teachers’3, we believe that annual shareholders’ meetings should be held in person, with virtual meetings being held in addition to (in hybrid fashion, as all banks did in 2023), but not in replacement of, face-to-face meetings. We all agree that all shareholders should enjoy the same rights, whether they participate in person or remotely. This position is supported by many organizations, including the Canadian Coalition for Good Governance (CCGG)4 and a number of major institutional investors.

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE BMO IS COMMITTED TO SHAREHOLDER ENGAGEMENT AND BMO’S APPROACH TO THE CONDUCT OF VIRTUAL ASPECTS OF SHAREHOLDER MEETINGS PROVIDES SHAREHOLDERS WITH SUBSTANTIALLY THE SAME OPPORTUNITIES FOR PARTICIPATION AS IN-PERSON MEETINGS.

The board respectfully requests that shareholders vote AGAINST this proposal because it is unnecessary given BMO’s commitment to shareholder engagement and established approach of conducting virtual aspects of shareholder meetings with substantially the same opportunities for participation as in-person meetings.

Our Annual Meeting of Shareholders is an important opportunity for shareholders to participate in the governance of the bank and to engage with the board and management. We currently offer both in-person and virtual options for shareholders to participate. BMO has always been committed to shareholder engagement and shareholder attendance at shareholder meetings by virtual means has not altered that commitment. BMO has held one virtual-only

1	Assemblées annuelles: dérive virtuelle, MÉDAC, 2023-05-09 https://medac.qc.ca/2098/
2

Recommendation of the Council on Principles of Corporate Governance, OECD Legal Instruments, OECD/LEGAL/0413, adopted 07/07/2015, amended 06/07/2023 https://legalinstruments.oecd.org/en/instruments/OECD-LEGAL-0413

3	Good Governance is Good Business – 2023 Proxy Voting Guidelines, Ontario Teachers’ Pension Plan (Teachers’) https://www.otpp.com/content/dam/otpp/documents/OTPP Proxy Voting Guidelines 2023 EN.pdf
4

“Virtual-only shareholder meetings are an unsatisfactory substitute for in-person shareholder meetings because they risk undermining the ability of shareholders to hold management accountable.”, Say no to virtual-only shareholder meetings – they let companies duck accountability, Catherine McCall, The Globe and Mail, May 21, 2023 https://www.theglobeandmail.com/business/commentary/article-say-no-to-virtual-only-shareholder-meetings-they-let-companies-duck/

94	Bank of Montreal Management Proxy Circular 2024

shareholder meeting in 2020 and, in honour of this commitment, did so in a way that facilitated shareholder participation.

There are substantial opportunities for emerging technologies to advance shareholder voting, increase attendance and participation, and ultimately improve the shareholder experience, while avoiding the significantly higher costs, carbon impact and physical security risks inherent in person meetings. Technology for the conduct of virtual shareholder meetings has proven to be successful not only in preserving effective shareholder participation in meetings, but is also more inclusive of our shareholders, wherever they may be located. Our experience has been that in-person attendance at annual shareholder meetings is declining and the attendance rate is improved overall when a virtual attendance option is offered to shareholders.

In advance and also during the live meetings, we provide shareholders with information concerning the procedures for how shareholder questions can be asked and how they will be addressed. Shareholders are also given opportunities to make motions, raise points of order or respond to questions or comments made by other shareholders, and provide direct feedback to management. When attending virtually, shareholders can do all these things verbally or through chat functions, at the choice of the shareholder.

The Bank also provides proponents of shareholder proposals, including those to be voted on at the meeting and for those withdrawn, an opportunity to speak live to the proposal at the meeting in whichever format they choose. This is the case whether the proponent is there in person or attending virtually.

Importantly, the proposal does not account for extraordinary circumstances, such as the resurgence of a pandemic, in which in-person meetings may be prohibited or significantly restricted by regulations or simply not advisable. Accordingly, it would not be prudent to preclude the possibility of virtual-only meetings in the future.

We note that public policy also supports the use of technology for virtual-only shareholder meetings, as evidenced by the Government of Canada’s proposed amendment to the Bank Act to permit virtual-only shareholder meetings.

For each of these reasons, the board recommends a vote AGAINST this proposal.

Bank of Montreal Management Proxy Circular 2024	95

Proposal No. 2

Public Disclosure of Non-Confidential Information, Country-By-Country Reporting, Compensation Ratios and Tax Havens

Be it proposed that the Bank disclose to the general public, on an annual basis, the non confidential information relating to its Country-by-Country Reporting, for the purposes of detailed and meaningful calculations of compensation ratios, namely broken down by jurisdiction, and to contribute to combatting tax havens, particularly as regards transparency.

Supporting statement

On several occasions over the years, the Bank received from MÉDAC – henceforth from Vancity – shareholder proposals requesting the calculation and disclosure of the compensation ratio. Despite the substantial number of votes supporting these proposals, the bank still refuses to disclose its overall compensation ratio, as has been mandatory for some time now in the United States and as many companies already do here in Canada.

Of course, a number of arguments have been put forward against the publication of such a ratio. Also, despite the fact that the compensation ratio should be published for all employees in accordance with Global Reporting Initiative (GRI) standards1, public disclosure of non-confidential data in the “Country by Country Reporting” – Action 132 of the OECD/G20 Inclusive Framework3 on

BEPS4 (base erosion and profit shifting), an international initiative to which Canada is a signatory - would enable the calculation of significant compensation ratios so as to allow a better interpretation of the overall compensation ratio by broadening the description of the context.

Moreover, disclosing these non-confidential data to the general public - as is the case in several other countries, notably in Europe - would be an exercise in transparency, goodwill and good faith that would directly contribute to efforts to combat tax evasion, tax avoidance, tax havens and other “complacent laws”.

For all these reasons, the Bank must publicly announce the non-confidential data of its Country by Country Reporting each year.

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE BMO ALREADY PROVIDES COUNTRY-BY-COUNTRY REPORTING AS REQUIRED TO TAX AUTHORITIES AND PUBLIC DISCLOSURE OF THIS INFORMATION WOULD NOT PROVIDE CLARITY OR USEFUL INFORMATION FOR SHAREHOLDERS.

The board respectfully requests that shareholders vote AGAINST this proposal because BMO already provides country-by-country reporting as required to tax authorities. Public disclosure of this information would not provide clarity or useful information for shareholders, which is one reason it is not required.

We provide detailed information regarding our income tax contributions and controls in accordance with applicable accounting standards as well as tax related information, including our applicable effective tax rate(s), in our annual and quarterly reports publicly filed with the Canadian Securities Administrators and the Securities and Exchange Commission. We disclose country-by-country information to tax authorities as required. We comply with relevant tax laws and guidance in all jurisdictions in which we do business. Our tax compliance is informed by our Code of Conduct which requires BMO employees to act ethically and with respect for the law.

We believe that disclosure of country-by-country financial information would not provide clarity for shareholders as there are a number of differences between this information and BMO’s publicly filed consolidated financial statements, including differences in accounting standards.

Disclosure of country-by-country financial information would require providing additional data relating to legal entities that are consolidated in our financial statements, across multiple business groups and sectors, which we believe is not material, and would not provide useful information to our shareholders. Moreover, it is not required nor is it the practice of any of our financial services peers in Canada or the U.S.

With respect to the disclosure of compensation ratios, we are committed to transparency and to providing fair and competitive compensation to our employees. Sufficient information already exists in our public disclosure for shareholders to assess our compensation practices. Please refer to our response to Shareholder Proposal No. 5 on page 100, and to our 2023 Annual Report and our 2023 Sustainability Report.

For each of these reasons, the board recommends a vote AGAINST this proposal.

1

Disclosure 2-21, Annual Total Compensation Ratio, Full set of Global Reporting Initiative (GRI) standards - Disclose a. ratio; b. percentage increase; and: c. “contextual information necessary to understand the data”/ (Emphasis added.) https://www.globalreporting.org/pdf.ashx?id=12024

2	Action 13 - Country by Country Reporting https://www.oecd.org/tax/beps/beps-actions/action13/
3	Inclusive Framework on Base erosion and profit shifting https://www.oecd.org/tax/beps/
4	What is BEPS, OECD https://www.oecd.org/tax/beps/about/

96	Bank of Montreal Management Proxy Circular 2024

Proposal No. 3

Advisory Vote on Environmental Policies

Be it proposed that the Bank hold an annual advisory vote on its environmental and climate objectives and action plan.

Supporting statement

According to an online survey conducted by Léger Marketing and the Association for Canadian Studies for The Canadian Press in October 2022, 70% of Canadians are concerned or very concerned about climate change. The high percentage of votes in favour of our shareholder proposal last year is a clear reflection of this concern in this country. This vote is also surely an expression of the questioning of the corporation’s shareholders as to the breadth of actions taken in environmental matters. The recent forest fires and floods of the past year have done nothing to alleviate these concerns, and there is every reason to believe that they will exacerbate them.

A recent report1 by Oxfam Québec on the carbon footprint of the country’s banking portfolios calls on shareholders to be more demanding of the efforts made in this regard. One of the observations taken from the report is worth highlighting:

“[ ] not only have none of Canada’s major DTIs committed to withdrawing from the fossil fuel sector in the short or medium term, but they all persist in presenting themselves as participants in the energy transition and sustainable financing aimed at either decarbonizing the processes of extraction, transformation and/or use of fossil fuels or supporting diversification of the “green” asset portfolios of companies in the sector, particularly in the areas of green technologies and renewable energy.”

The report even describes their initiatives as relatively unambitious:

“For example, the total C$850 billion pledged by BMO, RBC, Scotiabank, CIBC and TD for 2020–2030, while not inconsiderable, will ultimately represent only two-thirds of their previously committed fossil fuel assets between 2016 and 2020 alone, which were in excess of C$1.3 trillion.”

We have little time left to clean up our environment and leave future generations a better place to live. It is therefore important for shareholders to be able to express their opinion on the breadth of action that our companies wish to take over the next few years, and to stimulate greater proactivity.

In France, a bill2 regarding say on climate would requires all listed companies to submit their “climate and sustainability” strategy to their shareholders every three years or whenever there is a material change.

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE BMO PROVIDES ROBUST AND REGULAR UPDATES ON ENVIRONMENTAL MATTERS, INCLUDING CLIMATE CHANGE, THROUGH ITS SUSTAINABILITY AND CLIMATE REPORTS. BMO IS COMMITTED TO EXTENSIVE SHAREHOLDER ENGAGEMENT ON ENVIRONMENTAL AND CLIMATE STRATEGY, WHICH IS SIGNIFICANTLY MORE USEFUL THAN A SHAREHOLDER VOTE.

The board respectfully requests that shareholders vote AGAINST this proposal because it is unnecessary as BMO provides robust and regular updates on environmental matters, including climate change, through its sustainability and climate reports. BMO is committed to extensive shareholder engagement on environmental and climate strategy, which is significantly more useful than a shareholder vote.

Management and the board have taken concrete steps to develop and implement a credible climate strategy, and this climate strategy is an integral and foundational part of the Bank’s overall strategy that is approved by the board. BMO’s current environmental policies and commitments, include our climate strategy, our robust sustainability and climate-related disclosure, the comprehensive governance structure we have implemented to both monitor and manage sustainability-related issues, including climate, and the active role of our board and management in environmental and climate oversight. An advisory vote on BMO’s environmental and climate strategy, even if non-binding in nature, would necessitate the creation of a new governance structure for approving an important component of our strategy which would be inconsistent with the board’s responsibility and accountability.

Our climate disclosure has been aligned with the recommendations of the Task Force on Climate-related Financial Disclosure since 2018 and our Climate Report, issued annually, continues to be so aligned. Our climate disclosure also sets out our climate action plan, which can be reviewed in our 2023 Climate Report. Additionally, we have set out our progress against our climate commitments in both our 2023 Climate Report and our 2023 Sustainability Report.

Our Climate Ambition, which we launched in 2021, is a Purpose-aligned commitment to be our clients’ lead partner in the transition to a net zero world. BMO’s Climate Ambition involves quantification and disclosure of financed emissions and intermediate (2030) and

1

A Closer Look at the Carbon Footprint of Canadian Bank Portfolios, Hubert Rioux, Institut de recherche en économie contemporaine (IRÉC), 2022 https://oxfam.qc.ca/wp-content/uploads/2022-canada-banks-carbon-footprint-report.pdf

2	Loi relative à l’industrie verte https://www.vie-publique.fr/loi/289323-industrie-verte-decarbonation-projet-de-loi

Bank of Montreal Management Proxy Circular 2024	97

longer-term (2050) targets developed using robust, science-based guidelines. Details regarding our Climate Ambition and targets can be found in BMO’s 2023 Climate Report.

In support of our Climate Ambition and commitment, BMO joined the United Nations Environment Programme (UNEP) supported Net Zero Banking Alliance (NZBA). The NZBA has established a robust and credible framework for banks to align their financing activities with net zero by 2050 climate goals. Our approach follows the methodology of the Partnership for Carbon Accounting Financials (PCAF), with our target setting guided by the principles of the NZBA. BMO continues to work to implement our NZBA commitments, including having developed a transition action plan and disclosure summarizing our approach.

Additionally, BMO has board-level key risk metrics for Carbon-Related Assets in relation to our risk appetite for Environmental and Social Risk. Our climate risk scenario analysis program has been advancing in response to regulatory developments in this area, such as OSFI’s Guideline B-15.

Extensive shareholder and stakeholder engagement and dialogue have helped to inform our strategy and our actions taken to carry out that strategy. We remain committed to working collectively with stakeholders, including governments, banking and securities regulators, and shareholders. This collaboration is reflected in the ongoing implementation and iteration of our climate strategy to ensure our actions reflect and respond to evolving stakeholder priorities. BMO believes that continuing such engagement is essential in its journey to fulfill its Purpose.

In light of the complexity and depth of our sustainability and climate strategies and commitments, shareholders would have difficulty making an informed decision on an advisory vote on environmental and climate objectives. Moreover, in contrast to BMO’s existing engagement practices which provide meaningful input on investor priorities and perspectives, there would be little meaningful information to be had from an “up or down” vote.

Direct shareholder engagement has allowed investors to clearly communicate their views about BMO’s sustainability and climate strategy and will continue to do so. BMO welcomes these interactions and takes shareholder and stakeholder views into account when developing these strategies.

For each of these reasons, the board recommends a vote AGAINST this proposal.

Proposal No. 4

InvestNow Inc. (InvestNow) on behalf of Gina Pappano, 7 Shannon Street, Toronto, O.N. M6J 2E6 has submitted the following proposal for your vote.

Report on Impact of Oil and Gas Divestment

Submitted by InvestNow Inc., a not-for-profit organization that challenges the divestment movement and advocates for investment in Canada’s oil and gas sector. This is submitted on behalf of Gina Pappano, Executive Director of InvestNow, a shareholder of the bank.

RESOLVED: That Bank of Montreal (“BMO”) commission and issue a report disclosing the Bank’s exposure to oil and gas divestment and to qualify and quantify the impacts of divestment from the Canadian oil and gas sector on shareholder value and other relevant economic analysis should BMO continue on the path toward currently established Net Zero objectives.

Supporting statement

Attacks on the oil and gas sector are coming from all fronts. Celebrities, internet influencers, radical activist shareholders, ideologically driven financial alliances and well-funded non-profit organizations are all calling for “divestment” and promoting elimination of the Canadian oil and gas sector in the next 25 years.

We are calling on BMO to commission a report that would provide data and analysis on the impact on revenue projections, profit, share price, and the impact on the Canadian economy overall, as the bank adopts policies or guidelines aimed at suppressing Canada’s oil and gas sector through a divestment policy.

The banking sector has a critical role to play in Canada’s economy and prosperity. The oil and gas sector also has a critical role to play in Canada’s economy and prosperity. The world will continue to use fossil fuels throughout this century, including beyond 2050 notwithstanding current Net Zero aspirations. If the oil and gas the world needs is not supplied by Canadian energy companies it will be supplied by authoritarian regimes in poorly regulated, undemocratic countries that are less responsible and less environmentally friendly. The banks cannot permit themselves to be part of a scheme designed to strangle a sector that is of vital importance, not only to our own citizens, but to the democratic world.

Financing the Canadian oil and gas sector is essential for the functioning of the economy, for jobs, for innovation, and for global emission reductions.

98	Bank of Montreal Management Proxy Circular 2024

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE BMO’S APPROACH TO CLIMATE INCLUDES SUPPORT FOR CLIENTS IN CANADA’S ENERGY SECTOR, NOT DIVESTMENT, AND BECAUSE SUFFICIENT INFORMATION IS ALREADY DISCLOSED FOR SHAREHOLDERS TO EVALUATE THE IMPACTS OF OUR STRATEGIES.

The board respectfully requests that shareholders vote AGAINST this proposal because it is unnecessary given BMO’s approach to climate includes support for clients in Canada’s energy sector, not divestment, and because sufficient information is already disclosed for shareholders to evaluate the impacts of our strategies.

BMO’s stated Climate Ambition is to be our clients’ lead partner in the transition to a net zero world. BMO has made clear that it is not pursuing a divestment strategy tied to climate goals for the oil and gas sector. The Bank’s commitment is to be our clients’ lead partner in the context of our Climate Ambition, which supports the Bank’s climate strategy and is set by the board and management. It also supports the net zero strategy adopted by Canada’s oil and gas sector. Our goal is to be part of a transition that considers and promotes a thriving economy, recognizing that the economic and social needs of the communities we serve could be impacted by divestment strategies that may result in a disorderly transition to net zero and, moreover, that do not impact real world emissions reductions.

We continue to support our clients in their efforts to reduce emissions and assist with their goal, over time, to transition their businesses in support of a low-carbon economy. In support of this, we have prioritized engagement with our clients to support their transition plans. We are also mindful of the role governments play, through policies and regulations, in ensuring that companies are encouraged and empowered to begin their respective transitions and fulfill their transition plan goals.

BMO’s leadership has been public in our support for the Canadian oil and gas sector, as we take steps to support the transition to a lower carbon operating context. The Bank’s support has included public statements from our senior leadership, identifying Canada as a supplier of choice with the cleanest and most ethically sourced liquid natural gas in the world. BMO has recognized, in the context of the lower carbon transition, that North American oil and gas producers are leaders in climate-focused innovations and have ambitious emission reduction goals, including GHG emissions, air pollutants and other sources. BMO leadership has stated that it is necessary to continue to incentivize these and other high-trust producers because they can be effective stewards with dependable, transparent sustainability standards.

The Bank’s approach is consistent with that taken by the Oilsands Pathways Alliance. The Oilsands Pathways Alliance is a coalition of Canada’s largest oil sands producers operating about 95% of Canada’s oil sands production working together on a plan to reduce GHG emissions from oil sands production in phases, with the goal of net zero emissions by 2050.

BMO is cognizant of the regulatory context in which we operate. In Canada, where Canada’s Net-Zero Emissions Accountability Act, became law on June 29, 2021, enshrining in legislation Canada’s commitment to achieve net-zero emissions by 2050. Further, prudential banking regulators in North America and elsewhere, such as OSFI in Canada and the OCC in the United States, have developed and continue to develop approaches to evaluate transition risks for the financial sector that influence our climate strategy.

The Bank’s approach to the integration of net zero strategy reflects commercial, risk management and regulatory considerations. These strategies and approaches are reported on extensively in our 2023 Sustainability Report and our 2023 Climate Report. Our quarterly and annual public disclosure provides shareholders and others with a fulsome quantitative and qualitative discussion of our financial performance, which includes the impacts of all our strategies, including those relating to sustainability and climate.

For each of these reasons, the board recommends a vote AGAINST this proposal.

Bank of Montreal Management Proxy Circular 2024	99

Proposal No. 5

Vancity Investment Management, 100 183 Terminal Avenue, Vancouver, BC V6A 4G2 has submitted the following proposal for your vote.

Be it resolved

The Board of Directors undertake a review of executive compensation levels in relation to the entire workforce and, at reasonable cost and omitting proprietary information, publicly disclose the CEO-compensation-to-median-employee-pay-ratio on an annual basis.

Supporting statement

Job action by United Auto Workers and Hollywood talent illustrates the employee unrest impacting many industries and underscores the discrepancy between corporate profits and increased executive pay compared to workers’ trailing wages. Exacerbating this unrest is stagnant wage growth combined with rising inflation, particularly impacting necessities like housing, energy, and food1.

Sluggish wage growth trailing inflation for average employees is in stark contrast to executive compensation, where realized wages have continued to exceed inflation and diverge from the rest of the workforce. This data is widely available, and this growing gap is undisputed.

While companies with lower levels of unionization are less exposed to direct labour action, they are still exposed to similar financial impacts. This is often felt through increased employee turnover, absenteeism, and lowered employee morale. For instance, research has shown that a burnt-out employee can incur a cost equivalent to over 30% of their salary and that replacing an existing employee can cost up to 400% of their annual salary2.

To effectively implement strategies that increase company value, senior executives need engaged employees to execute their vision. Many studies show that social comparison is a powerful factor in human interaction and employee satisfaction is heavily dependent on perceived fairness in compensation3.

The perception that only executives benefit from company growth and that the average worker is not fairly compensated for their individual contribution is demotivating for employees. The CEO-compensation-to-median-employee-pay-ratio is a useful mechanism to evaluate and assess wage distributions within a company. When pay differentials are closely monitored and managed, employees are more likely to be highly engaged and productive.

Say-on-pay vote results have very little to do with a company’s management of pay differentials. Shareholders are lacking information on how exposed BMO is to human capital risks associated with skewed compensation distributions. Vancity has filed this proposal with several of BMO’s peers last year and received over 10% support. MEDAC has previously filed a similar proposal with BMO, indicating there is demand for this information.

As a financial institution, BMO is heavily dependent on human capital to drive growth and in turn, shareholder value. The CEO-compensation-to-median-employee-pay-ratio provides a simple cost- effective way for BMO to communicate how the company manages pay differentials. Scotiabank provides this ratio and the Global Reporting Initiative, which BMO already utilizes, offers a well- recognized method to calculate this through indicator 2-21.

The aim of this disclosure is not to limit executive compensation but to ensure that shareholders have the appropriate information to evaluate BMO’s management of human capital risks. Disclosing and tracking the ratio will allow BMO to better manage employee engagement and morale, talent recruitment and retention and mitigate the increasing financial and reputational risk associated with growing pay differentials.

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE BMO IS CONFIDENT IN ITS FAIR AND COMPETITIVE APPROACH TO TOTAL REWARDS FOR ITS EMPLOYEES AND THERE IS NO ACCEPTED METHODOLOGY FOR CALCULATING A CEO PAY RATIO.

The board respectfully requests that shareholders vote AGAINST this proposal given BMO’s fair and competitive approach to total rewards for its employees and because there is no accepted methodology for calculating a CEO pay ratio.

The board remains committed to fair and competitive total rewards for all of BMO’s employees. In particular, in the current environment of inflation and economic uncertainty, BMO has taken this commitment very seriously and over the course of the last few years we have implemented several total reward enhancements. We implemented both mid-year and year-end salary increase programs for a large number of non-executive employees. Across the enterprise additional salary increase programs were also completed to improve the market competitive pay levels of select

1	https://www.forbes.com/sites/annefield/2022/05/23/ceo-worker-pay-gap-widens-and-employees-arent-happy-about-it/?sh=11cd613d3afb
2	https://www.joinpavilion.com/blog/the-real-cost-of-burnout; https://www.simplybenefits.ca/blog/employee-retention-what-is-the-true-cost-of-losing-an-employee
3	https://www.psychologytoday.com/ca/blog/work-smarter-not-harder/202303/the-executive-worker-pay-gap-isnt-without-consequences

100	Bank of Montreal Management Proxy Circular 2024

groups of employees and roles across all our lines of business. In the U.S., we increased our minimum wage to $20 per hour and launched a refreshed voluntary medical benefits program with new income-based cost-sharing supports for lower earners, to partially offset sharply rising health care costs.

With the help of enhancements like these, the value of our total rewards programs continues to grow. At the same time, BMO’s employee engagement index scores have increased across the entire enterprise, with results against our winning culture behaviors also improving, indicating that our employees continue to feel cared for at work and have a strong sense of inclusion.

As part of ensuring employee rewards and practices are competitive and equitable we participate in various compensation benchmarking activities with other financial institutions of comparable size and scope. The results of these surveys help us to make informed decisions and to continue to attract and retain talented employees.

When assessing CEO pay, the board has developed a number of factors to be considered. These factors include the pay of CEOs at other major Canadian banks, large Canadian insurance companies, select U.S. financial firms of similar size and scope, and companies listed on the TSX 60 with similar market capitalization. The board also continues to review and assess CEO pay ratios as part of its annual assessment of CEO pay. However, after several years of analysis and discussion its review of ratios has highlighted the potential limitations and issues associated with them and the board continues to have significant concerns about their disclosure.

Foremost among its concerns is the lack of an accepted methodology against which companies calculate and compare this information. Even current disclosures which have been made seem to lack consistency and fulsome disclosure as to how the amounts are calculated, including which employees are included or excluded from the outcomes, and adjustments to be made for different country-specific elements of compensation. This makes comparisons of such data potentially inaccurate, unreliable and misleading.

However, as it may be of interest to our stakeholders, we committed in 2019 to continue publishing in our annual reports and management proxy circulars the relevant information from which they could easily calculate the ratio of CEO pay to the average compensation of BMO’s full-time equivalent employees. We have honoured this commitment and will continue to do so. We also note that we provide extensive disclosure about our executive compensation and total rewards strategies and practices in our Proxy Circular, Annual Report and Sustainability Report.

The board is satisfied that the engagement of BMO’s employees continues to be strong, that BMO’s approach to total rewards for all its employees is fair and competitive and that BMO’s current approach to executive compensation is balanced.

For each of these reasons, the board recommends a vote AGAINST this proposal.

Bank of Montreal Management Proxy Circular 2024	101

Following discussions with the bank, MÉDAC agreed that the following five proposals would not be submitted for a shareholder vote. The Bank has agreed with MÉDAC to include these withdrawn proposals in the circular for informational purposes only. They are not part of the formal business of the meeting.

Withdrawn Proposal

Incentive Compensation for all Employees Based on ESG Objectives

Be it proposed that the Board of Directors consider introducing a new approach to incentive compensation with the aim of tying part of all employee compensation to the organization’s performance in regards to its main ESG objectives.

Supporting statement

In April 2022, Mastercard CEO Michael Miebach announced that the company was expanding its ESG incentive compensation program to all employees1. Referring to the implementation of such a program for executives during the previous year, he said that this compensation strategy had enabled the corporation to meet and exceed its objectives. He added:

“Each and every one of us shares the responsibility to uphold our ESG commitments [ ] That’s why we’re extending that model to our annual corporate score and all employees globally, taking our shared accountability and progress to the next level.2”

Like Mr. Miebach, we believe that attaining many ESG objectives is not just the responsibility of senior executives, but rather of all employees who, in their day-to-day responsibilities, can make a significant contribution to achieving the company’s priority objectives, going beyond them and suggesting innovative means of achieving them more quickly. For Mastercard’s CEO, this new compensation strategy, which includes all employees, has led him to bring forward the achievement of carbon neutrality from 2050 to 20403.

BMO’s Response

The proponent has agreed to withdraw the proposal following constructive engagement with BMO.

Pay for performance is an essential part of our Winning Culture. The success of our employees is aligned with the successes of our bank and our lines of business. We earn more when results are above the performance goals that we set for ourselves, and less when results are below. This is equally true when it comes to our sustainability goals.

Sustainability is embedded in our strategy and is fundamental to our Purpose: to Boldly Grow the Good, in business and in life. For instance, one of the fundamental pillars of our strategy is to be our clients’ lead partner in the transition to a net-zero world. We seek to support the climate and sustainability strategies of our clients through our banking products and services. Effective management of sustainability is critical both to effective risk management and employee engagement, and also creates new commercial opportunities with our clients. Annually, we include sustainability goals in the strategic objectives we set for executives. Our progress on these objectives accounts for 25% of executive incentive funding, and 25% of the incentive funding for our operations and corporate areas employees. In addition, performance against these same strategic objectives is incorporated into annual incentive plan funding calculations used for most other employees. In total, this represents about 36,000 employees or approximately 65% of our workforce.

Sustainability goals and strategies are also included in the individual goals we set for our executives annually, and, as applicable, these goals are also cascaded down into the individual goals of the employees who support them. Performance against these goals forms the basis of incentive compensation award decisions every year for executives and those employees. Incentive compensation may be higher if sustainability goals are achieved or exceeded or lower if they are not fully achieved. Further details on how compensation is tied to sustainability objectives and how those objectives are embedded in our strategies can be found on page 45 and pages 55 to 57.

In addition, we will further consider our approach to tying incentive compensation to performance against our sustainability goals for relevant employees. This is central to delivering on our strategy, Purpose and bold commitments for a thriving economy, a sustainable future, and an inclusive society.

1

Sharing accountability and success: Why we’re linking employee compensation to ESG goals, Michael Miebach (CEO), Mastercard, 2022-04-19 https://www.mastercard.com/news/perspectives/2022/esg-goals-and-employee-compensation/

2	Mastercard ties ESG to all employee pay, Rick Spence, Corporate Knights, 2022-06-01 https://www.corporateknights.com/leadership/mastercard-ties-esg-to-all-employee-pay/
3	Mastercard to link all employee bonuses to ESG goals, Reuters, 2022-04-19 https://www.reuters.com/business/finance/mastercard-link-all-employee-bonuses-esg-goals-2022-04-19/

102	Bank of Montreal Management Proxy Circular 2024

Withdrawn Proposal

Disclosure of Languages Spoken Fluently by Executives

Be it proposed that languages spoken by senior executives be disclosed in the Proxy Circular.

Supporting statement

In 2023, we tabled a shareholder’s proposal requesting disclosure of the languages spoken fluently by the directors of some twenty publicly held corporations. Following discussions, substantially all of these corporations - including the 7 major banks - agreed to disclose such information. This new proposal seeks the disclosure of the same information regarding officers or, at the very least, “named executive officers1.”

In recent years, a number of public controversies over language have tarnished the reputation of major publicly held corporations as regards their social responsibilities and how they interpret their duties and obligations in the light of the inherent diversity of our societies. Language, which is at the core of our democratic institutions, is in fact a fundamental characteristic of the community. Because they are harmful in every respect, such situations must not be allowed to recur. For this reason -and many other reasons as well -it is desirable for all interested parties (stakeholders) to know, through formal and official disclosure, which languages the executives of the corporation are capable of speaking fluently. Obviously, “speaking fluently” means having attained a sufficient linguistic level to be able to use the language widely in all corporate and individual areas of activity, that is a level sufficient to enable each executive officer to perform their functions and duties fully and completely when interacting with their teams, shareholders and all other parties.

BMO’s Response

BMO’s senior executives are highly qualified in their functional areas of expertise, possess leadership skills, and come from diverse backgrounds. They reflect the markets in which the bank operates, the talent available with the required expertise, and the bank’s evolving customer and employee base.

BMO prioritizes skills for senior executives in three broad categories including leadership mindsets and behaviours, business and financial acumen and skills to further our digital first strategy. These criteria are reviewed annually with the Executive Committee and Human Resources Committee of the board and are updated as necessary. We use this information to assess the overall strength and diversity of the Executive Committee and when recruiting new senior executives.

Language is not currently a skills requirement for senior executives nor is it a diversity metric. However, in the jurisdictions where we operate where a language other than English is the primary language or is otherwise prominent, we actively seek and employ individuals with fluency in that language.

As languages spoken by our senior executives may be of interest to our shareholders and stakeholders, we have now disclosed those languages collectively for the Executive Committee, consistent with disclosure relating to the Executive Committee’s diversity.

1	As defined in, but not strictly limited to, Regulation 51-102 respecting Continuous Disclosure Obligations.

Bank of Montreal Management Proxy Circular 2024	103

Withdrawn Proposal

Societal Dividend and Better Value Sharing

Be it proposed that the Board of Directors contemplate the creation of a societal contribution whereby a certain percentage of the corporation’s profits would be devoted to supporting ESG causes, in particular the environment and inequality.

Supporting statement

Given the scale of the climate crisis and the growing inequality, we are proposing the creation of a new kind of dividend aimed at expanding the sharing of the value created by the organization into projects with high social and environmental added value.

Taking Crédit Mutuel (France) and MAIF (Mutuelle d’assurance pour les instituteurs de France)1 as an example, the amounts thus released could be devoted to ecological, climatic and social transition. For example, these amounts could be used to take stakes in companies whose objective is not necessarily immediate profitability, but which have a positive impact on the environment and inclusion, such as investments in energy renovation or the creation of bicycle garages in towns and cities, in support for customers and future customers who are most exposed to climatic events and most economically vulnerable, in the granting of zero-interest loans for energy renovation to customers on modest incomes, and so on.

BMO’s Response

The proponent has agreed to withdraw this proposal following constructive engagement with BMO.

BMO’s Purpose, to Boldly Grow the Good in business and in life, informs our strategy, drives our ambition and reinforces our commitments to progress for a thriving economy, a sustainable future and an inclusive society. Our Purpose manifests in many ways, including through our significant community investments, volunteerism, and support of sustainability initiatives and products and services.

For example, BMO is providing access to capital and financial advice that facilitates home ownership and supports small businesses – important contributors to financial opportunity and equity. In 2022, we introduced our U.S. Community Benefits Plan, which is investing $40 billion over five years in low-to moderate-income neighbourhoods and communities of colour. This includes $135 million in philanthropic donations aimed at building capacity and addressing inequity.

We believe economies thrive when communities thrive. Across our footprint, BMO is a leading contributor to charitable causes. In 2023, we donated almost $84 million to registered charities and non-profits, directing 42 per cent to health and social service programming and 34 per cent to education and economic development.

We have a strong legacy of giving that goes back decades and are a trusted partner of communities when it comes to supporting the issues that affect them. For example, over the past 10 years, we have donated more than $150 million to support healthcare infrastructure, research, and programming across our footprint.

We also encourage and recognize the giving and volunteer activities of our employees to drive further social impact. In 2023,

our Employee Giving campaign generated $31 million in donations to thousands of charities across North America, more than 14% of which was directed to our strategic partner, the United Way. We measure employees’ volunteer contributions, both during and outside working hours. In total, BMO employees volunteered 62,900 hours in 2023 to support their communities. Climate is one of BMO’s top strategic priorities. In 2023, we made a $3 million donation to support GRID Alternative’s low-to-no cost solar energy systems and job training programs for underserved families in California, Colorado, and Tribal communities across the western United States. We also donated $250,000 to One Tree Planted, which supported the planting of more than 40,000 trees to restore over 80 hectares in California and Oregon, as well as urban planting projects.

Through our sustainability and Zero Barriers to Inclusion strategies, BMO invests in products, services, initiatives and partnerships that drive a sustainable future, inclusion and equitable growth for all. One of our many successes has been BMORE, a program that removes barriers to employment and increases access to careers in banking and finance, which we created in partnership with the not-for-profit Cara Collective. Another important accomplishment is the BMO NewStart® program, which offers services and support for newcomers to Canada. Under the NewStart® program, BMO has developed financial products and services for newcomers to Canada, including bank accounts with no monthly fee for one year, applications for a credit card with no Canadian credit history, fee waivers for global money transfers, special mortgage offers and seamless digital international money transfer solutions. Newcomers include immigrants, permanent residents, foreign workers, students, and displaced Ukrainians. Our Indigenous Personal Banking Program has also been a success, providing personalized support and pricing designed to cater to both status

[1]

Crédit Mutuel et la Maif vont allouer une part de leurs profits à des projets sociétaux, ID Info durable, 2023-01-26 https://www.linfodurable.fr/investir-durable/en-bref/climat-credit-mutuel-et-maif-vont-allouer-une-part-de-leurs-profits-36180

104	Bank of Montreal Management Proxy Circular 2024

and non-status members across all Indigenous communities in Canada. Our On-Reserve Home Loans Program offers innovative financing options for eligible individuals seeking to build, buy or renovate homes on-reserve. We also support Indigenous economic empowerment with trust services, investment solutions and long-term financing options for on-reserve infrastructure projects and economic development.

BMO also plays a role in helping our clients achieve their decarbonization and climate resilience goals. For example, the Greener Futures Financing program offers agriculture clients a discount of up to 1% for investing in decarbonization and/or building climate resilience for their businesses. And, BMO’s first-to-market Retrofits program helps commercial building owners with financing to execute energy efficiency retrofits of their business spaces at the pace and depth required to reach net zero. BMO also offers a suite of other sustainability-linked products that reward business account holders who achieve predetermined sustainability targets.

In addition to our significant contributions to the communities in which we operate, we will further consider our approach to community investment and whether a minimum commitment based on a percentage of profit may be appropriate.

Shareholders can get more information about our significant investments in our communities, including those related to sustainability, in our 2023 Sustainability Report and Public Accountability Statement and also at www.ourimpact.bmo.com.

Bank of Montreal Management Proxy Circular 2024	105

Withdrawn Proposal

Reasonable Assurance for ESG Reports

Be it proposed that the Board of Directors agree to file an ESG report within the next three years with reasonable assurance and not with limited or no assurance.

Supporting statement

Like many investors, we read the ESG reports produced by our Canadian banks, hoping to find accurate, reliable and complete information. Although a number of banks use audit firms to provide limited assurance of the quality of the information presented in the report, we believe that it would be appropriate for the Bank to review the level of assurance of its report in order to avoid criticism alleging greenwashing, as is now often the case. According to a recent report by PwC1: “In Canada, only 8% of companies in our analysis subject their sustainability reporting to the same level of reasonable assurance as their financial statements.” According to the experts who wrote the report, “Limited assurance is a good first step. But it’s only an interim measure in the eyes of regulators and investors. Our Global Investor Survey 2022 explored the factors that increase confidence in assessing the accuracy of an organization’s sustainability reporting. Nearly three-quarters (73%) of investors in Canadian companies say reasonable assurance helps. By contrast, only 46% feel the same way about limited assurance-underscoring the importance of preparing for reasonable assurance and producing investor-grade ESG reporting.”

We believe that reasonable assurance every three years could help to reassure all stakeholders about the quality of the information disclosed.

“A practitioner can provide two types of assurance engagements: a reasonable assurance engagement or a limited assurance engagement.

The nature, timing and extent of procedures performed in a limited assurance engagement is limited compared with that necessary in a reasonable assurance engagement, but is still planned to obtain a level of assurance that is, in the practitioner’s professional judgment, meaningful.2”

BMO’s Response

The proponent has agreed to withdraw this proposal following constructive engagement with BMO.

BMO provides extensive sustainability disclosure including in the BMO Sustainability Report and BMO Climate Report. Key aspects of those reports undergo limited assurance. We are proud to be the first and only Canadian bank to have our financed emissions metrics assured. We have obtained limited assurance for metrics related to financial inclusion, sustainable finance, climate change, DE&I, the employee value proposition, community impact and data security. The scope of metrics subject to limited assurance for our Sustainability and Climate Reports has grown from 13 in 2020 to 50 in 2023. We anticipate that the scope of assurance will continue to increase. Due to the differences between financial and non-financial reporting, limited assurance is currently the accepted industry practice for Sustainability Reports.

We are evaluating new and emerging regulatory requirements and standards which may evolve our approach to assurance over time.

For example, a final version of proposed International Standard on Sustainability Assurance (ISSA) 5000, General Requirements for Sustainability Assurance Engagements, is not expected until late 2024. In recognition of this, OSFI’s climate risk guideline issued in March 2023 stated that climate disclosures are not expected to be subject to any independent external assurance at this time. Moreover, both the European Union’s Corporate Sustainability Reporting Directive and the SEC’s climate change disclosure proposals contemplate a phased approach to transitioning from limited assurance to reasonable assurance. We are also monitoring requirements of the State of California to require reasonable assurance over some climate change metrics by 2030.

As a result, our current estimate is that we will implement reasonable assurance over elements of our climate disclosures by 2030. However, this is dependent on the actual timeframe for the establishment of related standards and regulatory requirements.

1	Why Canadian companies need to prepare for ESG assurance, PwC https://www.pwc.com/ca/en/today-s-issues/environmental-social-and-governance/net-zero/preparing-for-esg-assurance.html
2

Sustainability Assurance Alert A CPA’s Role in Third-Party Assurance Over Sustainability Information July 2021 Alert CPA Canada https://www.cpacanada.ca/en/business-and-accounting-resources/audit-and-assurance/standards-other-than-cas/publications/sustainability-assurance-alert-third-party-assurance

106	Bank of Montreal Management Proxy Circular 2024

Withdrawn Proposal

Appointment of the Auditor

Be it proposed that, based on the term of the current contracts, the Board of Directors engage different auditors given the number of shareholders who abstained from voting on this issue at the last Annual General Meeting.

Supporting statement

Nearly half of the companies we follow closely by attending their annual shareholders’ meetings have experienced high abstention rates of voting on the appointment of their external auditors. These votes were not against any single firm of accountants, but against several, which would suggest that shareholders are seeking a fresh perspective on the reliability of the financial information they receive and the independence of the accountants.

The aim of auditor rotation is to reduce the threats to auditor independence, which are largely caused by the familiarity that develops over time. There is a risk that, in the long term, the auditor may become too close to the client. For example, the auditor’s independence may weaken when friendships develop: the auditor identifies too closely with the interests of the client’s senior executives, the audit plan becomes repetitive, or the auditor is reluctant to make decisions that would suggest previous decisions were wrong.

In short, the risks of familiarity with the client could undermine the auditor’s rigorousness, objectivity and critical thinking. Does the percentage of abstentions on the appointment of the current auditor reflect this opinion? We believe that such a service should be subject to a new vision with greater frequency in order to assure shareholders that their auditors are offering them the best service at a competitive price while ensuring a new approach to auditing by a different firm.

BMO’s Response

The proponent has agreed to withdraw this proposal following constructive engagement with BMO.

The board has a robust process for reviewing the performance and independence of the shareholders’ auditors and makes an informed recommendation to shareholders on which firm would best serve in the role. The board takes many factors into consideration, including length of service.

The ACRC reviews the performance of the shareholders’ auditors on annual basis and every five years performs a comprehensive review of the performance of the shareholders’ auditors over multiple years. The annual review evaluates the shareholders’ auditor with respect to the effectiveness of the auditor’s communications, their industry insights, audit performance, independence and professional skepticism and specifically considers the risks and benefits of audit firm rotation and tenure. The comprehensive review, most recently completed in 2020, evaluates the shareholders’ auditors with respect to (i) the independence, objectivity and professional skepticism of the shareholders’ auditors; (ii) the quality of the engagement team; and (iii) the quality of communications and interactions with the shareholders’ auditors. As a result of the reviews, the ACRC was satisfied with the performance of the shareholders’ auditors. The next comprehensive review is scheduled for 2025.

The ACRC also confirms that the lead audit partner rotates out of that role after five consecutive years and does not return to that role during the five years thereafter. Since KPMG LLP began serving as the sole shareholders’ auditor on November 1, 2003, the lead audit partner has changed 7 times, with the most recent change occurring in 2022.

In addition, the ACRC’s direct relationship with the shareholders’ auditors helps to ensure their independence from management. For instance, the shareholders’ auditors are required to directly inform the ACRC of significant difficulties encountered during the audit, difficult or contentious matters for which the auditor consulted, management’s consultation with other accountants, disagreements with management, and other matters that are significant to the Bank’s financial reporting process. Also, the ACRC meets in camera with the shareholders’ auditors at each ACRC meeting, to ensure they are free to express concerns without undue influence from management.

For further details respecting the ACRC oversight of the shareholders’ auditor, see: “Shareholders’ Auditors’ Services and Fees – Review of Shareholders’ Auditors” on page 124 of our 2023 Annual Report.

The review process followed by the ACRC reflects Canadian best practice recommendations of the Canadian Public Accountability board (“CPAB”), Canada’s independent, public company audit regulator charged with overseeing audits performed by Canadian public accounting firms, as well as the Chartered Professional Accountants of Canada (“CPA Canada”), Canada’s national accounting organization. In a report issued by CPAB and CPA Canada in 2013, it was concluded that mandatory rotation of audit firms and mandatory retendering of the audit would not contribute to the enhancement of audit quality. The International Federation of Accountants has reported that studies on audit firm rotation do not clearly support the notion that mandatory audit firm rotation will enhance audit quality. Some studies have found that while the cumulative number of audit partner rotations is positively associated with higher audit quality, the cumulative number of audit firm rotations is negatively associated with audit quality. In February, 2024 the Canadian Centre for Audit Quality released a paper summarizing the research and concluded that votes against the appointment of auditors primarily on the basis of tenure may result in unintended consequences, including a decline in overall audit quality and the introduction of unnecessary risk for investors.

Bank of Montreal Management Proxy Circular 2024	107

The Shareholder Association for Research & Education (SHARE) on behalf of the Atkinson Foundation, 130 Queens Quay East, West Tower, Unit 900, Toronto, ON M5A 0P6, the Hamilton Community Foundation, 120 King Street West, Suite 700, Hamilton, ON L8P 4V2, the Pension Plan of The United Church, 3250 Bloor Street West, Suite 300, Toronto, ON M8X 2Y4 and the United Church of Canada Treasury 3250 Bloor Street West, Suite 200, Toronto, ON M8X 2Y4 together with BCGEU, 4911 Canada Way, Burnaby, B.C. V5G 3W3 have co-submitted the following shareholder proposal which has been withdrawn. The bank has agreed to include this withdrawn proposal in the circular for information purposes only. It is not part of the formal business of the meeting.

Withdrawn Proposal

RESOLVED shareholders request the bank conduct and publish (at reasonable cost and omitting proprietary information) a third-party racial equity audit analyzing BMO’s adverse impacts on communities of colour and Indigenous people. Input from civil rights organizations, employees, and customers should be considered.

Supporting statement

An estimated 2% of Canadians are “unbanked”,1 while 15-25% are “underbanked”. Unbanking and underbanking have a disproportionate effect on Indigenous peoples.2 The Financial Consumer Agency of Canada found that racialized or Indigenous bank customers are subjected to discriminatory practices,3 were more likely than other customers to be recommended inappropriate products, were not presented information in a clear and simple manner and were offered optional products such as overdraft protection and balance protection insurance.

Financial institutions play a key role in society, allowing businesses and individuals to access essential economic opportunities through a range of financial products and services, including credit and loan services, savings accounts, and investment management. Financial institutions have the responsibility to ensure that their business activities do not discriminate against communities of colour and Indigenous people. As the eighth largest bank in North America, BMO’s racial equity commitment and actions can impact its twelve million customers4 and influence the industry’s approach in addressing the racial wealth gap.

BMO announced its Zero Barriers to Inclusion 20255, a multi-year strategy aiming at supporting equity, equality and inclusion by providing access to opportunities and enabling growth for its employees, customers and communities where it operates. Although well intentioned, the initiatives and investments made in application of this strategy do not constitute a viable alternative to racial equity audits as it fails to identify, prevent and address existing or potential racial inequities stemming from its products and services.

An independent examination of BMO’s business activities would help shareholders, employees, and customers understand whether BMO’s initiatives are effective and aligned with its stated racial equity commitments while ensuring that the bank’s business activities falling outside its Zero Barriers to Inclusion 2025 do not discriminate against people of colour and Indigenous people. A racial equity audit would inform and facilitate any course correction necessary to promote racial equity and protect the company – and by extension its shareholders – from the risks associated with the failure to address systemic racism.6

Racial equity audits have proven to be effective risk mitigation tools as they help manage material legal, financial, regulatory, and reputational business risks by identifying, prioritizing, remedying, and avoiding adverse impacts on communities of colour and Indigenous people beyond the workplace.

At BMO’s 2023 annual meeting of shareholders, 37% of votes were cast in favour of a resolution requesting a third-party racial equity audit. However, in contrast with a number of its US and Canadian peers, BMO has not confirmed its intention to conduct this assessment.

We urge BMO to assess its business activities through a racial equity lens in order to obtain a complete picture of how it contributes to and could help dismantle systemic racism.

1	https://www.bankofcanada.ca/wp-content/uploads/2023/10/sdp2023-22.pdf
2	https://bcbasicincomepanel.ca/wpcontent/uploads/2021/01/Financial_Inclusion_in_British_Columbia_Evaluating_the_Role_of_Fintech.pdf
3	https://www.canada.ca/en/financial-consumer-agency/programs/research/mystery-shopping-domestic-retailbanks.html
4	https://www.bmo.com/home/about/banking/investor-relations/annual-reports-proxy-circulars
5	https://our-impact.bmo.com/us/our-practices/diversity-and-inclusion/
6	https://www.majorityaction.us/s/REPORT_FINAL_CK_1209.pdf

108	Bank of Montreal Management Proxy Circular 2024

BMO’s Response

BMO is committed to equity, equality and inclusion and we continue to make progress on our Zero Barriers to Inclusion strategy.

As part of our Purpose-driven commitment to grow the good for an inclusive society – one with zero barriers to inclusion—we continue to focus on providing access to opportunities and enabling growth for our colleagues, our customers, and the communities we serve. We publish our Zero Barriers to Inclusion objectives and initiatives as part of our Sustainability Report and will continue to do so.

For all our employees, we work to ensure an equitable employee experience inclusive of access to advancement and career development for colleagues facing systemic barriers. Our initiatives include the creation of advisory councils and employee resource groups focused on the experience and engagement of diverse talent and the creation of differentiated talent and we continue to provide on-going education as a way to enable inclusive workspaces and inclusive customer experiences. BMO is committed to contributing to the removal of systemic barriers for under-represented customers, employees and communities through investments, products, services and partnerships that drive inclusion and equitable growth for everyone. We continue to expand financial inclusion for customers through inclusive banking products, services and resources. We are meeting our customers’ needs by addressing their unique expectations and experiences including providing greater access to banking and credit in minority communities and increasing investment and access to capital to minority owned businesses. BMO’s progress reflects both our strong commitment to our existing communities and our expanded U.S. footprint. This includes BMO’s announcement, in November 2022, of BMO EMpower 2.0 with more than $40 billion to support communities and organizations across the United States including a commitment of more than $15B in home mortgage and small business lending to minority borrowers or in minority communities and more than $17B in community development loans, investments, and other support for affordable housing and economic development. This five-year community benefits plan, building on the original BMO EMpower commitment which exceeded its $5 billion investment goal in less than two years, was developed with input from over 85 community groups from across the country through listening sessions facilitated by the National Community Reinvestment Coalition, the California Reinvestment Coalition and the Alliance to Close the Racial Wealth Gap.

BMO’s Code of Conduct provides ethical guidance for all employees as they offer products and services to our customers. Our Code is based on our values of integrity, responsibility, empathy and diversity and we expect employees to adhere to these values as they conduct business. We regularly reinforce these expectations and intervene in situations where behaviour is not aligned with our Code.

In the community, we strive to be leaders in increasing inclusion, building strong relationships to foster racial justice and Truth and Reconciliation, and promoting inclusive local economic opportunities. Initiatives include investing in organizations that focus on social and racial justice and supplier diversity programs. We encourage shareholders to visit www.ourimpact.bmo.com for greater detail on these initiatives.

Further to BMO’s existing commitment to equity, equality and inclusion and engagement with shareholders, including the Proponents, BMO has agreed to build on its Zero Barriers to Inclusion strategy and engage a third party to conduct a review of certain employment practices and certain business practices with a focus on racial equity. The review of employment practices will occur in 2024 and the review of business practices will occur in 2025 with the results being made public following the completion of the review.

Our Zero Barriers to Inclusion initiatives which are in progress or in planning stages will be informed by the stakeholder consultation involved with, and outcomes of, the review. We remain committed to our Zero Barriers to Inclusion strategy and will continue to consider and assess ways in which we can further an inclusive society with zero barriers to inclusion.

Bank of Montreal Management Proxy Circular 2024	109

Æquo Shareholder Engagement Services on behalf of Bâtirente, régime de retraite des membres de la CSN, 2175 De Maisonneuve Blvd. East, suite 203, Montréal, H2K4S3 has submitted the following proposal which has been withdrawn. The bank has agreed to include this withdrawn proposal in the circular for information purposes only. It is not part of the formal business of the meeting.

Withdrawn Proposal

Proposal by Bâtirente, régime de retraite des membres de la CSN.

RESOLVED: Shareholders request that BMO disclose a report containing 1) the key elements it uses to assess the credibility of its client’s transition plans in sectors most exposed to climate- related risks, 2) the results of an assessment of the credibility of these client’s transition plans and 3) the procedures for addressing clients lacking a credible transition plans.

Whereas

•	Climate change is a global crisis that requires urgent action. Exceeding a 1.5°C warming scenario presents risks to the planet, economies, investors, and ultimately to the long- term profitability of banks: projections have found that limiting global warming to 1.5° degrees will save $20 trillion globally by 2100, while exceeding 2 degrees could lead to climate damages in the hundreds of trillions. Estimates show that 10% of global economic value stands to be lost by 2050 under current emissions trajectories.

•	A growing expectation is that financial sector companies actively support their client transition to a lower carbon economy. Glasgow Financial Alliance for Net Zero (GFANZ) encourages banks to adopt strategies aimed at financing companies committed to transitioning in line with 1.5 degrees C-aligned pathways. (Expectations for Real-economy Transition Plans)
•	While BMO is planning to start assessing the “maturity of client level transition plans” and report progress, it has not indicated if it will disclose the key elements used to assess the credibility of transition plans, the results of such assessments and the procedures to address clients with no or inadequate transition plans.

•	Some BMO peers provide some level of clarity on how they evaluate transition plans. For instance, CIBC has disclosed an overview of its Carbon Risk Scoring methodology and a weighted average aggregate score of client transition preparedness.

•	For oil and gas (O&G) companies, a credible transition plan should include aligning their strategies to the International Energy Agency Net Zero Emissions by 2050 scenario in which “the rapid drop in O&G demand means that no fossil fuel exploration is required, and no new O&G fields are required beyond those that have already been approved for development.”

•	The disclosures requested in this proposal will help investors further assess the extent to which BMO is adequately managing climate-related risks and effectively working toward achieving its interim financed emissions reductions targets and net-zero ambition.

BMO’s Response

The proponent has agreed to withdraw the proposal, following constructive engagement with BMO. As part of our Climate Ambition, we are actively engaging clients in their transition to a more sustainable and climate-resilient future. To this end, BMO has already integrated the consideration of clients’ transition plans into enhanced environmental and social risk rating (“ESRR”) tool assessments for certain sensitive sectors. We are further enhancing this process through the piloting of a Client Transition Plan Readiness Assessment (the “Assessment”), which is being introduced into the ESRR tool in 2024.

BMO will, subject to privacy, data and/or legal constraints, consider disclosure of portfolio-level results from the Assessment pilot, and work towards reporting annually on how our clients are progressing in terms of the maturity of their transition plans, climate practices, transparency, disclosure, and climate-risk awareness.

Further, BMO will periodically review and evolve the Assessment framework, in a manner consistent with our risk management framework and climate strategy, as best practices and the climate regulatory landscape continue to develop.

In our 2023 Climate Report, we have provided an overview of the assessment questions used in the Assessment and examples of best practice guidelines used to develop the criteria.

110	Bank of Montreal Management Proxy Circular 2024

Attending in person

If you will not participate in the meeting virtually, you may attend in person at the BMO IFL, 3550 Pharmacy Avenue, Toronto, Ontario.

Please monitor our website (bmo.com/annualmeeting), and our transfer agent’s website (www.envisionreports.com/BMO2024) for any updates.

PARKING Located on the West side of the building.

DIRECTIONS

From West:

•	401 Eastbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From East:

•	401 Westbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From North:

•	404 South to Steeles and Woodbine exit (Exit 22)
•	Turn left on to Steeles Avenue
•	At the 4th set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From South:

•	Don Valley Parkway (DVP) North which becomes 404 North
•	Take Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

Your vote matters. See page 5 for detailed information about wo can vote, and how to vote. We encourage you to vote right away.